Form 20-F
period 2025-06-30
Haoxi Health Technology Ltd
filed 2025-10-20
CIK 1954594

U.S.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Huizhongli, Chaoyang District

Beijing, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0025 per share	HAO	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 2,896,595 ordinary shares (including 2,205,795 Class A ordinary shares and 690,800 Class B ordinary shares) were outstanding as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the PRC;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Haoxi Cayman (as defined below); prior to share consolidation on January 10, 2025, each share had a par value of $0.0001; following the above share consolidation, each share has a par value of $0.0025. Each Class A Ordinary Share is entitled to one vote;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Haoxi Cayman (as defined below); pre-Consolidation, each share had a par value of $0.0001; post-Consolidation, each share has a par value of $0.0025. Each Class B Ordinary Share is entitled to 10 votes;

●	“Haoxi Beijing” or “the operating entity” are to Beijing Haoxi Digital Technology Co., Ltd., a limited liability company organized under PRC laws and regulations, which company is wholly owned by WFOE (as defined below);

●	“Haoxi HK” are to Haoxi Information Limited, a Hong Kong corporation and wholly owned subsidiary of Haoxi Cayman (as defined below);

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the U.S.;

●	“we,” “us,” “our,” “Haoxi Cayman,” “our Company,” and the “Company” are to Haoxi Health Technology Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands; and

●	“WFOE” are to Beijing Haoxi Health Technology Co., Limited, a limited liability company organized under the laws and regulations of China, which company is wholly owned by Haoxi HK.

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

On January 10, 2025, as approved at the duly convened annual general meeting (“2025 AGM”), we effected certain share consolidation (“Share Consolidation” or “Consolidation”) and increase of authorized share capital (together with Share Consolidation, “Share Capital Reorganization”), pursuant to which the authorized share capital of the Company of US$1,000,000 is divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each. Specifically, following the Share Capital Reorganization, the pre-Consolidation Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0001 each were consolidated at a ratio of twenty-five-for-one (25:1), resulting in whole numbers of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0025 per share.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024, and 2023.

Unless otherwise noted, all translations from certain foreign currencies to U.S. dollars and from U.S. dollars to certain foreign currencies in this annual report are made as follows:

	June 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year - RMB	RMB7.1586 to $1.00	RMB7.1268 to $1.00	RMB7.2258 to $1.00
Average rate for the year - RMB	RMB7.1599 to $1.00	RMB7.1592 to $1.00	RMB6.9415 to $1.00

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

We generate our revenue through the operating entity by providing one-stop online marketing solutions, in particular online short video marketing solutions, to advertisers through the operating entity’s media partners. The operating entity provides customized marketing solutions by planning, producing, placing, and optimizing online ads, especially online short video ads, to help its advertisers acquire, convert, and retain ultimate consumers on various online media platforms. The operating entity has served approximately 2,000 advertisers since its incorporation in 2018, the majority of which are healthcare companies. During the fiscal years ended June 30, 2025, 2024, and 2023, it served 473, 543, and 393 advertiser customers, respectively, of which 414, 471, and 341 were healthcare companies, respectively. The operating entity primarily places its ads through mainstream online short video platforms and social media platforms in China, such as Toutiao (今日头条), Douyin (抖音), WeChat (微信), and Sina Weibo (新浪微博). The operating entity is dedicated to reducing costs and increasing efficiency for its advertisers and offering them easy online marketing solutions. Driven by the growing demand for personalized and high-quality services in the healthcare and medical aesthetics sectors, and in response to evolving macro-consumption trends, Haoxi Beijing has officially launched its livestreaming agency services in April 2025.   As of the date of this annual report, Haoxi Beijing is still in the process of researching and developing the service offerings, and has yet to generate any revenue from this livestreaming agency service.

We are subject to certain legal and operational risks associated with business operations of Haoxi Beijing in China and the Chinese regulatory authorities could disallow our corporate structure, which could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations;” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless;” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The China Securities Regulatory Commission (“CSRC”) has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be an indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless;” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China.” Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of Haoxi Beijing, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation. Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. The PRC Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a management system of pre-establishment national treatment with a “negative list” for foreign investments, pursuant to which (i) a foreign invested enterprise, or FIE, under PRC law shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, an FIE shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally. The PRC Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system in which FIE shall submit the investment information to competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system. Haoxi Beijing is an online marketing solution provider in China with an advertiser client base mainly in the healthcare industry, which is not a prohibited or restricted industry in the negative list that is currently effective as of the date of this annual report. It is uncertain whether the online marketing industry, in which Haoxi Beijing operates, will be subject to the foreign investment restrictions or prohibitions set forth in any “negative list” to be issued in the future. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact our corporate governance and business operations in any aspect. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As of the date of this annual report, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On November 14, 2021, the CAC published the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented as of the date of this annual report. As confirmed by our PRC counsel, Sino Pro Law Firm, we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor are we subject to network data security review if the Security Administration Draft are enacted as proposed, since Haoxi Beijing’s business does not involve processing users’ personal information and it is not deemed as a critical information infrastructure operator (“CIIO”), nor is it an online platform operator with personal information of more than one million users. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China.”

On February 17, 2023, the CSRC, released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines, or collectively, the Overseas Listing Trial Measures, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained clearance from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing. The CSRC published notification of our completion of the required filing procedures for our initial public offering on September 14, 2023. The required filing scope is not limited to the IPO the Company closed on January 30, 2024 (the “IPO”), but also includes any subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and any secondary listing or dual major listing of issuers already listed overseas. On September 25, 2024, we filed with the CSRC regarding the Follow-on Offering. In the event that we conduct any other subsequent offerings, we will be subject to filing requirements with the CSRC. In such event, if our filing procedures are not completed according to the Administration Measures or if our filing materials contain false records, misleading statements or material omissions, the CSRC may order rectification of such non-compliance, issue a warning, and impose a fine of not less than RMB1 million and not more than RMB10 million. These risks could completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Since these statements and regulatory actions by the PRC government are newly published and there exists uncertainty with respect to their requirements and implementation, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our or Haoxi Beijing’s daily business operation, the ability to accept foreign investments and listing on U.S. exchanges. We cannot assure you that we will be able to fully comply with such rules, to maintain the listing status of our securities, or to conduct any overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-The CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.”

Except for the filing procedures with the CSRC and reporting of relevant information according to the Overseas Listing Trial Measures, as of the date of this annual report, we are not required to obtain any other permission from any other PRC governmental authorities to offer securities to foreign investors. As of the date of this annual report, neither we nor our subsidiaries have received any inquiry, notice, warning, or sanction regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange in the future. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us, or the operating entity, or otherwise tightening the regulations on overseas listing of PRC domestic companies. If it is determined that any of our subsequent offerings is subject to any other governmental authorization or requirements, we cannot assure you we or the operating entity could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us or the operating entity to fines, penalties or other sanctions which may have a material adverse effect on our business and financial conditions as well as our ability to complete the relevant offering. Although we endeavor to comply with all the applicable laws and regulations, if (i) the operating entity does not receive or maintain applicable permissions or approvals for our operation, and to offer the securities being registered to investors, or (ii) we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and the operating entity is required to obtain permissions or approvals in the future, the operating entity’s business operation may be materially affected. There can be no assurance that we or the operating entity can obtain all requisite approvals without material disruption to the operating entity’s business. Therefore, any failure to obtain all requisite approvals may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-The CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” and “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China.”

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended by the Accelerating Holding Foreign Companies Accountable Act, if the Public Company Accounting Oversight Board (U.S.) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Wei, Wei & Co., LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Our auditor, Wei, Wei & Co., LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in March 2006, and it is currently subject to PCAOB inspections, having its last inspection completed as of December 31, 2022. The PCAOB currently has access to inspect the working papers of our auditor. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Cash Transfer and Dividend Distributions

As of the date of this annual report, none of our subsidiaries made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiary, Haoxi Beijing. For more detailed discussion of how cash and other assets are transferred among our Company and our subsidiaries, see our audited consolidated financial statements (“CFS”) as of and for the fiscal years ended June 30, 2025, 2024 and 2023.

To the extent cash in the business is in the PRC, such funds may not be available to fund operations or for other use outside of the PRC, due to interventions of, or the imposition of restrictions and limitations on, the ability of our Company and Haoxi Beijing by the PRC government to transfer cash. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-To the extent cash or assets of our business, or of Haoxi Beijing, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions of, or the imposition of restrictions and limitations by, the PRC government to the transfer of cash or assets.” PRC regulations currently permit Haoxi Beijing to pay dividends only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, if Haoxi Beijing distributes its after-tax profits for the current financial year, it is required to set aside, at a minimum, 10% of its net income, if any, to fund a statutory surplus reserve until the cumulative amount of such reserve reaches 50% of its registered capital, and such reserve may not be distributed as cash dividends. PRC laws and regulations allow us to provide funding to Haoxi Beijing only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of loans. As a result, in the event that Haoxi Beijing incurs debt on its own behalf, the instruments governing the debt may restrict any such entity’s ability to pay dividends or make other distributions to us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies, and governmental control of currency conversion may limit our ability to use the proceeds of offshore offerings to make loans or additional capital contributions to Haoxi Beijing, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

As of the date of this annual report, the cash transfers made among the Company and its subsidiaries are as follows: in April 2024, the Company transferred $1,300,000 to Haoxi HK, then Haoxi HK transferred $300,000 to WFOE. In May 2024, the Company transferred $950,000 to Haoxi HK. In October 2024, the Company transferred $2,000,000 to Haoxi HK. In January 2025, the Company transferred $200,000 to Haoxi HK, then Haoxi HK transferred $200,000 to WFOE. In April 2025, the Company transferred $200,000 to Haoxi HK. In June 2025, the Company transferred $1,000,000 to Haoxi HK.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before investing in our securities. Below is a summary of the principal risks we face. These risks are discussed more fully under “Item 3. Key Information-D. Risk Factors.”

Risks Related to Doing Business in Chinas (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China”)

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

Risks Related to the Operating Entity’s Business and Industry (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to the Operating Entity’s Business and Industry”)

Risks and uncertainties related to the operating entity’s business include, but are not limited to, the following:

●	if advertisers stop purchasing online marketing services from the operating entity or decrease the amount they are willing to spend on marketing campaigns and promotional activities, or if the operating entity is unable to establish and maintain new relationships with advertisers, its business, financial condition, and results of operations could be materially adversely affected (see page 24 of this annual report);

●	if the operating entity fails to maintain its relationships with its media partners, its business, results of operations, financial condition and business prospects could be materially and adversely affected (see page 25 of this annual report);

●	as the operating entity continues to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities (see page 26 of this annual report);

●	the limited operating history of the operating entity in the rapidly evolving industry makes it difficult to accurately forecast its future operating results and evaluate its business prospects (see page 26 of this annual report);

●	certain customers contributed to a significant percentage of our total revenue during the fiscal years 2025, 2024 and 2023, and losing one or more of them could have a material adverse impact on our financial performance and business prospects (see page 27 of this annual report);

●	we have significantly unstable operating revenue, anticipate increases in our operating expenses in the future, and may not achieve or sustain profitability on a consistent basis. If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected (see page 27 of this annual report);

●	Pandemics, epidemics and other outbreaks, natural disasters, terrorist activities, and political unrest could disrupt the PRC operating entities’ delivery and operations, which could materially and adversely affect their business, financial condition, and results of operations (see page 32 of this annual report);

●	the operating entity’s business is geographically concentrated, which subjects it to greater risks from changes in local or regional conditions (see page 33 of this annual report);

●	the operating entity is exposed to concentration risk, due to its reliance on its major supplier, Ocean Engine. If the operating entity’s relationship with Ocean Engine deteriorates, or it’s unable to renew its agreement with Ocean Engine on substantially similar terms, our financial performance, results of operation and ongoing growth could be adversely affected (see page 33 of this annual report); and

●	the operating entity’s plan to invest in R&D (“R&D”) of Bidding Compass, may fail to result in a satisfactory return, or any return (see page 36 of this annual report).

Risks Relating to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors- Risks Relating to Our Class A Ordinary Shares the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Any failure to comply with such filling procedures may result in administrative penalties, such as orders to rectify, warnings, and fines. The required filing scope is not limited to the IPO, but also includes any subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. On February 24, 2023, the CSRC revised the Provision on Confidentiality issued in 2009. The revised Provision on Confidentiality came into effect on March 31, 2023, which provide that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. We believe that our IPO did not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.”

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Sino Pro Law Firm, that CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offerings under the M&A Rules, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (ii) we established Haoxi Beijing by means of direct investment rather than by merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for any future offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for the relevant offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from such offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete any such offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the Class A Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. See “Item 4. Information on the Company-B. Business Overview-Regulation-M&A Rules and Overseas Listings.”

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

As of the date of this annual report, except business license which all companies incorporated in China should obtain, we do not need any other license, permission or approval to engage in the businesses currently conducted in China. The WFOE and Haoxi Beijing have both obtained a business license issued by the SAMR’s local counterpart of the city in which they are incorporated. As advised by our PRC counsel, Sino Pro Law Firm, we are subject to the Overseas Listing Trial Measures for filing procedures with the CSRC. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

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

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or any other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our overseas listing from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, including, but not limited to the Overseas Listing Trial Measures. Although we endeavor to comply with all the applicable laws and regulations, if (i) the operating entity does not receive or maintain applicable permissions or approvals for our operation and to offer the securities being registered to investors, or (ii) we inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and the operating entity is required to obtain permissions or approvals in the future, the operating entity’s business operation may be materially affected. There can be no assurance that we or the operating entity can obtain all requisite approvals without material disruption to the operating entity’s business. Therefore, any failure to obtain all requisite approvals may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.”

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

Amounts restricted include paid-in capital and statutory reserves of Haoxi Beijing as determined pursuant to PRC generally accepted accounting principles. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of June 30, 2025, 2024, and 2023, these restricted assets totaled $97,935, $97,935, and $27,778, respectively, due to paid-in capital of Haoxi Beijing. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China, and may adversely affect our business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at the source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Related to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Class A Ordinary Shares may decline significantly.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise, as the beneficial owner, owns no less than 25% of a PRC entity. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. Pursuant to the Circular of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Haoxi HK may be able to enjoy the 5% withholding tax for the dividends from WFOE, if the conditions prescribed under Circular 81 and other relevant tax rules and regulations are satisfied. However, according to Circular 81, if the relevant tax authorities consider the related transactions or arrangements are for the primary purpose of enjoying favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. See “Item 10. Additional Information-E. Taxation-PRC Enterprise Taxation-Income Tax in PRC.”

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

According to our PRC legal counsel, the operating entity signed labor contracts with all of its employees. However, the operating entity did not pay social insurance contributions and housing provident fund contributions in full for all of the employees for the fiscal years ended June 30, 2025, 2024, and 2023. According to the Social Insurance Law of the PRC, it may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, it may be liable for a fine of one to three times the amount of the outstanding contributions, provided that it still fails to pay the outstanding social insurance contributions within the prescribed deadline. According to the Regulations on Management of Housing Provident Fund Contribution, an enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance by the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 ($1,400) or RMB50,000 ($7,000) and an application may be made to a local court for compulsory enforcement.

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

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax.”

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

In particular, the operating entity established cooperative relationships, directly or indirectly through their authorized agents, with some popular online media, especially media platforms operated by ByteDance, such as TouTiao, Douyin, and Xigua Video, through directly executing agreements with them or their authorized agencies, to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. ByteDance is a Chinese technology enterprise that offers a range of education and entertainment content platforms, including video-sharing social networking. The operating entity is materially dependent on media platforms operated by ByteDance to acquire user traffic and place ads for its advertiser customers. Currently, the operating entity has established a direct contractual relationship with Henan Ocean Engine Information Technology Co., Ltd. (“Ocean Engine”), a subsidiary of ByteDance, which operates as a mobile marketing platform helping clients advertise their products on ByteDance’s apps, such as Toutiao, Douyin, and Xigua Video, through a business cooperation agreement. The operating entity has had an established contractual relationship with Ocean Engine since June 16, 2022. The Business Cooperation Agreement on Agent Data Promotion currently in effect with Ocean Engine has a term from January 1, 2024 to December 31, 2024. Under this agreement, the operating entity is authorized to be an advertising agent to place ads on the media platforms operated by Ocean Engine and/or its affiliates, except in the industries of certain regions which Ocean Engine itself is an advertising agent, and in the industries of automobile manufacturing, automobile dealership, and real estate development. The English translation of the agreements between the operating entity and Ocean Engine are filed herewith as Exhibit 4.3. The purchase amount of the operating entity’s transactions with Ocean Engine accounted for 97.48%, 99.66% and 96% of its total purchases for the fiscal year ended June 30, 2025, 2024 and 2023, respectively.

The operating entity also keeps a close connection with third-party agents of other mainstream platforms, with which platforms the operating entity has no direct contact. For a detailed discussion of the operating entity’s relation with its media partners, see “Item 4. Information on the Company-B. Business Overview-Competitive Strengths-Media Resources-The Operating Entity’s Relation with Media Partners.” The operating entity’s relationships with its media partners are mainly governed by agreements which provide for, among other things, credit periods and the rebate polices offered to us. These agreements typically have a term of one year or shorter, and are subject to renewal upon expiry. The commercial terms under the agreements are subject to renegotiation when they are renewed. Besides, media partners usually retain the right to terminate the cooperative relationship based on business needs at their discretion.

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

We reported net cash used in operating activities of $3.36 million, $0.75million, and $0.87 million, for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. During the fiscal years ended June 30, 2025, 2024 and 2023, certain media the operating entity procured for its advertisers required prepayment or offer relatively short credit periods to it. While the operating entity has used reasonable efforts to align credit terms granted to it in connection with a particular media partner when it offers credit terms to advertisers using the relevant media, in cases where it engages in cross-selling of ad inventories or services of different media to its existing advertisers, it usually aligns the credit terms it offers to such advertisers to the most favorable terms offered to it among the media used. Moreover, the operating entity may offer more competitive terms to selected advertisers of established business relationship with it or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to the operating entity or at all. In addition, during the fiscal years ended June 30, 2025, 2024, and 2023, the operating entity was required by certain media partners (or their authorized agencies) to place deposits as performance security, and it may elect to make deposits associated with committed advertising spend on behalf of selected advertisers as required by certain media partners before running their advertising campaigns. The operating entity considers the above practices to be generally in line with the industry practice and competitive landscape, and it expects these practices to continue in the foreseeable future.

All the above contributed to a timing mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As the operating entity further expands its business, our requirements for working capital and other necessary payments (such as capital expenditures) will increase. The Company completed its IPO on Nasdaq Capital Market on January 26, 2024, offering 2,400,000 Class A Ordinary Shares. On March 8, 2024, EF Hutton LLC, the lead underwriter of the IPO, exercised its overallotment option to purchase an additional 360,000 shares of the Company’s Class A Ordinary Shares at $4.00 per share. The total gross proceeds received from the IPO, including proceeds from the exercise of the over-allotment option, was $11,040,000. On September 20, 2024 (the “Follow-on Closing Date”), we closed an underwritten follow-on offering (the “Follow-on Offering”) in connection with the offering and sale of 4,000,000 units (each, a “Unit,” and, collectively, the “Units”), with each Unit consisting of (i) one Class A Ordinary Share, par value $0.0001 per share (the “Class A Ordinary Share”) (or one pre-funded warrant to purchase one Class A Ordinary Share (the “Pre-Funded Warrant”)), (ii) one Series A warrant to purchase one Class A Ordinary Share initially (the “Series A Warrant”), but five Class A Ordinary Shares on and after the sixteenth (16th) calendar day following the Follow-on Closing Date (the “Series B Exercise Date”), and (iii) one Series B warrant to purchase four Class A Ordinary Shares (the “Series B Warrant” and together with the Pre-Funded Warrant and the Series A Warrant, the “Warrants”), at the public offering price of $3.00 per Unit. The Class A Ordinary Shares underlying the Warrants are referred to collectively as the “Warrant Shares.” Each Unit was priced at $3.00, and the Company generated gross proceeds of $12,000,000, before deducting offering expenses. We believe the current cash and cash equivalents and the anticipated cash flows from the equity financing will be sufficient to meet our anticipated working capital requirements and expenditures and bank loan repayment requirements for the next 12 months. See “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources-Financing activities.” We cannot assure you that going forward we will be able to reverse back to a net operating cash inflow position, or generate sufficient cash inflow from the operating entity’s operations or obtain adequate debt or equity financing at reasonable costs, or at all, to meet such requirements. If we fail to successfully manage our working capital needs or acquire adequate funding to finance our expansion, our ability to pay media partners and employees and otherwise fund our operations and expansion could be impaired, and our business, financial condition and results of operations may be materially and adversely affected.

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended June 30, 2025, 2024, and 2023, and losing one or more of them could have in a material adverse impact on our financial performance and business prospects.

During the fiscal years ended June 30, 2025, 2024, and 2023, we derived a significant percentage of our total revenue from a few customers. Our five largest customers accounted, in the aggregate, for 27.32%, 21.06%, and 36.81%, of our total revenue for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. Chengdu Mei’erbei Technology Co., Ltd., Shanghai Xukang Network Technology Co., LTD, and Jinan Modern Dermatology Hospital (“JMDH”) were, respectively, our top customers during fiscal years ended June 30, 2025, 2024, and 2023, with Chengdu Mei’erbei Technology Co., Ltd accounting for 9.20% of our total revenues for the fiscal year ended June 30, 2025, Shanghai Xukang Network Technology Co., LTD accounting for 6.87% of our total revenues for the fiscal year ended June 30, 2024, and JMDH accounting for 10.32% of our total revenues for the fiscal year ended June 30, 2023. Our top 10 customers during the fiscal years ended June 30, 2025, 2024, and 2023 include healthcare companies, such as plastic surgery hospitals and dental hospitals, which place ads through the operating entity. The identities of its customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company-B. Business Overview-Customers, Sales, and Marketing.”

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

We had unstable and volatile revenue-specifically, our total revenue decreased by $15.72 million, or 32.39%, to $32.80 million for the fiscal year ended June 30, 2025 from $48.52 million for the fiscal year ended June 30, 2024, primarily due to the increasing competition in the industry. Our total revenue increased by $20.29 million, or 72%, to $48.52 million for the fiscal year ended June 30, 2024 from $28.23 million for the fiscal year ended June 30, 2023, primarily due to higher advertisement expenditures by our health care industry clients. Our total revenue increased by $12.07 million, or 75%, to $28.23 million for the fiscal year ended June 30, 2023 from $16.16 million for the fiscal year ended June 30, 2022, primarily due to provision of digital advertising services to more customers. During the fiscal years ended June 30, 2025, the number of advertiser customers the operating entity served was 473, which was 70 less than for fiscal year 2024. In addition, we reported net income of $3.88 million for the fiscal year ended June 30, 2025, an increase of $2.58 million from net income of $1,292,054 for the fiscal year ended June 30, 2024. See “Item 5. Operating and Financial Review and Prospects-A. Results of Operations.” We cannot assure you we will achieve or maintain profitability on a consistent basis. Our revenue growth may slow or our revenue may decline for a number of reasons, including reduced demand for the operating entity’s online marketing services, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall selling, general, and administrative expenses, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. In addition, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. These efforts and additional expenses may be costlier than we currently expect, and there is no assurance that we will be able to maintain sufficient operating revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow at all, or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

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

The operating entity’s capability to plan and optimize advertising campaigns is partly dependent on the availability of data generated by the media based on the ad interaction behavior between such media and their end users. Its access to such data from media is limited by the relevant media’s data policies. Typically, the operating entity can only access data that are made available by the media to it or their authorized agencies. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or the operating entity relating to Internet privacy and data collection. As of the date of this annual report, as confirmed by our PRC counsel, Sino Pro Law Firm, the operating entity’s business operations are in compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the PRC, which was enacted by the SCNPC on November 7, 2016 and became effective on June 1, 2017, the Measures for Cybersecurity Review, and the Regulations on Network Data Security issued and revised by the CAC on July 10, 2021, and November 14, 2021. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Due to the recent development of laws and regulations on data protection and privacy and evolving interpretations of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third-parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that the operating entity will be in full compliance with all applicable laws and regulations on data protection and privacy in the future.

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

Moreover, from the middle of 2022 to December 2022, the economy in China slowed down when large-scale COVID-19 resurgences happened in multiple metropolitan areas of China and restrictive measures were widely taken. Since December 2022, many of the restrictive policies previously adopted by the Chinese government at various levels to control the spread of COVID-19 have been revoked or replaced with more flexible measures. As a result, Internet users have more chances to purchase the healthcare services they are interested in in person after watching the online advertisements of our advertiser customers. We believe this has incentivized our advertiser customers to invest more of their budget in placing online advertisements. Our revenues for the fiscal year ended June 30, 2023 overall were not materially affected by COVID-19. The average revenue per customer increased from $66,489 for the fiscal year ended June 30, 2022 to $71,830 for the fiscal year ended June 30, 2023. In addition, the number of advertiser customers that the operating entity served increased from 243 customers during the fiscal year ended June 30, 2022, to 393 customers during the fiscal year ended June 30, 2023, representing a 61.7% increase. As a result, our revenues generated from online marketing and digital advertising services increased by $12,072,284 from the fiscal year ended June 30, 2022 to the fiscal year ended June 30, 2023. For the fiscal year ended June 30, 2024, the average revenue per customer increased to $89,355, the number of advertiser customers that the operating entity served increased to 543, and our revenue generated from online marketing and digital advertising services increased to $48,519,836. For the fiscal year ended June 30, 2025, the average revenue per customer decreased to $69,354, the number of advertiser customers that the operating entity served decreased to 473, and our revenue generated from online marketing and digital advertising services decreased to $32,804,336. See “Item 5. Operating and Financial Review and Prospects-A. Results of Operations.”

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

The operating entity’s purchases are highly concentrated. For the fiscal year ended June 30, 22025, Ocean Engine accounted for 97.48% of the total purchases. For the fiscal year ended June 30, 2024, Ocean Engine accounted for 99.66% of the total purchases. For the fiscal year ended June 30, 2023, Ocean Engine accounted for 96% of the total purchases. Ocean Engine, as a media platform itself and the subsidiary of ByteDance, offers the operating entity with a more favorable pricing and rebate policy when the operating entity places ads for its advertiser customers on ByteDance’s apps, such as Toutiao, Douyin, and Xigua Video, as compared with third-party agents of these media platforms. However, the lack of diversification in the operating entity’s supplier base increases its vulnerability to fluctuations in traffic acquisition cost, which could have a negative impact on its gross margin. The Business Cooperation Agreement on Agent Data Promotion currently in effect between the operating entity and Ocean Engine has a term from January 1, 2025 to December 31, 2025, without an automatic renewal clause. If the operating entity’s relationship with Ocean Engine deteriorates, or it is unable to renew its agreement with Ocean Engine on substantially similar terms, whether due to unforeseen circumstances, changes in Ocean Engine’s business strategy, or any other reasons, the operating entity would suffer disruptions in the procurement of user traffic and ad inventory, and the placement of ads for its advertiser customers. This could result in locating alternative third-party agents of media platforms. As a result, our gross margin, financial performance, result of operation and ongoing growth could also be adversely affected.

Unauthorized use of the operating entity’s intellectual property by third parties and expenses incurred in protecting its intellectual property rights may adversely affect its business, reputation and competitive edge.

We regard the operating entity’s domain names and other intellectual property rights as important to its success, and it relies on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with its employees and others to protect its proprietary rights. For details, please refer to “Business-Intellectual Property.”

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

Although we believe our anticipated cash flows from operating activities, together with cash on hand and short-term or long-term borrowings, will be sufficient to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, there is no assurance that further on we would not have needs for additional capital and cash resources for our growth and expansion plan. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that additional financing will be available in amounts or on terms acceptable to us, if at all. See also “Item 5. Operating and Financial Review and Prospects- B. Liquidity and Capital Resources.”

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

Bidding Compass’ capabilities are important to our success, and we have been continuously investing heavily in its R&D efforts. Our R&D expenses were $79,544, $79,985, and $58,161, respectively, for the fiscal years ended June 30, 2025, 2024 and 2023. The industry in which we conduct business through the operating entity is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in R&D to lead technological advances in order to make its online marketing solutions innovative and competitive in the market. We plan to enhancing the R&D efforts of Bidding Compass and recruit more R&D engineers as appropriate, to improve data analytical capabilities of Bidding Compass and make it more efficient. The operating entity intends to direct the efforts to the following capabilities: (a) enhanced connection with the media platforms’ application programming interface to enable automatic and customized setup of advertisement bidding and placement process based on the operating entity’s different advertiser customers and their preferred target audience portrait; (b) automated guidance and recommendations regarding the content creation process based on data of prior projects and cases, and setting up an advertisement resource library which improves the efficiency of content creation; and (c) effect analysis and automatic parameter setup, based on past and real-time impressions, click-through rate (“CTR”), conversion rate (“CVR”) and return on investment (“ROI”) data. There is no guarantee or assurance that the investment in the aforementioned additions of capabilities will yield satisfactory outcomes or result in a satisfactory return. If the investment fails to result in a satisfactory return, any expected addition of functions and improvement of efficiency may be unachieved. As a result, our significant investment may not generate corresponding benefits and the operating entity’s operation efficiency and our results of operation could be adversely impacted.

In the event that software comparable to, or having better capabilities than Bidding Compass is developed and available in the market, or the operating entity’s competitors develop software comparable to, or having better capabilities than Bidding Compass, the operating entity could lose its current competitive strengths, and our operating results could be adversely impacted.

We believe that maintaining and enhancing the capabilities of Bidding Compass are essential to the growth and expansion of our business. For functions and capabilities of Bidding Compass, please refer to “Business-Competitive Strengths-Information Flow-Self-developed Advertising Data Collection Software” of this annual report. In the event that software comparable to, or more advanced than Bidding Compass are developed and available in the market, or the operating entity’s competitors develop software comparable to, or more advanced than Bidding Compass, the operating entity could lose its current competitive strengths, and our operating results could be adversely impacted.

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

In preparing our CFS as of and for the fiscal years ended June 30, 2025, 2024 and 2023, we and our independent registered public accounting firm have identified material weaknesses in our ICFR (“ICFR”), as defined in the standards established by the PCAOB, and other control deficiencies.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 10 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Zhen Fan, our chief executive officer (“CEO”), beneficially owns 690,800 Class B Ordinary Shares, or 75.14% of the voting rights in our Company. As a result, until such time as Mr. Zhen Fan’s voting power is below 50%, Mr. Zhen Fan as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Mr. Fan will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions in accordance with the Cayman Companies Act. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 2,285,637 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum of association and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S.. It may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In particular, the Cayman Islands has a different body of securities laws than the U.S.. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action or to sue in a federal court of the U.S.. We have been advised by Ogier, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state; and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.. There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances recognize and enforce such foreign money judgment without re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given ; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation-Passive Foreign Investment Company (PFIC) Consequences.”

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. 2,285,637 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

On January 10, 2025, as approved at the duly convened 2025 AGM, we completed share consolidation and increase of authorized share capital, pursuant to which the authorized share capital of the Company of US$1,000,000 was divided into (i) 300,000,000 Class A ordinary shares of par value of US$0.0025 each and (ii) 100,000,000 Class B ordinary shares of par value of US$0.0025 each. Specifically, following the Share Capital Reorganization, the pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0001 each were consolidated at a ratio of twenty-five-for-one (25:1), resulting in whole numbers of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.0025 per share.

On October 13, 2025, we entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which we agreed to sell an aggregate of 5,217,391 restricted Class A Ordinary Shares for an aggregate purchase price of approximately $1.2 million. The net proceeds to the Company will be used for working capital and general corporate purposes. The parties to the securities purchase agreement have each made customary representations, warranties and covenants, including, among other things, (a) the purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the shares for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the securities purchase agreement. The transaction is subject to various conditions to closing, including, among other things, accuracy of the parties’ representations and warranties. The 5,217,391 restricted Class A Ordinary Shares to be issued are exempted from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

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

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES-E. Share Ownership.”

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

The operating entity mainly generates its revenue by providing one-stop online marketing solutions, in particular, it provides online short video ads for advertiser customers through its media partners. Media partners include both media platforms (such as Toutiao and Douyin), as well as authorized third-party agents of media platforms, through which the operating entity places ads for its advertiser customers when it has no direct contact with the platform. The operating entity procures ad slots from the media partners (which it regards as its suppliers) to place ads for its advertiser customers. The operating entity provides customized marketing solutions by planning, producing, placing, and optimizing online ads, especially online short video ads, to help its advertisers acquire, convert, and retain ultimate consumers on various online media platforms. The operating entity has served approximately 2,000 advertisers since its incorporation in 2018, the majority of which are healthcare companies. During the fiscal years ended June 30, 2025, 2024 and 2023, it served 473, 543, and 393 advertisers, respectively, of which 414, 471, and 341 were healthcare companies, respectively. The operating entity primarily places its ads through mainstream online short video platforms and social media platforms in China, such as Toutiao, Douyin, WeChat, and Weibo. The operating entity is dedicated to reducing costs and increasing efficiency for its advertisers and offering them easy online marketing solutions.

For the fiscal years ended June 30, 2025, 2024 and 2023, we had revenue of $32.80 million, $48.52million, and $28.23 million, respectively, and net income of $3,876,680, $1,291,667, and $969,752, respectively.

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

Media Resources - The Operating Entity’s Relation with Media Partners

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

Information Flow - Self-developed Advertising Data Collection Software

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

Besides the management team, the operating entity has professional and experienced operations and sales teams. As of the date of this annual report, the operating entity has 8 experienced members at the operations department. Through this seasoned team, the operating entity has accumulated a large client base and is familiar with marketing needs of advertisers in the healthcare industry.

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

Moreover, the operating entity plans to enhance its advertiser base to further scale up and grow its business. It plans to continue to deepen its penetration in the healthcare industry through developing and offering more tailored solutions with industry-specific features, such as solutions tailored for cosmetic customers. The operating entity intends to increase its market share in the healthcare advertising industry by acquiring 150-200 new advertisers each year.

Continuing to Invest in and Develop the Technology owned by the Operating Entity

We consider technological innovations to be a critical component of the operating entity’s strategy, allowing it to provide execution at scale and deliver data-driven insights to grow its advertisers’ businesses. We will continue to invest in and develop the operating entity’s self-owned software, “Bidding Compass.” We plan to enhancing the R&D efforts of Bidding Compass and recruit more R&D engineers as appropriate, to improve data analytical capabilities of Bidding Compass and make it more efficient.

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

For the fiscal years ended June 30, 2025, 2024 and 2023, we had total revenue of $32.80 million, $48.52 million, and $28.23 million, respectively, and net income of $3,876,680, $1,291,667, and $969,752, respectively. Revenue derived from comprehensive advertisement services accounted for 100% of its total revenue for all the fiscal years.

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

Below are the lists of our major suppliers in the fiscal years ended June 30, 2025, 2024 and 2023.

●	Fiscal year ended June 30, 2025

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	331,836,595 ($31,047,784 ); 97.48%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2025.
Total	331,836,595 ($31,047,784 ); 97.48%	-

●	Fiscal year ended June 30, 2024

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	523,540,401 ($73,128,165); 99.66%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2024.
Total	523,540,401 ($73,128,165); 99.66%	-

●	Fiscal year ended June 30, 2023

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	241,942,529 ($34,854,693); 95.95%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2024.
Total	241,942,529 ($34,854,693); 95.95%	-

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

The operating entity usually enters into framework agreements with advertisers who intend to acquire ad inventory through it over a period of time (usually a year or shorter). If it is asked to run a specific advertising campaign for a short period (usually for social media marketing services), it may enter into one-off agreements with the advertisers. The operating entity’s contracts with its advertisers generally do not include exclusive obligations to use its services, and its advertisers are generally free to place their ads through other advertising agencies or work with multiple advertising agencies on a specific advertising campaign. During the fiscal years ended June 30, 2025, 2024 and 2023, the operating entity had 473, 543, and 393 advertisers, respectively.

Below are the list of our major advertiser customers during the fiscal years ended June 30, 2023. For the fiscal year ended June 30, 2024 and 2025, we did not have any customers which contributed to over 10% of our total revenues.

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

Total	21,435,000 ($3,087,966); 10.32%	-

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

Employees

The operating entity had 26, 30, and 32 full-time employees as of June 30, 2025, 2024, and 2023, respectively. The following table sets forth the number of its full-time employees in the past three fiscal years respectively:

Function	Number of Employees as of June 30, 2025	Number Employees as of June 30, 2024	Number Employees as of June 30, 2023
Operation	8	13	15
Management	7	7	9
R&D	8	7	5
Sales	3	3	3
Total	26	30	32

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

Location	Area (Square Feet)	Current Use	Term of Use	Annual Rental
801/802, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China	3,620	Principal Executive Office	1st term: June 21, 2021 to June 30, 2023 2nd term: July 1, 2023 to March 31, 2024 3rd term: April 1, 2024 to June 30, 2024 4th term: July 1, 2024 to June 30, 2026	$83,189
Room 902, Unit 1, Floor 9, Wantong Tower, Jia No.6, Chao Yang Men Wai Ave., Chaoyang District, Beijing, China	3,201	Office	August 8, 2025 to August 7, 2026	$67,040

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

During the fiscal years ended June 30, 2025, 2024, and 2023, and from July 1, 2025 to the date of this annual report, the operating entity did not commit any material non-compliance of the applicable laws and regulations. During the same periods, the operating entity did not experience any non-compliance, taken as a whole, that would have a materially negative impact on their business, our results of operations, or the operating entity’s ability to operate their business in a legally compliant manner.

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

The currently effective Negative List is the 2024 Negative List, which was published by the MOFCOM and NDRC on September 6, 2024 and became effective on November 1, 2024. In addition, the MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalogue (2022) on October 26, 2022, which became effective on January 1, 2023. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. We do not engage in any restricted or prohibited industries.

In addition, an FIE in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the PRC National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Pursuant to the PRC Foreign Investment Law, the PRC will grant national treatment to FIEs, except for those FIEs that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the 2024 Negative List to be released or approved by the State Council.

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

Regulations on Internet Advertisement

The Internet Advertising Management Regulations was promulgated by the State Administration for Market Regulation on February 25, 2023 and became effective on May 1, 2023.

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

Pursuant to the Measures for the Supervision and Administration of Online Transactions, which was promulgated on March 15, 2021 by SAMR, which was amended on March 18, 2025 and effective on May 1, 2021, online transaction operators shall sell commodities or provide services satisfying the requirements of protecting personal and property safety and the environment. The online transaction operator shall not sell any goods or provide any services which are prohibited by any law or administrative regulation, damage state or public interest, or violate public order and good customs. An online transaction operator that collects or uses consumers’ personal information shall explicitly state the purposes, methods and scope of the collection or use of information and obtain the consent of consumers. An online transaction operator shall disclose the information of goods or services in a comprehensive, truthful, accurate and timely manner, in order to protect consumers’ right to know and right to choose. The online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Collection and use of the customers’ sensitive information, such as personal biological characteristics, medical health, financial accounts and personal whereabouts, shall require the consent of such customers on an item-by-item basis.

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

As of the date of this annual report, the operating entity is the registered holder of 2 domain names for which the filing-for-record procedures have all been completed in mainland China. No infringement claim has been filed, or, to the best of our knowledge, threatened, against the domain names of the operating entity as of the date of this annual report.

Patents

Pursuant to the Patent Law of the PRC (the “Patent Law”) which was promulgated by the SCNPC on December 27, 2008 and amended on October 17, 2020 and the revised version of which became effective on June 1, 2021 and its Implementation Rules which were promulgated by the State Council on December 11, 2023 and became effective on January 1, 2024, the patent administrative department of the State Council is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law and its implementation rules provide for three types of patents, “invention,” “utility model,” and “design.” Invention patents, design patents and utility model patents are valid respectively for 20 years, 15 years and 10 years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017, April 23, 2019, and June 27, 2025 respectively, the term “trade secrets” refers to technical, business or other commercial information that is unknown to the public and is of commercial value for which the right holder, i.e., citizens, legal persons or other organizations with the ownership or use rights of trade secrets, has taken corresponding confidentiality measures. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) acquiring a trade secret from the right holder by theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using, or allowing another person to use a trade secret acquired from the right holder by any means as specified in the preceding subparagraph; (3) disclosing, using, or allowing another person to use a trade secret in its possession, in violation of its confidentiality obligation or the requirements of the right holder for keeping the trade secret confidential; and (4) abetting a person, or tempting, or aiding a person into or in acquiring, disclosing, using, or allowing another person to use the trade secret of the right holder in violation of his or her non-disclosure obligation or the requirements of the right holder for keeping the trade secret confidential. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may order infringing parties to stop any illegal activities, confiscate any illegal income and fine the infringing parties.

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

Regulations Related to Taxation

Enterprise Income Tax

Pursuant to the PRC Enterprise Income Tax Law, which was issued by the National People’s Congress on March 16, 2007 and last revised by the SCNPC on December 29, 2018, and the Regulation on the Implementation of the PRC Enterprise Income Tax Law, issued by the State Council on December 6, 2007 and became effective on January 1, 2008 and recently amended on December 6, 2024 and became effective January 20, 2025, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to the PRC Enterprise Income Tax Law at the rate of 25% of their global income. The defined “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the SAT on April 22, 2009 and effective on January 1, 2008, and partly amended on December 29, 2017 and became effective on the same date, sets up a more specific definition of “de facto management bodies” standard.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Sino Pro Law Firm, that the CSRC approval is not required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offerings under the M&A Rules, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules and (ii) we established our Haoxi Beijing by means of direct investment rather than by merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules (see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China”).

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

Regulations Related to Anti-Monopoly and Anti-Unfair Competition

Pursuant to the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and last amended on June 27, 2025, and effected on October 15, 2025, when trading in the market, business operators should abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Unfair competition refers to a business operator, in violation of the Anti-unfair Competition Law, disrupts the competition order and infringes the legitimate rights and interests of other business operators or consumers. A business operator in violation of Anti-unfair Competition Law may be subject to civil liability and administrative penalties. A business operator whose legitimate rights and interests are damaged by any act of unfair competition may file a lawsuit.

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

According to our PRC legal counsel, the operating entity has signed labor contracts with all of its employees. However, the operating entity did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. This may subject it to fines, according to the relevant employment law (see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the operating entity to penalties”). As of the date of this annual report, no administrative actions, fines, or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the operating entity to settle the outstanding amount of social insurance contributions and housing provident fund contributions. Such fees and fines, if and when imposed, could adversely affect our financial condition and results of operations.

C. Organizational Structure

See “-A. History and Development of the Company.”

D. Property, Plants and Equipment

See “-B. Business Overview-Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our CFS and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Our net revenue was $28.23 million, $48.52 million, and $32.80 million, for the fiscal years ended June 30, 2023, 2024, and 2025 respectively. Our net income was $969,752 for the fiscal year ended June 30, 2023, which increased by approximately $0.72 million from the fiscal year ended June 30, 2022. Our net income was $1,291,667 for the fiscal year ended June 30, 2024, which increased by approximately $969,752 from the fiscal year ended June 30, 2023. Our net income was $3.88 million for the fiscal year ended June 30, 2025, which increased by approximately $2.58 million from the fiscal year ended June 30, 2024.

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

Customer Acquisition and Retention

The operating entity’s ability to increase the number of healthcare industry advertiser customers largely depends on its ability to provide one-stop comprehensive online marketing services to improve their ROI in online advertisements, especially its ability to offer media platform resources and reliable service capabilities. It had 393, 543, and 473 advertiser clients for the fiscal years ended June 30, 2023, 2024, and 2025, respectively.

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

Results of operations

For the fiscal years ended June 30, 2025 and 2024

			Change
	2024	2025	Amount	%
	(US$)	(US$)	(US$)
Revenue	48,519,836	32,804,336	(15,715,500)	(32)%
Cost of revenue	45,769,459	31,876,586	(13,892,873)	(30)%
Gross profit	2,750,377	927,750	(1,822,627)	(66)%

Operating expenses
Sales and marketing	41,613	50,176	8,563	21%
General and administrative	911,531	2,797,933	1,886,402	207%
Research and development	79,985	79,544	(441)	(1)%
Total operating cost and expenses	1,033,129	2,927,653	1,894,524	183%

Income from operations	1,717,248	(1,999,903)	-3,717,151	-216%
Interest expenses	(41,186)	(45,956)	(4,770)	12%
Interest income	76,096	363,312	287,216	377%
Issuance costs allocated to warrant liability		(919,022)	(923,506)	(100)%
Change in fair value of warrant liability		6,761,462	6,761,462	100)%
Other income(expense), net	(16,909)	(12,469)	4,440	(26)%

Income before income taxes	1,735,249	4,147,424	2,412,175	139%
Income taxes	443,582	270,744	(172,838)	(39)%
Net Income	1,291,667	3,876,680	2,585,013	200%

Foreign currency translation gain	387	(1,133)	(1,520)	(393)%
Total comprehensive income	1,292,054	3,875,547	2,583,493	200%

Revenues

We generate revenues from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, ad placement, data analysis and advertising campaign optimization to advertisers through the operating entity. Net revenue was $48.52 million and $32.80 million for the fiscal years ended June 30, 2024 and 2025, respectively. The decrease was mainly due to the heightened competition in the industry, which led to lower sales volume and pricing pressure.

Cost of revenues

Our cost of revenues consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue decreased by $13.89 million or 30%, from $45.77 million for the fiscal year ended June 30, 2024, to $31.88 million for the fiscal year ended June 30, 2025. The decrease in cost of revenue was largely in line with the decrease in revenue.

Gross profit

Our gross profit decreased by $1.82 million, from $2.75 million for the fiscal year ended June 30, 2024, to $0.93 million for the fiscal year ended June 30, 2025. Gross profit as a percentage of revenue (“gross margin”) was 2.83% for the fiscal year ended June 30, 2025, lower than 5.67% for fiscal year 2024 mainly due to the increase in cost of revenues incurred by the company for its overseas advertising business.

Selling expenses

Our selling expenses primarily consist of payroll costs. Selling and marketing expenses increase by 32% from $41,613 in the fiscal year ended June 30, 2024, to $50,176 in the fiscal year ended June 30, 2025. It was mainly because the labor cost of sales staff has increased.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries, travel expenses and other office related expenses. General and administrative expenses increased by $1.89 million from $0.91 million for the fiscal year ended June 30, 2024, to $2.80 million for the fiscal year ended June 30, 2025. The increase was mainly attributable to the Company’s bonus distribution this year and the increase in intangible asset amortization.

Research and development expenses

Our research and development expenses mainly consist of salaries and benefits for our research and development staff. Research and development expenses decreased by $441 or 1%, from $79,985 for the fiscal year ended June 30, 2024, to $79,544 for the fiscal year ended June 30, 2025. Research and development expenses remained generally stable over the year.

Income taxes expense

We had income taxes of $443,582 and $270,744 for the fiscal years ended June 30, 2024 and 2025, respectively.

Issuance costs allocated to warrant liability

Issuance costs associated with warrants issued in a bundled transaction should be allocated to each instrument using a reasonable method. Issuance costs allocated to a warrant liability should be expensed as incurred and issuance costs allocated to an ordinary share should be recorded in additional paid-in capital. For the years ended June 30, 2024 and 2025, issuance costs allocated to warrant liability were $nil and $0.92 million, respectively.

Change in fair value of warrant liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding. The fair value change gain for the years ended June 30, 2025 was $6.76 million, mainly due to the change in share price from the issue date to June 30, 2025.

Net income

As a result of the foregoing, we had net income of $1.29 million and $3.88 million for the fiscal year ended June 30, 2024 and 2025, respectively.

For the fiscal years ended June 30, 2024 and 2023

			Change
	2023	2024	Amount	%
	(US$)	(US$)	(US$)
Revenue	28,229,149	48,519,836	20,290,687	72%
Cost of revenue	26,167,083	45,769,459	19,602,376	75%
Gross profit	2,062,066	2,750,377	688,311	33%

Operating expenses
Sales and marketing	32,133	41,613	9,480	30%
General and administrative	775,961	911,531	135,570	17%
Research and development	58,161	79,985	21,824	38%
Total operating cost and expenses	866,255	1,033,129	166,874	19%

Income from operations	1,195,811	1,717,248	521,437	44%
Interest expenses	(20,902)	(41,186)	(20,284)	97%
Interest income	—	76,096	—	—
Other income, net	15,496	(16,909)	(32,405)	(209)%

Income before income taxes	1,190,405	1,735,249	544,844	46%
Income taxes	220,653	443,582	222,929	101%
Net Income	969,752	1,291,667	321,915	33%

Foreign currency translation gain	68,180	387	(67,793)	(99)%
Total comprehensive income	1,037,932	1,292,054	254,122	24%

Revenues

We generate revenues from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, ad placement, data analysis and advertising campaign optimization to advertisers through the operating entity. Net revenue was $28.23 million and $48.52 million for the fiscal years ended June 30, 2023 and 2024, respectively. The increase is mainly due to the easing of COVID-19 related restrictions, which had a positive effect on the Company’s business.

Cost of revenues

Our cost of revenues consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue increased by $19.60 million or 75%, from $26.17 million for the fiscal year ended June 30, 2023, to $45.77 million for the fiscal year ended June 30, 2024. The increase in cost of revenue was largely in line with the increase in revenue.

Gross profit

Our gross profit increased by $0.69 million, from $2.06 million for the fiscal year ended June 30, 2023, to $2.75 million for the fiscal year ended June 30, 2024. Gross profit as a percentage of revenue (“gross margin”) was 5.67% for the fiscal year ended June 30, 2024, lower than 7.30% for fiscal year 2023 mainly due to the decrease of the rebate ratio of suppliers.

Selling expenses

Our selling expenses primarily consist of payroll costs. Selling and marketing expenses increase by 30% from $32,133 in the fiscal year ended June 30, 2023 to $41,613 in the fiscal year ended June 30, 2024. It was mainly because the labor cost of sales staff has increased.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries, travel expenses and other office related expenses. General and administrative expenses increased by $0.14 million from $0.78 million for the fiscal year ended June 30, 2023 to $0.91 million for the fiscal year ended June 30, 2024. The increase was mainly attributable to the company paying listing service fees of $1.52 million in the current fiscal year.

Research and development expenses

Our research and development expenses mainly consist of salaries and benefits of our research and development staff. Research and development expenses increased to $21,824 or 38%, from $58,161 for the fiscal year ended June 30, 2023 to $79,985 for the fiscal year ended June 30, 2024. The increase in research and development expenses is mainly due to the increase in the number of R&D personnel compared with the previous year.

Income taxes expense

We had income taxes of $220,653 and $443,582 for the fiscal years ended June 30, 2023 and 2024, respectively.

Net income

As a result of the foregoing, we had net income of $0.97 million and $1.29 million for the fiscal year ended June 30, 2023 and 2024, respectively.

B. Liquidity and Capital Resources

Cash flow

	Years Ended
	2023 (US$)	2024 (US$)	2025 (US$)
Net cash used in operating activities	(872,132)	(747,576)	(3,358,082)
Net cash used in investing activities	(45,500)	(3,129,051)	(3,580,000)
Net cash provided by financing activities	1,802,568	9,323,557	8,902,467
Effect of exchange rate changes on cash and cash equivalents	24,756	5,601	(1,657)
Net increase in cash and cash equivalents	909,692	5,452,531	1,962,727
Cash and cash equivalent at the beginning of the year	293,511	1,203,203	6,655,734
Cash and cash equivalent at the end of the year	1,203,203	6,655,734	8,618,461

Operating activities

Net cash used by operating activities was $3.36 million for the years ended June 30, 2025, mainly derived from (i) a net income of $3.9 million adjusted for noncash depreciation amortization of $0.3 million, change in fair value of warrant liability of $6.8 million and Issuance costs allocated to warrant liability $0.92 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase of change in tax payable of $0.3 million, (b) an decrease of change in accounts payable of $0.5 million; (c) an decrease of change in advance to suppliers of $0.5 million, (c) an decrease of change in advance from customers of $0.6 million.

Net cash used in operating activities for the fiscal year ended June 30, 2024 was $0.75 million, compared to $0.87 million used in operating activities for the fiscal year ended June 30, 2023. The increase by $0.12 million during the comparative periods was mainly due to a decrease in advance from customers by $1.72 million, partly offset by an increase of change in accounts payables by $1.82 million.

Investing activities

Net cash used in investing activities was $3.58 million for the years ended June 30, 2025, mainly due to the increase of net loans to third parties by $1.0 million, purchases of intangible assets of $2.08 million and purchases short term investment of $0.5 million.

Net cash used in investing activities for the fiscal year ended June 30, 2024 was $3.13 million, compared to $0.46 million used in investing activities for the fiscal year ended June 30, 2023. The increase in cash used in investing activities was mainly due to the increase of loans to third parties by $3.07 million.

Financing activities

Net cash provided by financing activities was $8.90 million for the years ended June 30, 2025, mainly attributable to the net proceeds of $8.11 million from the firm commitment offering closed on September 20, 2024, and proceeds from bank loans of $0.79 million.

Net cash provided by financing activities for the fiscal year ended June 30, 2024 was $9.32 million, compared to $1.80 million provided by financing activities for the fiscal year ended June 30, 2023. The increase is mainly attributable to the net proceeds from our IPO.

Capital expenditures

We made capital expenditures of $2.08 million and $55,367 for the fiscal year ended June 30, 2025 and 2024, respectively. Our capital expenditures were primarily purchases of intangible assets, namely digital assets for operation purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

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

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$1,615,260	$1,307,937	$307,323	$—
Lease obligations	$79,188	$79,188	$—	$—
Total	$1,694,448	$1,387,125	$307,323	$—

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

C. R&D, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical accounting estimates are those that involve making assumptions about uncertain matters at the time the estimate is made. If different estimates, which could reasonably have been used, or changes in those estimates that are likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations, they are considered critical. We determined there were no critical accounting estimates.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhen Fan	46	CEO, Director, and Chairman of the Board of Directors
Lei Xu	37	Chief Operating Officer and Director
Dongxue Li	38	Chief Financial Officer
Jia Liu	41	Independent Director
Changmao Su	43	Independent Director
Jianbing Zhang	46	Independent Director

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

Ms. Dongxue Li has served as our Chief Financial Officer since April 2025. Prior to that, Ms. Dongxue Li acted as the financial reporting manager at Beijing Haoxi Digital Technology Co., Ltd., a wholly owned operating subsidiary of the Company since August 2024. Ms. Li worked at the Shanghai Youtuo Public Relations Consulting Co., Ltd from 2012 to 2022, and she served as the senior finance manager of this company from July 2020 to December 2022, in charge of the financial reporting and internal control matters. Ms. Li earned her Bachelor’s degree in Accounting from the Northern College of Beijing University of Chemical Technology in 2011. She obtained the junior accounting professional qualification in China.

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

Controlled Company

As of the date of this annual report, our CEO, Mr. Zhen Fan, beneficially owns 75.14% of the voting power of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares as a group. Mr. Fan has the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions in accordance with the Cayman Companies Act. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended June 30, 2025, we paid approximately $665,308 in cash to our executive officers and directors ,and in fiscal 2025, we paid $30,000 and nil in labor fees for our independent directors Jia Liu and Changmao Su, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,285,637 Class A ordinary shares and 690,800 Class B ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers:(1)
Zhen Fan(1)	-	690,800	690,800	23.21%	75.14%
Lei Xu	214,400	-	214,400	7.20%	2.33%
Dongxue Li	-	-	-	-	-
Jia Liu	-	-	-	-	-
Changmao Su	-	-	-	-	-
Jianbing Zhang	-	-	-	-	-

All directors and executive officers as a group:	214,400	690,800	905,200	30.41%	77.47%

5% Shareholders:
Zhen Fan	-	690,800	690,800	23.21%	75.14%
Lei Xu	214,400	-	214,400	7.20%	2.33%
Hongli Wu	214,400	-	214,400	7.20%	2.33%

Notes:

*	The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China.

As of the date of this annual report, there is no record holder in the U.S.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related party transactions

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company
Lei Xu	A shareholder of the Company

June 30, 2025
Amounts due to a related party
Lei Xu	$55,993
Zhen Fan	6,187
Amounts due to a related party, net	$62,120

In the 2025 fiscal year, the bonuses awarded by the company to Fan Zhen and Xu Lei were $290,000 and $200,000, respectively

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Haoxi Beijing is required to withhold any sum from its dividends for tax withholding purposes. See “Item 10. Additional Information-E. Taxation-PRC Enterprise Taxation.”

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

On January 10, 2025, as approved at the duly convened 2025 AGM, we adopted the Fifth Amended and Restated Memorandum and Articles of Association of the Company as the new memorandum and articles of association of the Company, in substitution for and to the exclusion of the fourth amended and restated memorandum and articles of association of the Company then in effect, to reflect the Company’s Share Capital Reorganization which was also approved at the 2025 AGM and became effective thereafter. The new memorandum and articles of association is filed as Exhibit 1.1 of this annual report.

Registered Office

Our registered office in the Cayman Islands is located at the offices of Quality Corporate Services Ltd., whose physical address is Suite 102, Cannon Place, North Sound Road, P.O. Box 712, Grand Cayman KY1-9006, Cayman Islands, and the phone number of our registered office is +1 (345) 233- 7529.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

As of the date of this annual report, we are authorized to issue 300,000,000 Class A Ordinary Shares, par value $0.0025 per share, and 100,000,000 Class B Ordinary Shares, par value $0.0025 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. All our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax.”

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, and amounts due from related parties. As of June 30, 2024 and 2025, all of the cash and cash equivalents was held by major financial institutions located in mainland China and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties, we provide advances to the officers for daily operations. The credit risk is mitigated by ongoing monitoring of outstanding balances and timely collection when there is no immediate need for such advances.

Inflation Risk

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the fiscal years ended June 30, 2025 and 2024 were increases of 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

E. Use of Proceeds

The following “Use of Proceeds” information relates to (i) our IPO, which was closed on January 30, 2024, made pursuant to the registration statement on Form F-1 (File Number 333- 274214), as amended, which was declared effective by the SEC on January 25, 2024; and (ii) the firm commitment offering, which was closed on September 20, 2024 made pursuant to the registration statement on Form F-1 (File Number 333-280174), as amended, which was declared effective by the SEC on September 19, 2024.

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

We issued and sold 4,000,000 Units at a public offering price of $3.00 per Unit during the Follow-on Offering. Each Unit consists of (i) one share of Class A Ordinary Share, par value $0.0001 per share (or one Pre-Funded Warrant to purchase one Class A Ordinary Share), (ii) one Series A Warrant to purchase one Class A Ordinary Share initially, but five Class A Ordinary Shares on and after the Series B Exercise Date, and (iii) one Series B Warrant to purchase four of Class A Ordinary Shares on and after the Series B Exercise Date following the closing of the Follow-on Offering. EF Hutton LLC was the underwriter of our Follow-on Offering. The net proceeds received from the Follow-on Offering were $8.11 million.

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

The net proceeds raised from the IPO and the follow-on offerings were approximately $8,739,224, and $8,113,566, respectively, after deducting underwriting discounts, offering expenses payable by us, and other offering related expenses. As of the date of this annual report, we used approximately $2.1 million to purchase intangible assets, $0.15 million for R&D purposes, and $3.9 million for working capital and general corporate needs. We currently reserve our cash balances at a relatively high level against possible risks during the economic downtime. We intend to use the proceeds from our IPO and follow-on offering on working capital and general corporate purposes as our business grows, acquiring or investing in technologies, solutions, or businesses that could raise the advertiser customer return rate of the operating entity and improve its data analysis capability when appropriate, hiring experienced employees to improve our systems of internal control and compliance with U.S. GAAP and the Sarbanes-Oxley Act of 2002, and any other purposes as determined by our management from time to time.

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

Based upon this evaluation, our management has concluded that, as of June 30, 2025, we identified material weaknesses in our ICFR, which related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our CFS and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the Public Company Accounting Oversight Board of the U.S., a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our ICFR that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

Management’s Annual Report on ICFR

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of June 30, 2025, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this annual report.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements.

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

Changes in ICFR

We are currently in the process of remediating the material weaknesses described above. In the fiscal year ending June 30, 2026, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR.

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

Wei, Wei & Co., LLP

	For the years ended June 30,
	2025	2024
	(in USD)
Audit fees (1)	$190,000	$200,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
Total	$190,000	$200,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We are required to disclose each Nasdaq Stock Market Rule that we do not follow and describe the home country practice we do follow in lieu thereof. we intend to follow Cayman Islands corporate governance practices in lieu of the following Nasdaq corporate governance standards: (i) in Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (a) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (b) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; (ii) in Nasdaq Marketplace Rule 5620(c) requiring a Nasdaq-listing company to provide in its by-laws for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; (iii) in Nasdaq marketplace Rule 5605(b)(2) requiring a Nasdaq-listing company to have regularly scheduled meetings at which only independent directors are present; and (iv) in Nasdaq marketplace Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is incorporated by reference to Exhibit 11.2 of our annual report for fiscal year ended June 30, 2024 filed on October 29, 2024.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Fifth Amended and Restated Memorandum and Articles of Association of Registrant
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-274214), as amended, initially filed with the SEC on August 25, 2023)
2.2	Form of Pre-funded Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333- 280174), as amended, initially filed with the SEC on June 13, 2024)
2.3	Form of Series A Warrants (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333- 280174), as amended, initially filed with the SEC on June 13, 2024)
2.4	Form of Series B Warrants (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333- 280174), as amended, initially filed with the SEC on June 13, 2024)
2.5*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-274214), as amended, initially filed with the SEC on August 25, 2023)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-274214), as amended, initially filed with the SEC on August 25, 2023)
4.3	English Translation of Agent Data Promotion Business Cooperation Agreement dated January 1, 2024 by and between the operating entity and Henan Ocean Engine Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-280174), as amended, initially filed with the SEC on June 13, 2024)
4.4	English Translation of Lease Contract effective on July 1, 2024 by and between the operating entity, and Xiuyun Zhang (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-280174), as amended, initially filed with the SEC on June 13, 2024)
4.5	English Translation of Lease Contract dated August 8, 2022 by and between the operating entity and Xiaohui Mu (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC on August 25, 2023)
4.6	English Translation of Working Fund Loan Contract with Bank of China dated June 8, 2022 by and between the operating entity and Bank of China Beijing Business District Branch (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC on August 25, 2023)
4.7	Share Purchase Agreement dated November 25, 2022 by and between the Company and Hongli Wu (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC on August 25, 2023)
4.8	Warrant Exchange Agreement dated November 27, 2024 by and between the Company and certain holders of Series A warrants (incorporated by reference to Exhibit 10.1 of Current Report on Form 6-K filed with the Securities and Exchange Commission on November 27, 2024)
4.9	Form of Securities Purchase Agreement, dated October 13, 2025 (incorporate by reference to Exhibit 99.1 of our Form 6-K filed on October 17, 2025)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC August 25, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC August 25, 2023)
11.2	Insider Trading Policy adopted on October 27, 2024 (incorporated by reference to Exhibit 11.2 of our annual report for fiscal year ended June 30, 2024 on Form 20-F filed on October 29, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Sino Pro Law Firm
15.2*	Consent of Wei, Wei & Co., LLP
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report for fiscal year ended June 30, 2024 on Form 20-F filed on October 29, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Haoxi Health Technology Limited

	By:	/s/ Zhen Fan
Zhen Fan
Chief Executive Officer, Director, and Chairman of the Board of Directors (Principal Executive Officer)

Date: October 20, 2025

HAOXI HEALTH TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Haoxi Health Technology Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Haoxi Health Technology Limited and subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

October 20, 2025

We have served as the Company’s auditors since 2022.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$8,618,461	$6,655,734
Accounts receivables, net	460,272	226,747
Advances to suppliers	5,699,738	5,174,302
Prepayments, receivables and other assets, net	4,826,089	3,323,047
Total current assets	19,604,560	15,379,830

Non-current assets
Property and equipment, net	108,899	126,743
Intangible assets	1,802,667	—
Operating right-of-use asset	79,188	—
Total non-current assets	1,990,754	126,743
Total Assets	$21,595,314	$15,506,573

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,307,937	$833,521
Accounts payable	153,865	653,694
Advance from customers	537,646	1,185,130
Due to related parties	62,120	6,187
Taxes payable	1,307,270	1,044,532
Accrued expenses and other liabilities	—	102,436
Salary and welfare payable	32,268	41,075
Warrant liability	104,433	—
Operating right-of-use liabilities-current	79,188	—
Long-term borrowing-current	300,338	—
Total current liabilities	3,885,065	3,866,575

Non-current Liabilities

Long-term accounts payable	26,496	66,365
Long-term borrowing	307,323	301,678
Total non-current liabilities	333,819	368,043
Total Liabilities	4,218,884	4,234,618

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (Par value US$0.0025 per share, 300,000,000 shares authorized, 2,205,795 and 598,80 shares issued and outstanding as of June 30,2025 and June 30,2024)	5,515	1,497
Class B Ordinary Shares (Par value US$0.0025 per share, 100,000,000 shares authorized, 690,800 and 690,800 shares issued and outstanding)	1,727	1,727
Additional paid-in capital	12,814,826	10,589,916
Retained earnings	4,599,887	723,207
Accumulated other comprehensive loss	(45,525)	(44,392)
Total shareholders’ equity	17,376,430	11,271,955

Total liabilities and shareholders’ equity	$21,595,314	$15,506,573

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended June 30,
	2025	2024	2023
Revenues	$32,804,336	$48,519,836	$28,229,149
Cost of revenues	31,876,586	45,769,459	26,167,083
Gross profit	927,750	2,750,377	2,062,066

Operating expenses:
Selling	50,176	41,613	32,133
General and administrative	2,797,933	911,531	775,961
Research and development	79,544	79,985	58,161
Total operating expenses	2,927,653	1,033,129	866,255

Income (loss) from operations	(1,999,903)	1,717,248	1,195,811

Other income (loss):
Interest expense	(45,956)	(41,186)	(20,902)
Interest income	363,312	76,096	—
Issuance costs allocated to warrant liability	(919,022)	—	—
Change in fair value of warrant liability	6,761,462	—	—
Other income (expense)	(12,469)	(16,909)	15,496
Total other income (loss), net	6,147,327	18,001	(5,406)

Income before income taxes	4,147,424	1,735,249	1,190,405

Income tax expense	(270,744)	(443,582)	(220,653)

Net income	$3,876,680	$1,291,667	$969,752

Comprehensive income
Net income	$3,876,680	$1,291,667	$969,752
Foreign currency translation gain (loss)	(1,134)	387	68,180
Total Comprehensive income	$3,875,546	$1,292,054	$1,037,932

Earnings per ordinary share*
– Basic	$1.66	1.06	$0.87
– Diluted	1.32	$1.06	$0.87

Weighted average number of ordinary shares outstanding
– Basic	2,334,136	1,224,000	1,104,533
– Diluted	2,397,036	1,224,000	1,104,533

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Years Ended June 30, 2024 and 2025

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ Equity
	Shares	Amount	capital	deficit	loss	(deficit)
		US$	US$	US$	US$	US$
Balance as of June 30, 2022	1,000,000	$2,500	$182,986	$(1,538,212)	$(112,959)	$(1,465,685)
Net income	—	—	—	969,752	—	969,752
Shareholder contribution	179,200	448	1,993,810	—	—	1,994,258
Foreign currency translation adjustment	—	—	—	—	68,180	68,180
Balance as of June 30, 2023	1,179,200	2,948	2,176,796	(568,460)	(44,779)	1,566,505
Net income	—	—	—	1,291,667	—	1,291,667
Issuance of ordinary shares	110,400	276	8,413,120	—	—	8,413,396
Foreign currency translation adjustment	—	—	—	—	387	387
Balance as of June 30, 2024	1,289,600	$3,224	$10,589,916	$723,207	$(44,392)	$11,271,955
Net income	—	—	—	3,876,680	—	3,876,680
Issuance of ordinary shares	160,000	400	1,314,549	—	—	1,314,949
Exercise of warrants	1,433,359	3,584	3,690,259			3,693,843
Cost directly related to the issuing new shares	—	—	(2,838,500)	—	—	(2,838,500)
Share-based payment	13,636	34	58,602			58,636
Foreign currency translation adjustment	—	—	—	—	(1,133)	(1,134)
Balance as of June 30, 2025	2,896,595	7,242	12,814,826	4,599,887	(45,525)	17,376,430

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2025	2024	2023
Cash flows from operating activities
Net income	$3,876,680	$1,291,667	$969,752
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	294,611	10,567	8,393
Amortization of right-of-use assets	77,144	—	—
Provision for doubtful accounts	19,496	—	—
Share-based payment	58,602	—	—
Change in fair value of warrant liability	(6,761,462)	—	—
Issuance costs allocated to warrant liability	919,054	—	—
Changes in operating assets and liabilities:
Accounts receivable	(253,988)	(217,900)	(4,279)
Advances to suppliers	(548,581)	(2,723,828)	(2,473,178)
Prepayments, receivables and other assets	(777)	(175,298)	51,862
Accounts payable	(496,835)	623,168	(1,201,034)
Advance from customers	(642,103)	(328,077)	1,393,774
Accrued expenses and other liabilities	(104,501)	60,069	14,406
Amounts due to related parties, current	55,933	—	—
Taxes payable	267,330	708,658	330,316
Long-term prepaid expenses	(39,566)	—	—
Operating lease right-of-use assets	—	(90,377)	(7,618)
Operating lease liabilities	(77,144)	90,377	29,402
Salary and welfare payable	(1,975)	3,398	16,072
Net cash used in operating activities	(3,358,082)	(747,576)	(872,132)

Cash flows from investing activities
Purchase of property and equipment	—	(55,367)	(45,500)
Purchases of intangible assets	(2,080,000)	—	—

Repayments of third parties	1,000,000	—	—
Loans to third parties	(2,500,000)	(3,073,684)	—
Net cash used in investing activities	(3,580,000)	(3,129,051)	(45,500)

Cash flows from financing activities
Proceeds from short-term borrowings	2,033,970	478,404	453,123
Repayment of short-term borrowings	(1,248,669)	(115,934)	(345,604)
(Repayment of ) due to a related party	—	(14,329)	21,038
Capital contribution	10,955,666	—	—
Proceeds from IPO (a shareholder)	—	8,975,416	1,994,258
Proceeds from long-term borrowings	—	—	259,311
Deferred listing costs	(2,838,500)	—	(579,558)
Net cash provided by financing activities	8,902,467	9,323,557	1,802,568

Effect of foreign exchange rate on cash and restricted cash	(1,657)	5,601	24,756
Net increase in cash	1,962,727	5,452,531	909,692
Cash at the beginning of the year	6,655,734	1,203,203	293,511
Cash at the end of the year	$8,618,461	$6,655,734	$1,203,203

Supplemental disclosures of non-cash investing and financing transactions:
Right-of-use assets obtained in exchange for new operating lease liabilities	$79,174	$—	$89,544
Liability extinguished upon exercise of warrants	9,748,638	—	—
Initial issuance cost of warrants allocated to equity	125,312	—	—

Supplemental disclosures of cash flow information:
Income taxes paid	$7,332	$27,570	$—
Interest paid	43,307	37,265	19,775

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

(b) Principles of consolidation

The CFS includes the financial statements of the Company, its subsidiaries for which the Company exercises control.

All transactions and balances between the Company and its subsidiaries were eliminated in consolidation.

(c) Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position , realization of deferred tax assets and warrant liability. Actual results could differ from those estimates.

(d) Cash and cash equivalents

Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use in accounts maintained with commercial banks. The Company maintains bank accounts in mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs. Cash balances in bank accounts in mainland China within the People’s Republic of China of less than RMB 500,000 (equivalent to $69,846) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

(e) Accounts receivable, net

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses (“ASC 326”), we measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

(f) Property and equipment, net

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Electronic equipment	3 years

(g) Intangible assets, net

Intangible assets include digital assets purchased from third parties, mainly 3D modeling models for various scenarios, which are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Category	Estimated useful lives
Digital assets	5 years

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

(i) Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

Unless otherwise disclosed, the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 12.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Advanced from customers

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as an advance from customers when the payment is made. Based on the industry characteristics, customers usually need to pay a certain amount of advance payment before placing advertisements on the media. The average settlement cycle of the Company’s advances from customers is around 90 days, and there is no issue of longterm outstanding accounts. As of June 30, 2025 and June 30, 2024, the balances of advances received were $537,646 and $1,185,130 respectively, both representing obligations under signed contracts that have not been fulfilled yet. Revenue recognized that was included in advanced from customers balance at the beginning of year were $537,646 and $1,185,130 for the years ended June 30, 2025 and June 30, 2024.

(k) Leases

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

(l) Revenue recognition

The Company is an online marketing solutions provider which provides customer-tailored internet marketing services based on data analysis technology.

The Company's revenue is primarily derived from providing online advertising services. Revenue represents the amount of consideration that the Company is entitled to in exchange for the transfer of promised services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company also evaluates whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company.

Online Marketing Solutions Services

The Company provides one-stop online marketing solutions, including traffic acquisition from top online media platforms, content production, data analysis and advertising campaign optimization, to its advertisers. The term “traffic acquisition” refers to the process of advertising and acquiring a target audience on online media platforms. The Company’s revenue is performance-based as measured by ad performance data, and pricing model, and it primarily bills their advertisers using Cost Per Mille (“CPM”) model.

CPM, which stands for Cost Per Mille, is a mobile advertising pricing model. In this model, when internet users view an advertisement one thousand times, the advertiser needs to pay the huge platform or the Company, and the fee is calculated by multiplying the cost per thousand impressions charged to the advertiser by the number of impressions.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The core principle underlying revenue recognition in ASC 606 is that the Company recognizes revenue for the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s advertising service contracts have one single performance obligation, being the promise to display customers’ advertisement on the media platform. The services, such as content production, data analysis and advertising campaign optimizations, are performed as inputs to produce or deliver the output specified by the customer, and are interrelated, thus each of services cannot be separately performed to fulfil the promise and is, therefore, not distinct. Under ASC 606, the relevant revenue recognition methods are as follows: The Company provides ad delivery services to customers on the Oneline Platform under the CPM model. The transfer of service control is determined by "every one thousand valid ad impressions completed". When the ad completes one thousand impressions, the revenue will be recognized simultaneously.

Pursuant to the requirements of ASC 606, when an advertisement completes each thousand-impression unit, control of the service is transferred to the customer. At this point, the point-in-time criteria for revenue recognition are met. The Company calculates the transaction price to be recognized in the current period using the formula "agreed-upon CPM unit price*number of completed thousand-impression units" and recognizes revenue based on this calculation.

(m) Cost of revenue

The Company’s cost of revenue is costs for providing marketing solution services on an incurred basis, and consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for staff providing marketing solution services including content production, data analysis and advertising campaign optimizations.

(n) Research and development expenses

Research and development expenses include costs directly attributable to the conduct of R&D projects, primarily consist of salaries and other employee benefits. All costs associated with R&D are expensed as incurred.

(o) Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees are entitled to various government statutory employee benefit plans, including: medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were $99,413, $94,963 and $86,186 for the years ended June 30, 2025 ,2024 and 2023, respectively.

(p) Income taxes

The Company’s subsidiaries in mainland China and Hong Kong are subject to the income tax laws of mainland China and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2025, 2024 and 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Value added tax (“VAT”)

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

(r) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 12) in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”).

ASC 815-40 establishes criteria to determine whether a warrant (or similar contract) should be classified as equity or a liability. Specifically, a warrant is classified as equity only if it meets the “fixed-for-fixed” condition—i.e., it entitles the holder to receive a fixed number of the entity’s own shares in exchange for a fixed amount of cash or other consideration, with no provisions that could result in variable settlement (such as downward adjustments to the exercise price, contingent settlement based on future events, or mandatory cash settlement). If a warrant fails to meet these criteria (e.g., due to variable settlement terms), it is classified as a liability.

The Company’s warrants do not meet the “fixed-for-fixed” condition for equity classification under ASC 815-40, and thus are accounted for as liabilities. Accordingly, at initial recognition, the Company measures such warrants at their fair value and classifies them as liabilities. This warrant liability is re-measured at each balance sheet date until exercised or expired, with any changes in fair value recognized in the consolidated statements of operations. For the year ended June 30, 2025, the total change in fair value of the warrant liability was $6.76 million.

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

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended June 30, 2025, 2024, and 2023:

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Numerator:
Net income (loss) – basic	$3,876,680	$1,291,667	$969,752
Add: change in fair value of warrants liabilities	(706,668)	—	—
Net income (loss) for the year - diluted	$3,170,012	$1,291,667	$969,752

Denominator:
Weighted average shares outstanding - basic	2,334,136	1,224,000	1,104,533
Add: effect of dilutive securities	62,900
Weighted average shares outstanding - diluted	2,397,036	1,224,000	1,104,533

Earnings (loss) per share - basic	$1.66	$1.06	$0.87
Earnings (loss) per share - diluted	$1.32	$1.06	$0.87

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

The value of RMB against US$ and other currencies fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	June 30, 2025	June 30, 2024	June 30, 2023
Period-end spot rate	7.1586	7.1268	7.2258

	For the Years Ended June 30,
	2025	2024	2023
Average rate	7.1599	7.1592	6.9415

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Significant risks

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

(x) Related parties

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

(y) Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for the year ending December 31, 2024, and the expanded interim disclosures are effective in 2025 and will be applied retroactively to all prior periods presented. The Company adopted this ASU on June 30, 2025 which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements and whether we will apply the standard prospectively or retroactively.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2025	June 30, 2024

Accounts receivable	$479,772	$226,747
Less: allowance for credit losses	(19,500)	—
Accounts receivable, net	$460,272	$226,747

The movement of allowance for credit loss is as follows:

	June 30, 2025	June 30, 2024

Balance at beginning of the year	$—	$—
Addition	19,500	—
Balance at end of the year	$19,500	$—

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of June 30,
	2025	2024
Advances for products and services purchased from third parties	$5,699,738	$5,174,302
Less: allowance for doubtful accounts	—	—
Advances to suppliers, net	$5,699,738	$5,174,302

NOTE 5 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of June 30,
	2025	2024
Loans to third parties(1)	$4,585,103	$3,087,665
Other receivables	268,924	263,445
Subtotal	4,854,027	3,351,110
Less: allowance for doubtful accounts	(27,938)	(28,063)
Prepaid expenses and other current assets	$4,826,089	$3,323,047

(1)

These loans mainly include two categories:

The first category is loans issued to business partners for short-term working capital. The loan term is within 1 year, with an annual interest rate of 8%, and interest is paid semi-annually.

Among these, the US$1.5 million loan of Borrower A was extended on March 11, 2025, with the maturity date of the extended loan being March 12, 2026. The US$1.02 million loan of Borrower B was extended on February 15, 2025, and the maturity date of the extended loan is February 15, 2026.

The second category is the funds facilitated to a third party for higher yield of idle funds. As of June 30, 2025, the company has paid a total of $500,000. The maturity date of this entrusted fund is 203 days, with a yield rate of 4.3%. Among this, $150,000 matured on August 13, 2025. The company re-entrusted the total matured principal and earnings of $153,587, and the updated maturity date is March 14, 2026. The maturity date of the remaining $350,000 entrusted fund is October 28, 2025.

Individual loan exceeding 5% of current assets are as following:

	June 30, 2025
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of June 30, 2025	Contract Term
Borrowers A	$1,500,000	8%	$5,836	2025.03.11-2026.03.12
Borrowers A	1,000,000	8%	$20.411	2024.11.12-2025.11.11
Borrowers B	$1,020,000	8%	$31,199	2025.02.15-2026.02.15

	June 30, 2024
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of June 30, 2024	Contract Term
Borrowers A	$1,500,000	8%	$35,836	2024.03.13-2025.03.13
Borrowers B	$1,020,000	8%	$30,404	2024.02.15-2025.02.15

The movement of allowance of doubtful accounts is as follows:

	Years Ended June 30,
	2025	2024
Balance at beginning of the year	$28,063	37,366
Current year addition	(125)	(9,303)
Balance at end of the year	$27,938	$28,063

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30,
	2025	2024
Electronic equipment	$155,753	$156,448
Less: accumulated depreciation	(46,854)	(29,705)
Property, plant and equipment, net	$108,899	$126,743

Depreciation expense was $17,278 and $10,567 for the years ended June 30, 2025 and 2024, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of June 30,
	2025	2024
	US$	US$

Digital assets	$2,080,000	$—
Less: accumulated amortization	(277,333)	—
Intangible assets, net	$1,802,667	$—

(a)	In order to meet the customers' upgraded demand for high - quality digital marketing solutions, expand service capabilities such as virtual scene marketing, enhance the visual appeal of advertising materials and user engagement to improve the effect of traffic investment, the Company purchased a batch of digital assets in December 2024. The Company is cooperating with interested clients and is in the research and development stage.

Amortization was $ 277,333 and $nil for the years ended June 30, 2025 and 2024, respectively.

Aggregate Amortization expenses:
For year ended 6/30/2025	$(277,333)

Estimated Amortization Expenses:
For year ended 6/30//2026	$416,000
For year ended 6/30/2027	$416,000
For year ended 6/30/2028	$416,000
For year ended 6/30/2029	$416,000
For year ended 6/30/2030	$138,667

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

On July 29, 2022, Haoxi BJ entered into an office lease with an individual (the “Landlord 2”) at Room 902, Unit 1, Floor 9, Wantong Tower, Jia No.6, Chao Yang Men Wai Ave., Chaoyang District, Beijing, China. The lease was from August 8, 2022 to August 7, 2024, and annual rental of RMB660,000 ($92,189) to be paid every four month, the Company renewed the lease from August 8, 2024 to August 7, 2025. The Company elected not to record a Operating lease right-of-use assets for short-term leases that have a term of less than 12 months. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

These leases do not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	June 30, 2025	June 30, 2024

Operating lease right-of-use assets	$79,188	—
Operating lease liabilities – current	$79,188	—
Total operating lease liabilities	$79,188	—

As of June 30, 2025, ROU assets and lease liabilities were $79,188 and $79,188 (from lease liabilities current portion), respectively. As of June 30, 2024, ROU assets and lease liabilities were $nil and $nil, respectively.

The weighted-average remaining lease terms and the weighted-average discount rate of the leases are as follows:

As of June 30, 2025
Weighted-average remaining lease terms	1 year

Weighted-average discount rate	4.50%

For the fiscal years ended June 30, 2025 and 2024, the Company had operating lease costs of $77,144 and $176,676, respectively.

NOTE 8 – LEASES  (cont.)

The following table summarizes the maturity of operating lease liabilities as of June 30, 2025:

12 months ending June 30,	Operating
US$
2026	$82,307
Thereafter	—
Total lease payments	82,307
Less: imputed interest	(3,119)
Total lease liabilities	$79,188

NOTE 9 – LONG TERM PAYABLE

On February 7, 2023, Beijing Haoxi signed an auto loan with Mercedes-Benz Auto Finance Co., Ltd. for RMB800,000 ($112,252) to purchase a car worth RMB1,000,000 ($140,315) with a down payment of RMB200,000 ($28,063). The loan repayment period is 3 years with a monthly installment of RMB24,698 ($3,466). Mr. Xu Lei was the guarantor. As of June 30, 2025 and 2024, long-term payable were $26,496 and $66,365 (current portion of $40,477 and noncurrent portion of $25,888), respectively. As of June 30, 2025 and 2024, the unrecognized financing expense amortized was 3,211 and $5,706, respectively. The remaining unrecognized financing expense was $1,105 and $4,336, respectively.

As of June 30, 2025
Long-term accounts payable-current	$27,601
Unrecognized financing expense	(1,105)
Long-term accounts payable-current, net	$26,496

As of June 30, 2024
Long-term accounts payable-current	$41,587
Unrecognized financing expense	(1,110)
Long-term accounts payable-current, net	$40,477

As of June 30, 2024
Long-term accounts payable-non-current	$29,114
Unrecognized financing expense	(3,226)
Long-term accounts payable-non-current, net	$25,888

The weighted-average remaining loan term and the required rate of return required by the lender is as follows:

As of June 30, 2025
Weighted-average remaining lease term	8 months

The required rate of return required by the lender	6.99%

The repayment schedule is as follows:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
As of June 30, 2025	$41,587	$41,587	$—	$—	$—

NOTE 10 – LOANS

Short-term loans of the Company consist of the following:

	June 30, 2025
	Principal Amount	Annual Interest Rate	Loan term
China Construction Bank(1)	$78,227	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	120,834	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	270,723	3.82%	11/13/2024 - 11/13/2025
Bank of China(3)	838,153	2.15%	06/30/2025 - 06/30/2026
Total	$1,307,937

	June 30, 2024
	Principal Amount	Annual Interest Rate	Loan term
China Construction Bank(1)	$203,457	3.95%	12/12/2023 - 12/12/2024
China Construction Bank(1)	77,173	3.95%	12/27/2023 - 12/27/2024
China Construction Bank(1)	121,420	3.95%	12/26/2023 - 12/26/2024
China Construction Bank(1)	110,428	3.95%	01/31/2024 - 01/31/2025
China Construction Bank(1)	68,474	3.85%	12/12/2023 - 12/12/2024
Bank of China(1)	14,032	4.15%	06/28/2023 - 12/28/2024
Bank of China(3)	238,537	4.15%	06/28/2023 - 06/28/2025
Total	$833,521

Long-term loans consist of the following:

	June 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	$300,338	2.85%	11/27/2023 – 11/27/2025
Long-term loans current total	$300,338

	June 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(4)	$307,323	3.00%	06/30/2025 - 06/30/2027
Long-term loans non-current total	$307,323

	June 30, 2024
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	301,678	2.85%	11/27/2023 – 11/27/2025
Total	$301,678

(1)	These loans with China Construction Bank carry a fixed interest rate and are unsecured.

(2)	The loans from Bank of Communications of China are unsecured and carry floating interest rates. The interest rate of each loan is based on the one-year Chinese Loan Prime Rate, or LPR, to the agreed “Pricing Benchmark date,” according to the value of addition (subtraction) points agreed upon in the Application for the Use of Loan on the draw date. The applicable date of the Pricing base shall be the draw date, and the applicable LPR value shall be the last published LPR value before the draw date.

(3)	In connection with the loan with the Bank of China, Mr. Lei Xu provided a guarantee for the repayment of the loan.

(4)	In connection with the loan with the Bank of China, Beijing Capital Financing Guarantee Co., Ltd. provided a guarantee for the repayment of the loan.

Interest for the years ended June 30, 2025 and 2024 was $45,956 and $41,186 respectively.

NOTE 11– RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025 and 2024:

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company
Lei Xu	A shareholder of the Company

	June 30,
	2025	2024
Amounts due to related parties
Zhen Fan	$6,187	$6,187
Lei Xu	55,933	—
Amounts due to related parties, net	$62,120	$6,187

In the 2025 fiscal year, the bonuses awarded by the company to Fan Zhen and Xu Lei were $290,000 and $200,000, respectively.

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

On August 5, 2022, Haoxi’s shareholders approved a Memorandum and Articles of Association, pursuant to which 6,000,000(Pre-consolidation 150,000,000) shares were authorized as Class A ordinary shares and 2,000,000(Pre-consolidation 50,000,000) shares were authorized as Class B ordinary shares with a par value of $0.0025(Pre-consolidation $0.0001) per share (each are hereinafter referred to as “Class A Ordinary Shares” and “Class B Ordinary Shares”, respectively). Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to 10 votes per share. Haoxi issued 690,800(Pre-consolidation 17,270,000) Class B Ordinary Shares to Mr. Fan Zhen and 309,200(Pre-consolidation 7,730,000) Class A Ordinary Shares to Mr. Lei Xu and four other shareholders on August 5, 2022. On November 28, 2022, the Company issued 179,200 (Pre-consolidation 4,480,000) Class A Ordinary Shares to an investor.

The Company completed an IPO on NASDAQ on January 26, 2024, offering 96,000(Pre-consolidation 2,400,000) Class A Ordinary Shares. On March 8, 2024, EF Hutton LLC, the lead underwriter of the IPO, exercised its overallotment option to purchase an additional 14,400(Pre-consolidation 360,000) shares of the Company's Class A Ordinary Shares at $4.00 per share. The closing date for the sale of the overallotment shares was March 8, 2024.

On September 20, 2024, the Company issued 4,000,000 units to the public at a price of $3.00 per unit. The gross proceeds of the offering, before deducting underwriting fees and other related expenses, was $12,000,000.

Each unit in such offering included: (1) one Class A Ordinary Share (or one pre-funded warrant to purchase one Class A Ordinary Share), (2) one Series A warrant, and (3) one Series B warrant. The pre-funded warrants may be exercised into Class A Ordinary Shares at the price of $0.0001 per share. For the Series A warrants, after issuance, one warrant can be exercised at $3.00 per Class A Ordinary Share initially, and, on the 16th calendar day after the closing date, each Series A warrant has the option of five Class A Ordinary shares, and the exercise price is adjusted to $0.60. For Series B warrant, the option is four Class A Ordinary shares with an exercise price of $0.0001. The number of issuable shares for Series B warrants depends on the exercise status of pre-funded warrants, and the maximum number of issuable shares is determined by a calculation formula. The validity period of the warrant is 5 years.

Due to the impact of the stock reverse split on January 14, 2025, the number of shares to be exchanged in the company's above-mentioned issued portfolio needs to be reduced at a ratio of 25 to 1. That is, the number of shares issued is 160,000(Pre-consolidation 4,000,000), and the specific number of shares for the warrant exercise is detailed in the following instructions.

On November 27, 2024, the Holders exchanged a total of 159,920 Series A warrants (3,998,000 before the split) by signing a stock exchange agreement., and the Company issued 799,600(Pre-consolidation 19,990,000) Class A ordinary shares on the same day.

In October, 2024, the Holders exercised an aggregate of 139,890(Pre-consolidation 3,497,241 ) Series B warrants through an alternative cashless exercise option, and the Company issued 559,559(Pre-consolidation 13,988,964) Class A ordinary shares in October, 2024.

On October 30, 2024, the Company issued 13,636(Pre-consolidation 340,910) restricted shares to the IR institution Outside the Box Capital Inc. as compensation.

On January 14, 2025, the Company effected a reverse stock split at a ratio of 25-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

NOTE 12 – SHAREHOLDERS’ EQUITY  (cont.)

Warrants (“The Warrant”)

Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value.

The movement of warrants is as follows:

	As of June 30, 2025
	Valuation	Series A		Series B
	US$	Share	Valuation	Share	Valuation
Balance at beginning of the year	$—	—	—	—	—
Issuance(a)	10,559,739	160,000	4,122,940	160,000	6,436,799
Exerciset(b)	3,693,843	159,920	918,183	139,891	3,693,843
Fair value changes(c)	(6,761,463)	—	(3,204,725)	—	(3,556,738)
Balance at end of the year	$104,433	80	32	20,109	104,401

(a)	On September 20, 2024, the Company issued 160,000(Pre-consolidation 4,000,000) units to public, and each unit in such offering included one Class A Ordinary Share, one Series A warrant and one Series B warrant. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $10,559,739.

(b)

On November 27, 2024, the holder exchanged a total of 159,920 Series A warrants (3,998,000 before the split) by signing a stock exchange agreement. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series A warrants at the date of exchange was $918,183.

In October, 2024, the Holders exercised an aggregate of 139,890(Pre-consolidation 3,497,241 ) Series B warrants through an alternative cashless exercise option. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series B warrants at the date of exercise was $3,693,843.

(c)	The number of remaining unexercised Series A warrants and Series B warrants is 80 and 20,109 respectively. The fair value of these warrants as of June 30, 2025 is $104,433. The total gain from changes in the fair value of warrants for the fiscal year 2025 is $6,761,463.

The fair value of the warrant liabilities was estimated using Binomial Tree Model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of November 27,	As of October 7,	As of September 20,
	2025	2024	2024	2024
Volatility	64.7%	64.6%	63.5%	63.0%
Stock price	1.3	0.21	0.29	0.58
Expected life of the warrants to convert	4.2	4.81	4.95	5
Risk free rate	3.7%	4.1%	3.9%	3.5%
Dividend yield	0%	0%	0%	0%

Statuary Reserve

In accordance with the Regulations on Enterprises of PRC, WFOE and Haoxi BJ in the PRC are required to provide statutory reserves, appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves reach 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of June 30, 2025 and 2024, the statutory reserves of WFOE and Haoxi BJ have no retained earnings and, thus, are not required to appropriate statutory reserves. As of June 30, 2025 and 2024, the balances of the statutory reserves were $nil and nil, respectively.

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

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of June 30, 2025, and 2024, restricted net assets of the Company’s PRC subsidiaries were $755,505 and $97,935, respectively.

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

The provision for income tax consisted of the following:

	Years Ended June 30,
	2025	2024	2023
Current
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
China	270,744	443,582	220,653

Deferred
Cayman Islands	—	—	—
Hong Kong	—	—	—
China	—	—	—
Income tax provision	$270,744	$443,582	$220,653

The following table reconciles the statutory rate to the Company’s effective tax rate:

	Years Ended June 30,
	2025	2024	2023
PRC statutory tax rates (25%)	25.0%	25.0%	25.0%
Effect on tax rates in different tax jurisdiction	(8.5)%	(0)	(6.5)%
Effective tax rate	16.5%	25%	18.5%

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of June 30,
	2025	2024	2023
Net operating loss carry forwards	$142,115	$142,115		$142,115
Deferred tax assets, gross	142,115	142,115		142,115
Valuation allowance on net operating loss	(142,115)	(142,115)		(142,115)
Deferred tax assets	$—	$—	$

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

NOTE 13 – TAXES (cont.)

The tax payable consisted of the following:

	As of June 30,
	2025	2024	2023
VAT	$369,260	366,720	$75,133
Income tax	935,989	675,842	250,868
Other tax	2,021	1,796	2,092
Tax payable	$1,307,270	$1,044,357	$328,093

NOTE 14 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major Customers

For the fiscal year ended June 30, 2025, no customer contributed over 10% of the revenue of the Company. As of June 30, 2025, Customers C, and B accounted for approximately 66% and 14% of the Company’s total accounts receivable.

For the fiscal year ended June 30, 2024, no customer contributed over 10% of the revenue of the Company. As of June 30, 2024, Customers A and I accounted for approximately 54% and 17% of the Company’s total trade accounts receivable.

Major Suppliers

For fiscal 2025, Supplier L accounted for approximately 97.48% of our total purchases. As of June 30, 2025, Supplier P accounted for approximately 98.17% of the Company’s accounts payable.

For fiscal 2024, Supplier L accounted for approximately 100% of our total purchases. As of June 30, 2024, Supplier P accounted for approximately 100% of the Company’s accounts payable.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company evaluates the existence of commitments as part of its financial reporting process. As of June 30, 2025 and 2024, the Company is not aware of any material commitments requiring disclosure or recognition in the financial statements.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines if an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2025, the Company was not aware of any litigation or lawsuit against it.

NOTE 16 – SUBSEQUENT EVENT

On September 16, 2025, the holders exercised a total of 19,961 Series B warrants through alternative cashless exercise, and the company issued 79,842 Class A common shares in September 2025.

On October 13, 2025, the company entered into a purchase agreement with investors, agreeing to sell a total of 5,217,391 shares of the company's Class A common stock, with a par value of $0.0025 per share, and the total purchase price is approximately $1.2 million.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the audited consolidated financial statements were available to be issued, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in this Note 16 or elsewhere in the notes to the consolidated financial statements.