Form 20-F
period 2026-06-30
Haoxi Health Technology Ltd
filed 2026-09-30
CIK 1954594

U.S.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Huizhongli, Chaoyang District

Beijing, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.000002 per share	HAO	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 111,127 ordinary shares (including 95,232 Class A ordinary shares and 15,895 Class B ordinary shares) were outstanding as of June 30, 2026 (retroactively adjusted to reflect the 1-for-20 reverse split effective on August 14, 2026).

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the PRC;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Haoxi Cayman (as defined below); each share has a par value of $0.000002. Each Class A Ordinary Share is entitled to one vote;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Haoxi Cayman (as defined below); each share has a par value of $0.000002. Each Class B Ordinary Share is entitled to 30 votes;

●	“Haoxi Beijing” or “the operating entity” are to Beijing Haoxi Digital Technology Co., Ltd., a limited liability company organized under PRC laws and regulations, which company is wholly owned by WFOE (as defined below);

●	“Haoxi HK” are to Haoxi Information Limited, a Hong Kong corporation and wholly owned subsidiary of Haoxi Cayman (as defined below);

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the U.S.;

●	“we,” “us,” “our,” “Haoxi Cayman,” “our Company,” and the “Company” are to Haoxi Health Technology Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands; and

●	“WFOE” are to Beijing Haoxi Health Technology Co., Limited, a limited liability company organized under the laws and regulations of China, which company is wholly owned by Haoxi HK.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2026, 2025, and 2024.

All shares and per-share amounts are retroactively adjusted to reflect (i) the 1-for-128 reverse split effective on May 21, 2026 and (ii) the 1-for-20 reverse split effective on August 14, 2026, unless otherwise specified.

Unless otherwise noted, all translations from certain foreign currencies to U.S. dollars and from U.S. dollars to certain foreign currencies in this annual report are made as follows:

	June 30,
US$ Exchange Rate	2026	2025	2024
At the end of the year - RMB	RMB6.8109 to $1.00	RMB7.1586 to $1.00	RMB7.1268 to $1.00
Average rate for the year - RMB	RMB7.0034 to $1.00	RMB7.1599 to $1.00	RMB7.1592 to $1.00

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

We generate our revenue through the operating entity by providing one-stop online marketing solutions, in particular online short video marketing solutions, to advertisers through the operating entity’s media partners. The operating entity provides customized marketing solutions by planning, producing, placing, and optimizing online ads, especially online short video ads, to help its advertisers acquire, convert, and retain ultimate consumers on various online media platforms. The operating entity has served approximately 2,000 advertisers since its incorporation in 2018, the majority of which are healthcare companies. During the fiscal years ended June 30, 2026, 2025, and 2024, it served 565, 473, and 543 advertiser customers, respectively, of which 230, 414, and 471 were healthcare companies, respectively. The operating entity primarily places its ads through mainstream online short video platforms and social media platforms in China, such as Toutiao (今日头条), Douyin (抖音), WeChat (微信), and Sina Weibo (新浪微博). The operating entity is dedicated to reducing costs and increasing efficiency for its advertisers and offering them easy online marketing solutions. Driven by the growing demand for personalized and high-quality services in the healthcare and medical aesthetics sectors, and in response to evolving macro-consumption trends, Haoxi Beijing has officially launched its livestreaming agency services in April 2025. As of the date of this annual report, Haoxi Beijing is still in the process of researching and developing the service offerings, and has yet to generate any revenue from this livestreaming agency service.

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

The PRC government has in past years adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As of the date of this annual report, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. The CAC also released the Regulations on the Administration of Network Data Security (Draft for Comments), or the Draft Regulations, on November 14, 2021, which reaffirmed such requirement. The Draft Regulations were later replaced by the formal version, the Network Data Security Management Regulations, issued in September 2024 and which took effect on January 1, 2025. As confirmed by our PRC counsel, Sino Pro Law Firm, we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, since Haoxi Beijing’s business does not involve processing users’ personal information and it is not deemed as a critical information infrastructure operator (“CIIO”), nor is it an online platform operator with personal information of more than one million users. See “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China.”

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended by the Accelerating Holding Foreign Companies Accountable Act, if the Public Company Accounting Oversight Board (U.S.) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, HCL, PLLC, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor is subject to inspection by the PCAOB on a regular basis. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

Cash Transfer and Dividend Distributions

As of the date of this annual report, none of our subsidiaries made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiary, Haoxi Beijing. For more detailed discussion of how cash and other assets are transferred among our Company and our subsidiaries, see our audited consolidated financial statements (“CFS”) as of and for the fiscal years ended June 30, 2026, 2025 and 2024.

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

As of the date of this annual report, the cash transfers made among the Company and its subsidiaries are as follows: in April 2024, the Company transferred $1,300,000 to Haoxi HK, then Haoxi HK transferred $300,000 to WFOE. In May 2024, the Company transferred $950,000 to Haoxi HK. In October 2024, the Company transferred $2,000,000 to Haoxi HK. In January 2025, the Company transferred $200,000 to Haoxi HK, then Haoxi HK transferred $200,000 to WFOE. In April 2025, the Company transferred $200,000 to Haoxi HK. In June 2025, the Company transferred $1,000,000 to Haoxi HK. On July 3, 2025 and May 26, 2026, the Company transferred $200,000 and $100,000 to Haoxi HK, respectively. On July 10, 2025 and May 27, 2026, the Company transferred $200,000 and $120,000 to WFOE, respectively.

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

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	changes in the political and economic policies of the PRC government or in relations between China and the U.S. or other governments may materially and adversely affect the operating entity’s business, financial condition and results of operations and may result in its inability to sustain its growth and expansion strategies (see page 8 of this annual report);

●	there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations (see page 9 of this annual report);

●	substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance and business operations (see page 11 of this annual report);

●	the PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our Class A Ordinary Shares could decline in value or become worthless (see page 11 of this annual report);

●	the CSRC has promulgated Overseas Listing Trial Measures on February 17, 2023. Our subsequent offerings, if any, may be determined to be indirect overseas offerings and could, therefore, be subject to the CSRC filing procedures, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless (see page 12 of this annual report);

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see page 13 of this annual report);

●	any requirement to obtain prior approval under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could limit or delay our offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our offering and affect our ability to offer or continue to offer securities to investors outside China (see page 14 of this annual report);

●	PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions (see page 17 of this annual report);

●	failure to comply with PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or Haoxi Beijing to liability or penalties, limit our ability to inject capital into Haoxi Beijing or limit Haoxi Beijing’s ability to increase their registered capital or distribute profits (see page 17 of this annual report);

●	any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions (see page 18 of this annual report);

●	PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies, and governmental control of currency conversion, may limit our ability to use the proceeds of offshore offering to make loans or additional capital contributions to Haoxi Beijing, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see page 18 of this annual report);

●	we may need dividends and other distributions on equity paid by Haoxi Beijing to satisfy our liquidity requirements and any limitation on the ability of Haoxi Beijing to transfer cash out of China and/or make remittances to pay dividends to us could limit our ability to access cash generated by the operations of Haoxi Beijing (see page 19 of this annual report);

●	we may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income (see page 20 of this annual report);

●	dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax (see page 20 of this annual report);

●	we and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (see page 21 of this annual report);

●	restrictions on currency exchange may limit our ability to utilize our revenue effectively (see page 21 of this annual report);

●	fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms (see page 22 of this annual report);

●	failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the operating entity to penalties (see page 22 of this annual report);

●	recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S. (see page 23 of this annual report);

●	to the extent cash or assets of our business, or of Haoxi Beijing, is in PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions of or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see page 24 of this annual report); and

●	PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations, which may be quick with little advance notice, and interpretations of which may impair the operating entity’s ability to operate profitably (see page 25 of this annual report).

Risks Related to the Operating Entity’s Business and Industry (for a more detailed discussion, see “Item 3. Key Information-D. Risk Factors-Risks Related to the Operating Entity’s Business and Industry”)

Risks and uncertainties related to the operating entity’s business include, but are not limited to, the following:

●	if advertisers stop purchasing online marketing services from the operating entity or decrease the amount they are willing to spend on marketing campaigns and promotional activities, or if the operating entity is unable to establish and maintain new relationships with advertisers, its business, financial condition, and results of operations could be materially adversely affected (see page 25 of this annual report);

●	if the operating entity fails to maintain its relationships with its media partners, its business, results of operations, financial condition and business prospects could be materially and adversely affected (see page 26 of this annual report);

●	as the operating entity continues to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can maintain sufficient net cash inflows from operating activities (see page 27 of this annual report);

●	the limited operating history of the operating entity in the rapidly evolving industry makes it difficult to accurately forecast its future operating results and evaluate its business prospects (see page 27 of this annual report);

●	certain customers contributed to a significant percentage of our total revenue during the fiscal years 2026, 2025 and 2024, and losing one or more of them could have a material adverse impact on our financial performance and business prospects (see page 28 of this annual report);

●	we have significantly unstable operating revenue, anticipate increases in our operating expenses in the future, and may not achieve or sustain profitability on a consistent basis. If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected (see page 28 of this annual report);

●	Pandemics, epidemics and other outbreaks, natural disasters, terrorist activities, and political unrest could disrupt the PRC operating entities’ delivery and operations, which could materially and adversely affect their business, financial condition, and results of operations (see page 33 of this annual report);

●	the operating entity’s business is geographically concentrated, which subjects it to greater risks from changes in local or regional conditions (see page 34 of this annual report);

●	the operating entity is exposed to concentration risk, due to its reliance on its major supplier, Ocean Engine. If the operating entity’s relationship with Ocean Engine deteriorates, or it’s unable to renew its agreement with Ocean Engine on substantially similar terms, our financial performance, results of operation and ongoing growth could be adversely affected (see page 34 of this annual report); and

●	the operating entity’s plan to invest in R&D (“R&D”) of Bidding Compass, may fail to result in a satisfactory return, or any return (see page 37 of this annual report).

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

●	the trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors (see page 38 of this annual report);

●	substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline (see page 42 of this annual report);

●	if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our ICFR that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected. (see page 39 of this annual report); and

●	because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. (see page 43 of this annual report).

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

On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022, which required that, in addition to a CIIO,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. The CAC also released the Regulations on the Administration of Network Data Security (Draft for Comments), or the Draft Regulations, on November 14, 2021, which reaffirmed such requirement. The Draft Regulations were later replaced by the formal version, the Network Data Security Management Regulations, issued in September 2024 and which took effect on January 1, 2025. As advised by our PRC counsel, Sino Pro Law Firm, the operating entity does not process users’ personal information and it is not deemed to be a CIIO nor is it an online platform operator with personal information of more than one million users.

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

The currently effective negative list is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was published by the Ministry of Commerce (“MOFCOM”) and National Development and Reform Commission (“NDRC”) on September 6, 2024 and became effective on November 1, 2024. In addition, in December 2025, the MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalogue (2025), which became effective in February 2026. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category.

Haoxi Beijing is an online marketing solution provider in China with an advertiser client base mainly in the healthcare industry, which is not a prohibited or restricted industry in the 2024 Negative List that is currently effective as of the date of this annual report. However, it is uncertain whether the online marketing industry, in which Haoxi Beijing operates, will be subject to the foreign investment restrictions or prohibitions set forth in any “negative list” to be issued in the future. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact our corporate governance and business operations in any aspect.

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

On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022, which required that, in addition to a CIIO,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. The CAC also released the Regulations on the Administration of Network Data Security (Draft for Comments), or the Draft Regulations, on November 14, 2021, which reaffirmed such requirement. The Draft Regulations were later replaced by the formal version, the Network Data Security Management Regulations, issued in September 2024 and which took effect on January 1, 2025. As advised by our PRC counsel, Sino Pro Law Firm, we are not among the CIIOs or “online platform operators” as mentioned above. The operating entity is an online marketing and online marketing service provider and is not engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. The operating entity is not an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure.

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

Amounts restricted include paid-in capital and statutory reserves of Haoxi Beijing and WOFE as determined pursuant to PRC generally accepted accounting principles. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of June 30, 2026, 2025, and 2024, these restricted assets totaled $1,082,684, $755,505 and $97,935, respectively, due to paid-in capital of Haoxi Beijing and WOFE. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China, and may adversely affect our business, financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. Based on the central parity rates published by the China Foreign Exchange Trade System, the Renminbi appreciated by approximately 2.27% against the U.S. dollar in 2025 and by approximately 3.69% from December 31, 2025 through September 4, 2026. It is difficult to predict how market forces or PRC or U.S. government policies, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange Company market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S dollar will result in exchange loss, while depreciation of RMB to U.S dollar will result in exchange gain.

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

According to our PRC legal counsel, the operating entity signed labor contracts with all of its employees. However, the operating entity did not pay social insurance contributions and housing provident fund contributions in full for all of the employees for the fiscal years ended June 30, 2026, 2025, and 2024. According to the Social Insurance Law of the PRC, it may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, it may be liable for a fine of one to three times the amount of the outstanding contributions, provided that it still fails to pay the outstanding social insurance contributions within the prescribed deadline. According to the Regulations on Management of Housing Provident Fund Contribution, an enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance by the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 ($1,400) or RMB50,000 ($7,000) and an application may be made to a local court for compulsory enforcement.

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

Our auditor, HCL, PLLC, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor is subject to inspection by the PCAOB on a regular basis. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed.

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

In particular, the operating entity established cooperative relationships, directly or indirectly through their authorized agents, with some popular online media, especially media platforms operated by ByteDance, such as TouTiao, Douyin, and Xigua Video, through directly executing agreements with them or their authorized agencies, to help them procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. ByteDance is a Chinese technology enterprise that offers a range of education and entertainment content platforms, including video-sharing social networking. The operating entity is materially dependent on media platforms operated by ByteDance to acquire user traffic and place ads for its advertiser customers. Currently, the operating entity has established a direct contractual relationship with Henan Ocean Engine Information Technology Co., Ltd. (“Ocean Engine”), a subsidiary of ByteDance, which operates as a mobile marketing platform helping clients advertise their products on ByteDance’s apps, such as Toutiao, Douyin, and Xigua Video, through a business cooperation agreement. The operating entity has had an established contractual relationship with Ocean Engine since June 16, 2022. The Business Cooperation Agreement on Agent Data Promotion currently in effect with Ocean Engine has a term from January 1, 2026 to December 31, 2026. Under this agreement, the operating entity is authorized to be an advertising agent to place ads on the media platforms operated by Ocean Engine and/or its affiliates, except in the industries of certain regions which Ocean Engine itself is an advertising agent, and in the industries of automobile manufacturing, automobile dealership, and real estate development. The English translation of the agreements between the operating entity and Ocean Engine are filed herewith as Exhibit 4.3. The purchase amount of the operating entity’s transactions with Ocean Engine accounted for 99.41%, 97.48% and 99.66% of its total purchases for the fiscal year ended June 30, 2026, 2025 and 2024, respectively.

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

As the operating entity continues to strive for business growth, we may continue to experience net cash outflow from operating activities, and we cannot assure you that we can generate positive cash inflows from operating activities.

We reported net cash used in operating activities of $2.57 million, $3.36million, and $0.75 million, for the fiscal years ended June 30, 2026, 2025, and 2024 respectively. During the fiscal years ended June 30, 2026, 2025 and 2024, certain media that the operating entity procured for its advertisers required prepayment or offered relatively short credit periods to the operating entity. While the operating entity has used reasonable efforts to align credit terms granted to it in connection with a particular media partner when it offers credit terms to advertisers using the relevant media, in cases where it engages in cross-selling of ad inventories or services of different media to its existing advertisers, it usually aligns the credit terms it offers to such advertisers to the most favorable terms offered to it among the media used. Moreover, the operating entity may offer more competitive terms to selected advertisers of established business relationship with it or of significant size, with significant market impact or strategic value, while their choices of media may not offer comparable credit terms to the operating entity or at all. In addition, during the fiscal years ended June 30, 2026, 2025, and 2024, the operating entity was required by certain media partners (or their authorized agencies) to place deposits as performance security, and it may elect to make deposits associated with committed advertising spend on behalf of selected advertisers as required by certain media partners before running their advertising campaigns. The operating entity considers the above practices to be generally in line with the industry practice and competitive landscape, and it expects these practices to continue in the foreseeable future.

All the above contributed to a timing mismatch in our operating cash flow, as such impact is generally positively correlated with our business volume. As the operating entity further expands its business, our requirements for working capital and other necessary payments (such as capital expenditures) will increase. We have historically funded our operations and working capital needs through a combination of cash generated from our operations and proceeds from equity financings, including our initial public offering and subsequent equity financings, and we may continue to seek additional equity financing from time to time as needed.

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended June 30, 2026, 2025, and 2024, and losing one or more of them could have in a material adverse impact on our financial performance and business prospects.

During the fiscal years ended June 30, 2026, 2025, and 2024, we derived a significant percentage of our total revenue from a few customers. Our five largest customers accounted, in the aggregate, for 30.69%, 27.32%, and 21.06%, of our total revenue for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. Suzhou 190 Network Technology Co., Ltd., Chengdu Mei’erbei Technology Co., Ltd., and Shanghai Xukang Network Technology Co., LTD were, respectively, our top customers during fiscal years ended June 30, 2026, 2025, and 2024, with Suzhou 190 Network Technology Co., Ltd. accounting for 10.68% of our total revenues for the fiscal year ended June 30, 2026, Shanghai Xukang Network Technology Co., LTD accounting for 6.87% of our total revenues for the fiscal year ended June 30, 2025, and JMDH accounting for 10.32% of our total revenues for the fiscal year ended June 30, 2024. Our top 10 customers during the fiscal years ended June 30, 2026, 2025, and 2024 include healthcare companies, such as plastic surgery hospitals and dental hospitals, which place ads through the operating entity. The identities of its customers vary depending on the type of revenue and the nature of the business transaction, comprising both advertisers and media (or their authorized agencies). See “Item 4. Information on the Company-B. Business Overview-Customers, Sales, and Marketing.”

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

We had unstable and volatile revenue-specifically, our total revenue increased by $22.02 million, or 67.14%, to $54.83 million for the fiscal year ended June 30, 2026 from $32.80 million for the fiscal year ended June 30, 2025. This growth was was driven by a diversified revenue mix, higher renewal rates of existing customers, and an increase in the number of new customers. Our total revenue decreased by $15.72 million, or 32.39%, to $32.80 million for the fiscal year ended June 30, 2025 from $48.52 million for the fiscal year ended June 30, 2024, primarily due to the increasing competition in the industry. Our total revenue increased by $20.29 million, or 72%, to $48.52 million for the fiscal year ended June 30, 2024 from $28.23 million for the fiscal year ended June 30, 2023, primarily due to higher advertisement expenditures by our health care industry clients. During the fiscal years ended June 30, 2026, the number of advertiser customers the operating entity served was 565, which was 92 more than for fiscal year 2025. In addition, we reported net loss of $9.54 million for the fiscal year ended June 30, 2026, compared with net income of $3.88 million for the fiscal year ended June 30, 2025. See “Item 5. Operating and Financial Review and Prospects-A. Results of Operations.” We cannot assure you we will achieve or maintain profitability on a consistent basis. Our revenue growth may slow or our revenue may decline for a number of reasons, including reduced demand for the operating entity’s online marketing services, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall selling, general, and administrative expenses, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. In addition, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. These efforts and additional expenses may be costlier than we currently expect, and there is no assurance that we will be able to maintain sufficient operating revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow at all, or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

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

The operating entity’s capability to plan and optimize advertising campaigns is partly dependent on the availability of data generated by the media based on the ad interaction behavior between such media and their end users. Its access to such data from media is limited by the relevant media’s data policies. Typically, the operating entity can only access data that are made available by the media to it or their authorized agencies. In addition, there is no assurance that the government will not adopt legislation that prohibits or limits collection of data on the Internet and the use of such data, or that third parties will not bring lawsuits against the media or the operating entity relating to Internet privacy and data collection. As of the date of this annual report, as confirmed by our PRC counsel, Sino Pro Law Firm, the operating entity’s business operations are in compliance with the relevant laws and regulations on data protection and privacy, including the Cyber Security Law of the PRC, the Measures for Cybersecurity Review, and the Regulations on Network Data Security . See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Due to the recent development of laws and regulations on data protection and privacy and evolving interpretations of competent authorities, media and online advertising service providers will be subject to more stringent requirements on data sharing with third-parties, which may limit our ability to obtain data from them. Therefore, we cannot assure you that the operating entity will be in full compliance with all applicable laws and regulations on data protection and privacy in the future.

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

Moreover, from the middle of 2022 to December 2022, the economy in China slowed down when large-scale COVID-19 resurgences happened in multiple metropolitan areas of China and restrictive measures were widely taken. Since December 2022, many of the restrictive policies previously adopted by the Chinese government at various levels to control the spread of COVID-19 have been revoked or replaced with more flexible measures. As a result, the internet users had more chances to purchase the healthcare services they are interested in in person after watching the online advertisements of our advertiser customers. We believe this had incentivized our advertiser customers to invest more of their budget in placing online advertisements. For the years ended June 30, 2026, 2025, and 2024, we do not believe COVID-19 had any material impacts on our financial conditions or results of operation.

The potential further impact on the results of operations will depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2026 and beyond.

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

The operating entity’s purchases are highly concentrated. For the fiscal year ended June 30, 2026, Ocean Engine accounted for 99.41% of the total purchases. For the fiscal year ended June 30, 2025, Ocean Engine accounted for 97.48% of the total purchases. For the fiscal year ended June 30, 2024, Ocean Engine accounted for 99.66% of the total purchases. Ocean Engine, as a media platform itself and the subsidiary of ByteDance, offers the operating entity with a more favorable pricing and rebate policy when the operating entity places ads for its advertiser customers on ByteDance’s apps, such as Toutiao, Douyin, and Xigua Video, as compared with third-party agents of these media platforms. However, the lack of diversification in the operating entity’s supplier base increases its vulnerability to fluctuations in traffic acquisition cost, which could have a negative impact on its gross margin. The Business Cooperation Agreement on Agent Data Promotion currently in effect between the operating entity and Ocean Engine has a term from January 1, 2026 to December 31, 2026, without an automatic renewal clause. If the operating entity’s relationship with Ocean Engine deteriorates, or it is unable to renew its agreement with Ocean Engine on substantially similar terms, whether due to unforeseen circumstances, changes in Ocean Engine’s business strategy, or any other reasons, the operating entity would suffer disruptions in the procurement of user traffic and ad inventory, and the placement of ads for its advertiser customers. This could result in locating alternative third-party agents of media platforms. As a result, our gross margin, financial performance, result of operation and ongoing growth could also be adversely affected.

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

Bidding Compass’ capabilities are important to our success, and we have been continuously investing heavily in its R&D efforts. Our R&D expenses were $104,357, $79,544, and $79,985, respectively, for the fiscal years ended June 30, 2026, 2025 and 2024. The industry in which we conduct business through the operating entity is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in R&D to lead technological advances in order to make its online marketing solutions innovative and competitive in the market. We plan to enhancing the R&D efforts of Bidding Compass and recruit more R&D engineers as appropriate, to improve data analytical capabilities of Bidding Compass and make it more efficient. The operating entity intends to direct the efforts to the following capabilities: (a) enhanced connection with the media platforms’ application programming interface to enable automatic and customized setup of advertisement bidding and placement process based on the operating entity’s different advertiser customers and their preferred target audience portrait; (b) automated guidance and recommendations regarding the content creation process based on data of prior projects and cases, and setting up an advertisement resource library which improves the efficiency of content creation; and (c) effect analysis and automatic parameter setup, based on past and real-time impressions, click-through rate (“CTR”), conversion rate (“CVR”) and return on investment (“ROI”) data. There is no guarantee or assurance that the investment in the aforementioned additions of capabilities will yield satisfactory outcomes or result in a satisfactory return. If the investment fails to result in a satisfactory return, any expected addition of functions and improvement of efficiency may be unachieved. As a result, our significant investment may not generate corresponding benefits and the operating entity’s operation efficiency and our results of operation could be adversely impacted.

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

Our exploratory collaborations may not achieve their intended objectives or generate the anticipated commercial benefits.

We have entered into framework agreements with two third parties to explore collaborations relating to the development of an AI-enabled health management platform and an AI-enabled digital marketing system. These collaborations remain at an early exploratory stage and, as of the date of this annual report, have not resulted in any material operations or generated any revenue. There can be no assurance that either collaboration will progress beyond its current stage, result in the development or commercialization of any products or services, or generate any revenue or other commercial benefits. Either collaboration may be delayed, modified or discontinued, including as a result of technical, commercial, regulatory or other considerations. If we devote additional resources to these initiatives in the future and they do not achieve their intended objectives, we may not realize the anticipated benefits from such investments.

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

In preparing our CFS as of and for the fiscal years ended June 30, 2026, 2025 and 2024, we have identified material weaknesses in our ICFR (“ICFR”), as defined in the standards established by the PCAOB, and other control deficiencies.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 30 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Zhen Fan, our chief executive officer (“CEO”), beneficially owns 15,895 Class B Ordinary Shares, or 43.41% of the voting rights in our Company. Although Mr. Fan does not currently hold a majority of our voting power, his ownership position provides him with substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Depending on the applicable voting threshold and the participation of our other shareholders, Mr. Fan may be able to significantly influence the outcome of matters submitted to a shareholder vote, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions in accordance with the Cayman Companies Act. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 621,739 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

We plan to use the net proceeds from our financing for working capital and general corporate purposes, acquiring or investing in technologies, solutions or businesses that complement our business, and hiring experienced employees to improve our systems of internal control and compliance with U.S. GAAP and the Sarbanes-Oxley Act of 2002. Our management has significant discretion as to the use of the net proceeds from our offerings and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

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

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. 621,739 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvency liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account in violation of the Cayman Companies Act, while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a monetary fine and to imprisonment for five years in the Cayman Islands.

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

Our Class A Ordinary Shares began trading on the Nasdaq under the symbol “HAO” on January 26, 2024.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and other entities that are material to our business:

Note:

(1)	All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares is entitled to 30 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES-E. Share Ownership.”

Currently, we directly hold 100% equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure.

Corporate Information

Our principal executive offices are located at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China, and our phone number is +86-10-13311587976. Our registered office in the Cayman Islands is located at the offices of Asia Leading Corporate Services (Cayman) Limited, whose physical address is Asia Leading Chambers, Zephyr House, 122 Mary Street, Grand Cayman KY1-9014, Cayman Islands. We maintain a corporate website at http://www.haoximedia.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

The operating entity mainly generates its revenue by providing one-stop online marketing solutions, in particular, it provides online short video ads for advertiser customers through its media partners. Media partners include both media platforms (such as Toutiao and Douyin), as well as authorized third-party agents of media platforms, through which the operating entity places ads for its advertiser customers when it has no direct contact with the platform. The operating entity procures ad slots from the media partners (which it regards as its suppliers) to place ads for its advertiser customers. The operating entity provides customized marketing solutions by planning, producing, placing, and optimizing online ads, especially online short video ads, to help its advertisers acquire, convert, and retain ultimate consumers on various online media platforms. The operating entity has served approximately 2,000 advertisers since its incorporation in 2018, the majority of which are healthcare companies. During the fiscal years ended June 30, 2026, 2025 and 2024, it served 565, 473, and 543 advertisers, respectively, of which 230, 414, and 471 were healthcare companies, respectively. The operating entity primarily places its ads through mainstream online short video platforms and social media platforms in China, such as Toutiao, Douyin, WeChat, and Weibo. The operating entity is dedicated to reducing costs and increasing efficiency for its advertisers and offering them easy online marketing solutions.

For the fiscal years ended June 30, 2026, 2025 and 2024, we had revenue of $54.83 million, $32.80 million, and $48.52 million, respectively, and net loss of $9,536,245, net income of $3,876,680, and $1,291,667, respectively.

Recent Development

Driven by the growing demand for personalized and high-quality services in the healthcare and medical aesthetics sectors, and in response to evolving macro-consumption trends, Haoxi Beijing has officially launched its livestreaming agency services in April 2025. As of the date of this annual report, Haoxi Beijing is still in the process of researching and developing the service offerings, and has yet to generate any sizeable revenue from this livestreaming agency service. In 2026, the Company entered into framework agreements two third parties to explore potential collaborations relating to the development of an AI-enabled health management platform and an AI-enabled digital marketing system, respectively. These potential collaborations remain at an early exploratory stage, and, as of the date of this annual report, have not resulted in any material operations or generated any revenue. The Company continues to focus primarily on its existing digital marketing solutions business.

From time to time, the Company may explore potential acquisitions or and other business development opportunities that could support the growth of its business. On August 1, 2026, the Company entered into a non-binding letter of intent for a proposed acquisition of an online advertising company. The Company believes that the proposed acquisition, if completed, would complement it digital marketing business and expand its service capabilities. On August 2, 2026, the Company made a $2 million cash deposit to the shareholders of the target company in connection with the proposed acquisition. The $2 million cash deposition will be fully refunded to the Company if the proposed acquisition is not consummated within 6 months following the execution of the letter of intent. As of the date of this annual report, the proposed acquisition remains under negotiation between the parties and the Company has not entered into any definitive agreement with respect to such proposed acquisition.

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

According to iResearch’s 2025 China Internet Marketing Market Research Report, China’s online advertising market revenue reached RMB1.13 trillion in 2023, representing an increase of 12.4% from 2022. E-commerce and short-video platforms were the two media types most favored by advertisers and contributed the majority of the market revenue. The report also noted that large-model technologies continued to promote the adoption of artificial intelligence-generated content across digital marketing scenarios in 2024. In addition, iResearch’s January–July 2026 Online Advertising Placement Analysis Report identified news feed advertising as the predominant online advertising format during the first seven months of 2026 and noted that marketing cycles had lengthened.1 Bidding Compass supports the operating entity’s formulation and optimization of its bidding and ad placement strategies in this evolving market.

[1]	iResearch, 2025 China Internet Marketing Market Research Report (2025年中国互联网营销市场研究报告), published April 2, 2025, available at https://report.iresearch.cn/report/202504/4706.shtml; and iResearch, January–July 2026 Online Advertising Placement Analysis Report (2026年1–7月网络广告投放分析报告), published August 26, 2026, available at https://report.iresearch.cn/report/202608/4861.shtml (both last accessed September 4, 2026).iResearch, 2021 Annual Insight Report of Online Advertisement in China, available at https://baijiahao.baidu.com/s?id=1711146088101287730&wfr=spider&for=pc (last visited September 1, 2022). supports the operating entity’s formulation and optimization of its bidding and ad placement strategies in this evolving market.

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

Besides the management team, the operating entity has professional and experienced operations and sales teams. As of the date of this annual report, the operating entity has 3 experienced members at the operations department. Through this seasoned team, the operating entity has accumulated a large client base and is familiar with marketing needs of advertisers in the healthcare industry.

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

Revenue and Pricing Model

Our revenue primarily includes advertising services. The operating entity provides one-stop online marketing solutions, especially online short video advertising, including script drafting, filming, and video making; setting up its own accounts on media platforms for ad launching and making payments to those platforms; optimizing; and post-launching effect analysis, to its advertisers. The operating entity’s revenue is performance-based as measured by ad performance data, and pricing model, and it primarily bills their advertisers using Cost Per Mille (“CPM”) model. CPM is a mobile advertising pricing model. In this model, when internet users view an advertisement one thousand times, the advertiser needs to pay the platform or the operating entity, and the fee is calculated as the CPM unit price * the number of completed thousand-impression units. The operating entity provides ad delivery services to customers on the online platform under the CPM model. The transfer of service control is determined by “every one thousand valid ad impressions completed”. When the ad completes one thousand impressions, the revenue will be recognized simultaneously. In addition, for arrangements in which the operating entity acts as an agent, revenue is recognized on a net basis, representing the fee or commission to which the operating entity expects to be entitled, and amounts collected on behalf of the customer are excluded from revenue. Revenue under such arrangements is recognized at the point in time when the related service is completed and control is transferred.

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

For the fiscal years ended June 30, 2026, 2025 and 2024, we had total revenue of $54.83 million, $32.80 million, and $48.52 million, respectively, and net loss of $9,536,245, net income of $3,876,680, and $1,291,667, respectively. Revenue derived from comprehensive advertisement services accounted for 100% of its total revenue for all the fiscal years.

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

Below are the lists of our major suppliers in the fiscal years ended June 30, 2026, 2025 and 2024.

●	Fiscal year ended June 30, 2026

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	377,097,372 ($53,845,281); 99.41%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2026.
Total	377,097,372 ($53,845,281); 99.41%	-

●	Fiscal year ended June 30, 2025

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	222,299,025 ($31,047,784); 97.48%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2025.
Total	222,299,025 ($31,047,784); 97.48%	-

●	Fiscal year ended June 30, 2024

Supplier	Purchase Amount (RMB); Percentage	Major Contract Terms
Ocean Engine	523,540,401 ($73,128,165); 99.66%	Ocean Engine allowed the operating entity to place ads on Ocean Engine’s media platforms. The first term of contract took effect on June 16, 2022 and was extended for a few terms with the current one effective until December 31, 2024.
Total	523,540,401 ($73,128,165); 99.66%	-

The major factors that the operating entity would consider when selecting suppliers are their fee quotes, reverting speed, payment period, and industry information output. The operating entity maintains a long-term partnership with its suppliers and rarely change them. The purchasing ratio for 2024 is calculated based on the total purchase amount for the full year. For 2025 and 2026, the calculation uses purchase cost data net of rebates.

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

The operating entity usually enters into framework agreements with advertisers who intend to acquire ad inventory through it over a period of time (usually a year or shorter). If it is asked to run a specific advertising campaign for a short period (usually for social media marketing services), it may enter into one-off agreements with the advertisers. The operating entity’s contracts with its advertisers generally do not include exclusive obligations to use its services, and its advertisers are generally free to place their ads through other advertising agencies or work with multiple advertising agencies on a specific advertising campaign. During the fiscal years ended June 30, 2026, 2025 and 2024, the operating entity had 565, 473, and 543 advertisers, respectively.

For the fiscal year ended June 30, 2026, one customer accounted for approximately 10% of the revenue of the Company. For the fiscal year ended June 30, 2024 and 2025, we did not have any customers which contributed to over 10% of our total revenues.

Below are the list of our major customer in the fiscal years ended June 30, 2026.

Customer	Revenue Amount (RMB); Percentage	Major Contract Terms
Suzhou 190 Network Technology Co., Ltd.	41,002,958 ($5,854,763); 10.68%	The operating entity provides online marketing services to Suzhou 190 Network Technology Co., Ltd. The term of the contract took effect on August 25, 2025 and effective until August 25, 2026.
Total	41,002,958 ($5,854,763 ); 10.68%	-

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

Employees

The operating entity had 28, 26, and 30 full-time employees as of June 30, 2026, 2025, and 2024, respectively. The following table sets forth the number of its full-time employees in the past three fiscal years respectively:

Function	Number of Employees as of June 30, 2026	Number Employees as of June 30, 2025	Number Employees as of June 30, 2024
Operation	3	8	13
Management	9	7	7
R&D	9	8	7
Sales	7	3	3
Total	28	26	30

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

Location	Area (Square Feet)	Current Use	Term of Use	Annual Rental of the Latest Term
801/802, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China	3,620	Principal Executive Office	1st term: June 21, 2021 to June 30, 2023
2nd term: July 1, 2023 to March 31, 2024
3rd term: April 1, 2024 to June 30, 2024
4th term: July 1, 2024 to June 30, 2026
			5th term: July 1, 2026 to June 30, 2028	$	Approximately $51,000 (RMB 347,351.90)
Room 902, Unit 1, Floor 9, Wantong Tower, Jia No.6, Chao Yang Men Wai Ave., Chaoyang District, Beijing, China	3,201	Office	1st term: August 8, 2025 to August 7, 2026 2nd term: August 8, 2026 to August 7, 2027	$	Approximately $50,000 (RMB 336,000)

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

As of the date of this annual report, the operating entity has a R&D team of nine members developing Bidding Compass.

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

During the fiscal years ended June 30, 2026, 2025, and 2024, and from July 1, 2026 to the date of this annual report, the operating entity did not commit any material non-compliance of the applicable laws and regulations. During the same periods, the operating entity did not experience any non-compliance, taken as a whole, that would have a materially negative impact on their business, our results of operations, or the operating entity’s ability to operate their business in a legally compliant manner.

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

The currently effective Negative List is the 2024 Negative List, which was published by the MOFCOM and NDRC on September 6, 2024 and became effective on November 1, 2024. In addition, the MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalogue (2025) on December 15, 2025, which became effective on February 1, 2026. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. We do not engage in any restricted or prohibited industries.

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

Pursuant to the Measures for the Supervision and Administration of Online Transactions, which was promulgated on March 15, 2021 by SAMR, which was amended on March 18, 2025 and effective on May 1, 2025, online transaction operators shall sell commodities or provide services satisfying the requirements of protecting personal and property safety and the environment. The online transaction operator shall not sell any goods or provide any services which are prohibited by any law or administrative regulation, damage state or public interest, or violate public order and good customs. An online transaction operator that collects or uses consumers’ personal information shall explicitly state the purposes, methods and scope of the collection or use of information and obtain the consent of consumers. An online transaction operator shall disclose the information of goods or services in a comprehensive, truthful, accurate and timely manner, in order to protect consumers’ right to know and right to choose. The online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Collection and use of the customers’ sensitive information, such as personal biological characteristics, medical health, financial accounts and personal whereabouts, shall require the consent of such customers on an item-by-item basis.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016, amended on October 28, 2025, and became effective on January 1, 2026, the PRC Cybersecurity Law aims to maintain network security, safeguard cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, including, among others, internet information service providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the mandatory requirements of national and industrial standards to safeguard the safe and stable operation of networks.

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

Pursuant to the Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on June 9, 2016 and December 30, 2019, an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular, for the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; where an ordinary FIE (other than those FIEs with investment as the primary business) makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. However, such requirements for registration and dedicated settlement pending payment accounts for such domestic equity investments have been removed under the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-border Investment and Financing (SAFE Circular No. 43 of 2025).

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

Pursuant to the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment promulgated by SAFE and became effective on December 4, 2023, all FIEs are allowed to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

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

The Anti-Monopoly Law of the PRC promulgated by the SCNPC which became effective on August 1, 2008 and the Provisions on the Review of Concentrations of Undertakings promulgated by SAMR which became effective on April 15, 2023 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. On June 24, 2022, the SCNPC promulgated the revised Anti-Monopoly Law of the PRC, which became effective on August 1, which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The draft also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings.

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

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no substantive operations, we conduct our operations primarily through the operating entity, which is an online marketing solution provider based in China. The operating entity is dedicated to helping its advertiser clients manage their online marketing activities to achieve their business goals. The operating entity advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitate the deployment of online ads through the form of short video ads.

Our net revenue was $48.52 million, $32.80 million, and $54.83 million, for the fiscal years ended June 30, 2024, 2025, and 2026 respectively. Our net income was $1,291,667 for the fiscal year ended June 30, 2024, which increased by approximately $969,752 from the fiscal year ended June 30, 2023. Our net income was $3.88 million for the fiscal year ended June 30, 2025, which increased by approximately $2.58 million from the fiscal year ended June 30, 2024. Our net loss was $9.54 million for the fiscal year ended June 30, 2026, which decreased by approximately $13.41 million from the fiscal year ended June 30, 2025.

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

Customer Acquisition and Retention

The operating entity’s ability to increase the number of healthcare industry advertiser customers largely depends on its ability to provide one-stop comprehensive online marketing services to improve their ROI in online advertisements, especially its ability to offer media platform resources and reliable service capabilities. It had 543, 473, and 565 advertiser clients for the fiscal years ended June 30, 2024, 2025, and 2026, respectively.

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

Results of operations

For the fiscal years ended June 30, 2026 and 2025

			Change
	2025	2026	Amount	%
	(US$)	(US$)	(US$)
Revenue	32,804,336	54,828,834	22,024,498	67%
Cost of revenue	31,876,586	54,199,744	22,323,158	70%
Gross profit	927,750	629,090	(298,660)	(32)%

Operating expenses
Sales and marketing	50,176	78,852	28,676	57%
General and administrative	2,797,933	8,605,924	5,807,991	208%
Research and development	79,544	104,357	24,813	31%
Impairment loss on non-current assets	—	1,504,058	1,504,058	—
Total operating cost and expenses	2,927,653	10,293,191	7,365,538	252%

Loss from operations	(1,999,903)	(9,664,101)	(7,664,198)	383%
Interest expenses	(45,956)	(52,446)	(6,490)	14%
Interest income	363,312	216,809	(146,503)	(40)%
Issuance costs allocated to warrant liability	(919,022)	—	919,022	(100)%
Change in fair value of warrant liability	6,761,462	—	(6,761,462)	(100)%
Other income(expense), net	(12,469)	107	12,576	(101)%

Loss (income) before income taxes	4,147,424	(9,499,631)	(13,647,055)	(329)%
Income taxes	270,744	36,614	(234,130)	(86)%
Net Loss (income)	3,876,680	(9,536,245)	(13,412,925)	(346)%

Foreign currency translation gain	(1,133)	128,846	129,979	(11,472)%
Total comprehensive income(loss)	3,875,547	(9,407,399)	(13,282,946)	(343)%

Revenues

We generate revenues from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, ad placement, data analysis and advertising campaign optimization to advertisers through the operating entity. Net revenue was $32.80 million and $54.83 million for the fiscal years ended June 30, 2025 and 2026, respectively. The increase was primarily driven by the operating entity’s adoption of a broader range of online media channels for advertising placements in response to customers’ demand, higher renewal rates of existing customers, and an increase in the number of new customers.

Cost of revenues

Our cost of revenues consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue increased by $22.32 million or 70%, from $31.88 million for the fiscal year ended June 30, 2025, to $54.20 million for the fiscal year ended June 30, 2026. Cost of revenues increased year-over-year during the reporting period. On the one hand, the expansion of revenue scale led to a corresponding increase in cost of revenues directly matched with revenues. On the other hand, driven by customer demand, the Company used a broader range of advertising placements channels, some of which offered lower rebate rates to the Company, therefore increased the cost of revenue.

Gross profit

Our gross profit decreased by $0.30 million, from $0.93 million for the fiscal year ended June 30, 2025, to $0.63 million for the fiscal year ended June 30, 2026. Gross profit as a percentage of revenue (“gross margin”) was 1.15% for the fiscal year ended June 30, 2026, lower than 2.83% for fiscal year 2025. The decline in gross margin was primarily attributable to a change in the mix of advertising placement channels, some of which offered lower rebate rates to the Company, therefore increased the cost of revenues and decreased the gross margin.

Selling expenses

Our selling expenses primarily consist of payroll costs. Selling and marketing expenses increased by 57% from $50,176 in the fiscal year ended June 30, 2025, to $78,852 in the fiscal year ended June 30, 2026. It was mainly because the labor cost of sales staff has increased.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries and bonus, office related expenses and provision for doubtful accounts. General and administrative expenses increased by $5.81 million from $2.80 million for the fiscal year ended June 30, 2025, to $8.61 million for the fiscal year ended June 30, 2026. The increase was primarily attributable to a $6.02 million allowance for credit losses recognized for prepaid online advertising expenses related to overseas marketing and third-party loan receivables, and a $0.3 million increase in labor costs, partially offset by a $0.5 million decrease in consulting expenses.

Research and development expenses

Our research and development expenses mainly consist of salaries and benefits for our research and development staff. Research and development expenses increased by $24,813 or 31%, from $79,544 for the fiscal year ended June 30, 2025, to $104,357 for the fiscal year ended June 30, 2026. It was mainly because the labor cost of research and development staff has increased.

Impairment loss on non-current assets

Impairment losses on non-current assets mainly consist of impairment recognized on intangible assets. The increase in such impairment was primarily due to the impact of fluctuations in the external environment and changes in internal operations, which led the Company to recognize an impairment loss of $1.5 million on its intangible assets.

Income tax

We had income tax of $270,744 and $36,614 for the fiscal years ended June 30, 2025 and 2026, respectively.

Change in fair value of warrant liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding. The fair value change gain for the years ended June 30, 2026 and 2025 was $nil and $6.76 million, respectively.

Net loss

As a result of the foregoing, we had a net income of $3.88 million and a net loss $9.54 million for the fiscal year ended June 30, 2025 and 2026, respectively.

For the fiscal years ended June 30, 2025 and 2024

			Change
	2024	2025	Amount	%
	(US$)	(US$)	(US$)
Revenue	48,519,836	32,804,336	(15,715,500)	(32)%
Cost of revenue	45,769,459	31,876,586	(13,892,873)	(30)%
Gross profit	2,750,377	927,750	(1,822,627)	(66)%

Operating expenses
Sales and marketing	41,613	50,176	8,563	21%
General and administrative	911,531	2,797,933	1,886,402	207%
Research and development	79,985	79,544	(441)	(1)%
Total operating cost and expenses	1,033,129	2,927,653	1,894,524	183%

Income from operations	1,717,248	(1,999,903)	-3,717,151	-216%
Interest expenses	(41,186)	(45,956)	(4,770)	12%
Interest income	76,096	363,312	287,216	377%
Issuance costs allocated to warrant liability	—	(919,022)	(919,022)	—
Change in fair value of warrant liability	—	6,761,462	6,761,462	—
Other income(expense), net	(16,909)	(12,469)	4,440	(26)%

Income before income taxes	1,735,249	4,147,424	2,412,175	139%
Income taxes	443,582	270,744	(172,838)	(39)%
Net Income	1,291,667	3,876,680	2,585,013	200%

Foreign currency translation gain	387	(1,133)	(1,520)	(393)%
Total comprehensive income	1,292,054	3,875,547	2,583,493	200%

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

Selling expenses

Our selling expenses primarily consist of payroll costs. Selling and marketing expenses increase by 21% from $41,613 in the fiscal year ended June 30, 2024, to $50,176 in the fiscal year ended June 30, 2025. It was mainly because the labor cost of sales staff has increased.

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

B. Liquidity and Capital Resources

Cash flow

	Years Ended
	2024 (US$)	2025 (US$)	2026 (US$)
Net cash used in operating activities	(747,576)	(3,358,082)	(2,568,457)
Net cash used in investing activities	(3,129,051)	(3,580,000)	(4,500,000)
Net cash provided by financing activities	9,323,557	8,902,467	9,327,232
Effect of exchange rate changes on cash and cash equivalents	5,601	(1,658)	55,872
Net increase in cash and cash equivalents	5,452,531	1,962,727	2,314,647
Cash and cash equivalent at the beginning of the year	1,203,203	6,655,734	8,618,461
Cash and cash equivalent at the end of the year	6,655,734	8,618,461	10,933,108

Operating activities

Net cash used by operating activities was $2.57 million for the years ended June 30, 2026, mainly derived from (i) a net loss of $9.5 million adjusted for noncash depreciation amortization of $0.3 million, provision for credit accounts of $6.0 million, impairment of intangible assets $1.5 million and convertible bond investment-interest of 0.2 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an decrease of change in tax payable of $0.1 million, (b) an decrease of change in accounts receivable of $0.4 million; (c) an increase of change in advance to suppliers of $1.2 million.

Net cash used by operating activities was $3.36 million for the years ended June 30, 2025, mainly derived from (i) a net income of $3.9 million adjusted for noncash depreciation amortization of $0.3 million, change in fair value of warrant liability of $6.8 million and Issuance costs allocated to warrant liability $0.92 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase of change in tax payable of $0.3 million, (b) an decrease of change in accounts payable of $0.5 million; (c) an increase of change in advance to suppliers of $0.5 million, (c) an decrease of change in advance from customers of $0.6 million.

Investing activities

Net cash used in investing activities was $4.50 million for the years ended June 30, 2026, mainly due to the fact that the Company made convertible bond investments of $4.50 million.

Net cash used in investing activities was $3.58 million for the years ended June 30, 2025, mainly due to the increase of net loans to third parties by $1.0 million, purchases of intangible assets of $2.08 million and purchases short term investment of $0.5 million.

Financing activities

For the fiscal year ended June 30, 2026, net cash provided by financing activities amounted to $9.3 million. The net cash was primarily attributable to proceeds of $12.8 million from the private placement transactions closed in October 2025 and December 2025 and the registered direct offering closed in May 2026 during the fiscal year, offset by $3.0 million of issuance-related costs and a net reduction in bank borrowings of $0.4 million.

Net cash provided by financing activities was $8.90 million for the years ended June 30, 2025, mainly attributable to the net proceeds of $8.11 million from the firm commitment offering closed on September 20, 2024, and proceeds from bank loans of $0.79 million.

Capital expenditures

We made capital expenditures of $nil, $2.08 million, and $55,367 for the fiscal year ended June 30, 2026, 2025, and 2024 respectively. Our capital expenditures were primarily purchases of intangible assets, namely digital assets for operation purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD)
Borrowings	$1,612,121	$1,612,121	$—	$—
Lease obligations	$101,999	$62,074	$39,925	$—
Total	$1,714,120	$1,674,195	$39,925	$—

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any off-balance sheet derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or R&D services with us.

C. R&D, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2025 to June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical accounting estimates are those that involve making assumptions about uncertain matters at the time the estimate is made. If different estimates, which could reasonably have been used, or changes in those estimates that are likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations, they are considered critical. We believe the following critical accounting estimates affect our consolidated financial statements and require management's most difficult, subjective and complex judgments.

Allowance for Credit Losses

We are required under ASC 326, Financial Instruments-Credit Losses, to measure expected credit losses on our financial assets, including accounts receivable, advances to suppliers, and amounts due from third-party loans. During the fiscal year ended June 30, 2026, we recognized an allowance for credit losses of $6.07 million, primarily against account receivables, prepaid online advertising expenses for overseas marketing and amounts due from third-party loans.

The determination of the allowance requires significant management judgment and the use of estimates, including assumptions about future economic conditions, customer default rates, loss given default, and the expected timing and amount of recoveries. These assumptions are inherently uncertain because they require us to consider historical experience, current market conditions, and forward-looking information. Changes in these assumptions could have a material impact on the amount of the allowance recorded and our results of operations. For example, if actual default rates or losses on our third-party loan receivables differ significantly from our estimates, additional provisions may be required, which could materially adversely affect our results of operations.

Impairment of Intangible Assets

Our intangible assets consisted primarily of digital assets including 3D-modeling models for various business scenarios, which were carried at cost less accumulated amortization and impairment losses. During the fiscal year ended June 30, 2026, we recognized a full impairment loss of $1.5 million for these intangible assets, reducing the carrying value of the related intangible asset group to zero as of June 30, 2026. This impairment resulted primarily from changes in our operating strategy and adverse changes in market outlook indicating that the carrying amount of the asset group was no longer recoverable.

Performing impairment assessments requires significant management judgment and estimates, including the projection of future cash flows expected to be generated by the assets, selection of appropriate discount rates, and evaluation of market-related assumptions. These assumptions are inherently uncertain and were based on management’s best-estimate forecasts of business and market conditions as of the impairment-testing date. The carrying amount of this specific asset group is zero at period-end; accordingly, no further impairment charges can be recorded for these existing assets. We do not have current plans to acquire or develop similar digital-based intangible assets in future periods. Notwithstanding the foregoing, the significant subjective judgments applied in determining the impairment loss during the fiscal year represent a critical accounting estimate because the resulting impairment charge had a material impact on our consolidated results of operations for the year ended June 30, 2026.

Investment in Convertible Bond

During the fiscal year ended June 30, 2026, we invested $4.50 million in an unsecured convertible promissory note issued by an unrelated third-party company. As of June 30, 2026, the carrying value of this investment in convertible bond was $4.65 million. This instrument is accounted for as a financing receivable at amortized cost under ASC 310-10. We continuously monitor the investee’s financial condition, operating performance and credit risk profile.

Measuring expected credit losses on this convertible-bond investment under ASC 326 requires significant management judgment. Key judgments include evaluating the investee’s financial outlook, operational performance, and probability of contractual principal-and-interest repayment over the contractual life of the instrument. These assessments rely on forward-looking information and are inherently uncertain. If the investee’s credit profile materially deteriorates, we may record additional expected-credit-loss allowances, which could materially affect our consolidated results of operations.

Valuation Allowance on Deferred Tax Assets

We account for income taxes under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As of June 30, 2026, we recorded a valuation allowance of $143,771 against our gross deferred tax assets of the same amount, primarily related to allowances for doubtful accounts and net operating loss carryforwards in our PRC non-operating entities.

The assessment of whether deferred tax assets are realizable requires significant management judgment and estimates, including projections of future taxable income, the timing of the reversal of temporary differences, and available tax planning strategies. We have determined that it is more likely than not that we will not realize the benefits of these deferred tax assets. If our projections of future taxable income improve in future periods, we may be required to release a portion of the valuation allowance, which would reduce our income tax expense and increase our net income. Conversely, if our projections of future taxable income deteriorate, we may be required to increase the valuation allowance, which would increase our income tax expense.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Zhen Fan	47	CEO, Director, and Chairman of the Board of Directors
Lei Xu	38	Chief Operating Officer and Director
Dongxue Li	38	Chief Financial Officer
Jia Liu	42	Independent Director
Changmao Su	43	Independent Director
Chuanjie Hu	40	Independent Director

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

Mr. Chuanjie Hu has served as our independent director since March 2026. Mr. Hu has extensive experience in business management and corporate operations. Since November 2018, Mr. Hu has served as the General Manager of Beijing Chuanna Impression Culture Co., Ltd., a China-based company engaged in cultural and business development activities, where he is responsible for overseeing the company’s business development strategies and overall operational management. From September 2009 to August 2018, Mr. Hu served as Business Group Manager at Tingyi (Cayman Islands) Holding Corp., a multinational food and beverage company, where he was responsible for business development initiatives and strategic planning of the company’s business operations. Mr. Hu received a bachelor’s degree in International Economics and Trade from Huaiyin Institute of Technology in 2009.

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

B. Compensation

For the year ended June 30, 2026, 2025 and 2024, we paid approximately $845,219, $469,016 and $14,834 in labor fees to our executive officers and directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our operating entity is required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three independent directors, Jia Liu, Changmao Su, and Chuanjie Hu satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Audit Committee. Our audit committee consists of our three independent directors Jia Liu, Changmao Su, and Chuanjie Hu. Jia Liu is the chairperson of our audit committee. We determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Jia Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors, Jia Liu, Changmao Su, and Chuanjie Hu. Changmao Su is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Jia Liu, Changmao Su, and Chuanjie Hu. Chuanjie Hu is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 621,739 Class A Ordinary Shares and 15,895 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers:(1)
Zhen Fan(1)	-	15,895	15,895	2.49%	43.41%
Lei Xu	84	-	84	* %	* %
Dongxue Li	-	-	-	-	-
Jia Liu	-	-	-	-	-
Changmao Su	-	-	-	-	-
Jianbing Zhang	-	-	-	-	-

All directors and executive officers as a group:	84	15,895	15,979	2.51%	43.41%

5% Shareholders:
Zhen Fan	-	15,895	15,895	2.49%	43.41%

Notes:

*	Less than 1%.

**	The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China.

As of the date of this annual report, there are two record holders in the U.S.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Related party transactions

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company
Lei Xu	A shareholder of the Company

June 30, 2026
Amounts due to a related party
Lei Xu	$59
Zhen Fan	6,187
Amounts due to a related party, net	$6,246

In the 2026 fiscal year, the bonuses awarded by the company to Fan Zhen and Xu Lei were $300,000 and $500,000, respectively.

On May 18, 2026, the Company entered into a securities purchase agreement with Mr. Zhen Fan, the Company's Chief Executive Officer and the chairman of the board of directors, pursuant to which the Company agreed to issue and sell to Mr. Fan, and Mr. Fan agreed to purchase from the Company, 15,625 Class B Ordinary Shares, at a purchase price of $46.08 per share, for an aggregate purchase price of $720,000. The purchase price per share represented approximately 101.12% of the closing price of the Company's Class A Ordinary Shares as reported on Nasdaq.com on May 18, 2026. The shares were offered and sold in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended, including Section 4(a)(2) and/or Regulation S thereunder. These figures reflect adjustment for both the 1-for-128 reverse share split effective May 21, 2026 and the 1-for-20 reverse share split effective August 14, 2026, as this offering closed on May 12, 2026, prior to both consolidations.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since January 26, 2024 under the symbol “HAO.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since January 26, 2024 under the symbol “HAO.”

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

Tenth M&A

The tenth amended and restated memorandum and articles of association of the Company (“Tenth M&A”) as adopted by a special resolution of our shareholders on June 2, 2026 became effective on August 14, 2026, to reflect the authorized share capital of US$11,000,000 divided into 5,000,000,000,000 Class A Ordinary Shares of US$0.000002 par value each and (ii) 500,000,000,000 Class B Ordinary Shares of US$0.000002 par value each, as a result of the share consolidation being effected on August 14, 2026. The Tenth M&A is filed as Exhibit 1.1 of this annual report.

Amendments to the Share Capital and Voting Rights of Class B Ordinary Shares in 2025 and 2026

Amendment to Voting Rights of Class B Ordinary Shares and Increase of Authorized Share Capital on December 8, 2025

On December 8, 2025, our shareholders approved at the duly convened extraordinary general meeting (“2025 EGM”) the increase of the voting rights attached to each Class B ordinary share from ten (10) votes to thirty (30) votes on any and all matters on a poll at any general meeting of the Company, and the increase of our authorized share capital to US$3,250,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of par value of US$0.0025 each, and (ii) 100,000,000 Class B Ordinary Shares of par value of US$0.0025 each.

1-for-128 Reverse Split, Amendment to Voting Rights of Class B Ordinary Shares, and Increase of Authorized Share Capital on May 21, 2026

On May 21, 2026, as approved at the 2025 EGM, we effected a certain share consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of one for one-hundred-twenty-eight-for-one (1:128) and an increase of our authorized share capital, immediately following which, our authorized share capital became US$384,250,000 divided into: (i) 1,200,000,000 Class A Ordinary Shares of par value of US$0.32 each, and (ii) 781,250 Class B Ordinary Shares of par value of US$0.32 each.

Increase of Authorized Share Capital on June 2, 2026

On June 2, 2026, as approved at the duly convened extraordinary general meeting on that date, we further increased our authorized share capital to US$35,200,000,000,000 divided into (i) 100,000,000,000,000 Class A Ordinary Shares of par value US$0.32 each; and (ii) 10,000,000,000,000 Class B Ordinary Shares of par value US$0.32 each.

Reduction of Share Capital on July 6, 2026

On July 6, 2026, our shareholders passed a special resolution at a duly convened extraordinary general meeting to approve the reduction of share capital to US$11,000,000 divided into 100,000,000,000,000 Class A Ordinary Shares of par value US$0.0000001 each and 10,000,000,000,000 Class B Ordinary Shares of par value US$0.0000001, which was duly registered by the Registrar of Companies of the Cayman Islands on July 22, 2026.

1-for-20 Reverse Split August 14, 2026

On August 14, 2026, as approved at the duly convened extraordinary general meeting on June 2, 2026, we effected a certain share consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of one-for-twenty (1:20), immediately following which, our authorized share capital became US$11,000,000 divided into 5,000,000,000,000 Class A Ordinary Shares of US$0.000002 par value each and (ii) 500,000,000,000 Class B Ordinary Shares of US$0.000002 par value each.

Registered Office

Our registered office in the Cayman Islands is located at the offices of Asia Leading Corporate Services (Cayman) Limited, whose physical address is Asia Leading Chambers, Zephyr House, 122 Mary Street, Grand Cayman KY1-9014, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

As of the date of this annual report, we are authorized to issue 5,000,000,000,000 Class A Ordinary Shares, par value $0.000002 per share, and 500,000,000,000 Class B Ordinary Shares, par value $0.000002 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 30 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. All our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 30 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

No business shall be transacted at any general meeting unless a quorum is present in person or by proxy. For so long as the Shares are listed on Nasdaq, one or more shareholders holding the outstanding votes represented by the outstanding Class A Ordinary Shares and the Class B Ordinary Shares entitled to vote on the resolutions of the shareholders to be considered at such general meeting.

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

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may at any time within two months after the approval by the said holders, give notice in the prescribed manner to any dissenting shareholders that it requires the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

The numbers of Class A Ordinary Shares, the numbers of Class A Ordinary Shares underlying the pre-funded warrants, and the applicable per-share and per-warrant purchase and exercise prices disclosed below have been retroactively adjusted, as applicable, to reflect the Company’s 1-for-128 reverse share split effective May 21, 2026, and 1-for-20 reverse share split effective August 14, 2026.

Securities Purchase Agreement with Non-U.S. Persons (October 2025)

On October 13, 2025, the Company entered into a securities purchase agreement with certain non-U.S. persons, as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 2,038 Class A Ordinary Shares, at a purchase price of $588.80 per share.

The closing of the offering occurred on October 22, 2025, when all of the closing conditions of the securities purchase agreement had been satisfied. The Company issued the shares in exchange for gross proceeds of $1.2 million, before the deduction of customary expenses.

A copy of the securities purchase agreement was filed as exhibit 99.1 to the Current Report on Form 6-K furnished to the SEC on October 17, 2025, and is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

Securities Purchase Agreement with Non-U.S. Persons (November 2025)

On November 26, 2025, the Company entered into a securities purchase agreement with several non-U.S. persons, as defined in Regulation S under the Securities Act of 1933, as amended, for a private placement of (i) 2,441 Class A Ordinary Shares, and (ii) 4,883 warrants, each exercisable for one Class A Ordinary Share at an initial exercise price of $2,048 per share, provided that in no event would the exercise price be lower than $512 per share.

The closing of the offering occurred on December 3, 2025, when all of the closing conditions of the securities purchase agreement had been satisfied. The Company issued the shares and warrants in exchange for gross proceeds of $5 million, before the deduction of customary expenses.

As of December 26, 2025, the investors had fully exercised the pre-funded warrants issued in this offering.

The form of warrant and form of securities purchase agreement were filed as exhibits 4.1 and 10.1 to the Current Report on Form 6-K furnished to the SEC on November 26, 2025, and is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the warrant and the securities purchase agreement, does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

At-The-Market Offering Sales Agreement with Aegis Capital Corp (January 2026)

On January 23, 2026, the Company entered into a sales agreement with Aegis Capital Corp, as sales agent, pursuant to which the Company could offer and sell, from time to time, through or to Aegis Capital Corp, Class A Ordinary Shares, par value $0.0025 per share, having an aggregate offering price of up to $80,000,000. The Company agreed to pay the sales agent a commission of two-and-a-half percent (2.5%) of the aggregate gross proceeds from each sale of shares made under the sales agreement and agreed to reimburse the sales agent for certain specified expenses of up to $75,000 in the aggregate annually. The offering was conducted pursuant to the Company’s registration statement on Form F-3 (File No. 333-287686), as supplemented by a prospectus supplement dated January 23, 2026.

On February 7, 2026, the Company and Aegis Capital Corp entered into a mutual termination agreement, pursuant to which the sales agreement and all related agreements contemplated thereunder were terminated and had no further force and effect, effective as of that date. The Company did not sell any Class A Ordinary Shares under the sales agreement prior to its termination. Accordingly, no adjustment for the 1-for-128 reverse share split effective May 21, 2026 or the 1-for-20 reverse share split effective August 14, 2026 is applicable to this offering.

A copy of the sales agreement was filed as exhibit 10.1 to the Current Report on Form 6-K furnished to the SEC reporting the establishment of the at-the-market offering program furnished to the SEC on January 23, 2026, and the termination agreement was disclosed in the Current Report on Form 6-K furnished to the SEC on February 10, 2026, in each case incorporated herein by reference.

The foregoing is only a brief description of the material terms of the sales agreement with Aegis Capital Corp, does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

Registered Direct Offering of $6.5 Million (May 2026)

On May 11, 2026, the Company entered into a securities purchase agreement with certain investors for the purchase and sale of an aggregate of 3,516 Class A Ordinary Shares, at an offering price of $640 per share, and 6,641 pre-funded warrants to purchase up to 68,764 Class A Ordinary Shares, for gross proceeds of $6,455,799.51, before deducting placement agent fees and other estimated offering expenses. The purchase price for each pre-funded warrant was equal to the public offering price for the Class A Ordinary Shares, less the $6.66 per share exercise price of each such pre-funded warrant, which was $633.34. The pre-funded warrants were immediately exercisable upon issuance.

In connection with the offering, the Company entered into a placement agency agreement with Univest Securities, LLC, as placement agent, pursuant to which the placement agent was entitled to a cash fee equal to 7% of the gross proceeds, a non-accountable expense reimbursement equal to 0.5% of the gross proceeds, and reimbursement of legal fees and other out-of-pocket expenses of up to $80,000.

The offering closed on May 12, 2026. As of that date, the Company had issued an aggregate of 72,280 Class A Ordinary Shares, consisting of 3,516 Class A Ordinary Shares issued pursuant to the securities purchase agreement and 68,764 Class A Ordinary Shares issued upon exercise of 6,641 pre-funded warrants. The securities were offered pursuant to the Company's registration statement on Form F-3 (File No. 333-287686), as supplemented by a prospectus supplement dated May 11, 2026.

As of May 20, 2026, the investors had fully exercised the pre-funded warrants issued in this offering.

The form of pre-funded warrant, form of the securities purchase agreement and the placement agency agreement were filed as exhibit 4.1, 10.1 and 10.2 respectively to the Current Report on Form 6-K furnished to the SEC on May 13, 2026, and are incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, pre-funded warrants, and placement agent agreement does not purport to be complete, and is qualified in its entirety by reference to such exhibits.

Registered Direct Offering of $4.0 Million (July 2026)

On July 10, 2026, the Company entered into a securities purchase agreement with certain investors for the purchase and sale of an aggregate of 15,000 Class A Ordinary Shares, at an offering price of $8 per share, and 485,000 pre-funded warrants to purchase up to 485,000 Class A Ordinary Shares, for gross proceeds of $4,000,000, assuming all pre-funded warrants were exercised, before deducting placement agent fees and other estimated offering expenses. The purchase price for each pre-funded warrant was equal to the public offering price for the Class A Ordinary Shares, less the $6.60 per share exercise price of each such pre-funded warrant, which was $1.40. The pre-funded warrants were immediately exercisable upon issuance.

In connection with the offering, the Company entered into a placement agency agreement with Univest Securities, LLC, as placement agent, pursuant to which the placement agent was entitled to a cash fee equal to 7% of the gross proceeds, a non-accountable expense reimbursement equal to 0.5% of the gross proceeds, and reimbursement of legal fees and other out-of-pocket expenses of up to $60,000.

On July 13, 2026, the Company issued an aggregate of 255,000 Class A Ordinary Shares, consisting of 15,000 Class A Ordinary Shares issued pursuant to the securities purchase agreement and 240,000 Class A Ordinary Shares issued upon exercise of 240,000 pre-funded warrants.

As of August 3, 2026, the investors had fully exercised the pre-funded warrants issued in this offering.

The form of pre-funded warrants, form of securities purchase agreement, placement agency agreement, and the form of lock-up agreement were filed as exhibits 4.1, 10.1, 10.2, and 10.3 respectively to the Current Report on Form 6-K furnished to the SEC on July 13, 2026, and are incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement and the pre-funded warrants, does not purport to be complete, and is qualified in its entirety by reference to such exhibits.

Securities Purchase Agreement with Zhen Fan (May 2026)

On May 18, 2026, the Company entered into a securities purchase agreement with Mr. Zhen Fan, the Company's Chief Executive Officer and the chairman of the board of directors, pursuant to which the Company agreed to issue and sell to Mr. Fan, and Mr. Fan agreed to purchase from the Company, 15,625 Class B Ordinary Shares, at a purchase price of $46.08 per share, for an aggregate purchase price of $720,000. The purchase price per share represented approximately 101.12% of the closing price of the Company's Class A Ordinary Shares as reported on Nasdaq.com on May 18, 2026.

The shares were offered and sold in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended, including Section 4(a)(2) and/or Regulation S thereunder.

The transaction contemplated by the securities purchase agreement constitutes a related-party transaction. On May 18, 2026, the audit committee of the board of directors reviewed the securities purchase agreement and the proposed issuance and sale of the shares to Mr. Fan, and approved the securities purchase agreement and the transaction contemplated therein. The transaction closed on or about May 19, 2026. Immediately following the closing, Mr. Fan beneficially owned 15,895 Class B Ordinary Shares, representing approximately 83.83% of the aggregate voting power of the Company's outstanding Ordinary Shares.

The form of the securities purchase agreement was filed as exhibit 10.1 to the Current Report on Form 6-K furnished to the SEC on May 19, 2026, and is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

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

The SAT and the MOF issued the Notice of MOF and SAT on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009,. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders. Following the enactment of the Holding Foreign Insiders Accountable Act and related SEC rule amendments effective March 18, 2026, our executive officers and directors are required to file beneficial ownership reports under Section 16(a) of the Exchange Act, but, together with our principal shareholders, remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short sale prohibitions of Section 16(c). Our principal shareholders (beneficial owners of more than 10% of our equity securities) remain exempt from the reporting requirements of Section 16(a).

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

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, advances to suppliers, amounts due from related parties and investment in convertible notes. As of June 30, 2026, all of the cash and cash equivalents were held by major financial institutions located in mainland China and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, credit is extended based on an evaluation of each customer’s financial condition, generally without collateral or other security. The recoverability of each receivable is assessed at each reporting date to maintain adequate allowances for expected credit losses. Advances to suppliers and third-party loans expose the Company to credit risk. Outstanding balances are monitored on an ongoing basis to manage collection risk. Allowances for expected credit losses on these assets are recognized considering counterparty credit quality, historical loss experience, current conditions and forward-looking information. For amounts due from related parties, we provide advances to the officers for daily operations. The credit risk is mitigated by ongoing monitoring of outstanding balances and timely collection when there is no immediate need for such advances. For the investment in convertible notes, the instrument is accounted for as a financing receivable at amortized cost. Contractual principal and interest payments represent the primary source of recovery, whereas conversion-to-equity rights constitute only a secondary contractual feature to be considered under limited circumstances and are not dependent on the investee’s operating performance. Periodic monitoring is performed over the issuer’s adherence to contractual payment obligations, and scheduled debt-payment collection serves as our primary risk-mitigation focus. The full carrying value represents exposure to credit loss. Indications of payment-related distress or the issuer’s contractual payment default would trigger an evaluation for additional expected-credit-loss allowances.

Inflation Risk

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year change in the consumer price index for June 2026 was an increase of 1.0%. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 8, 2025, the Company’s shareholders adopted the Sixth Amended and Restated Memorandum and Articles of Association (the “Sixth Amended M&A”), which became effective on December 8, 2025. The Sixth Amended M&A made the following material modifications to the rights of the Company’s security holders:

Change in Voting Rights

Prior to the adoption of the Sixth Amended M&A, each Class A ordinary share was entitled to one (1) vote, and each Class B Ordinary Share was entitled to ten (10) votes, on any and all matters subject to a vote by way of poll at a general meeting of the Company. The Class A Ordinary Shares and Class B Ordinary Shares voted together as a single class on all matters submitted to a vote of the shareholders, except as otherwise required by applicable law or the Company’s memorandum and articles of association.

The Sixth Amended M&A increased the number of votes attached to each Class B Ordinary Share from ten (10) votes to thirty (30) votes on any and all matters subject to a vote by way of poll at a general meeting of the Company. Each Class A Ordinary Share continues to be entitled to one (1) vote. The Class A Ordinary Shares and Class B Ordinary Shares continue to vote together as a single class, except as otherwise required by applicable law or the Sixth Amended M&A.

The Company’s Tenth M&A continues to provide that each Class B Ordinary Share is entitled to thirty (30) votes on any and all matters subject to a vote by way of poll at a general meeting of the Company. For a more detailed description of the change in voting power and its effect on the relative voting power of the holders of the Class A Ordinary Shares and Class B Ordinary Shares, see “Proposal No. 1—Change of Voting Power” in the Company’s notice of extraordinary general meeting and proxy statement dated November 12, 2025, furnished as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on November 2025, which is incorporated herein by reference.

E. Use of Proceeds

The following “Use of Proceeds” information relates to our IPO, which was closed on January 30, 2024, made pursuant to the registration statement on Form F-1 (File Number 333- 274214), as amended, which was declared effective by the SEC on January 25, 2024.

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

The net proceeds raised from the IPO were approximately $8,739,224, , after deducting underwriting discounts, offering expenses payable by us, and other offering related expenses. As of the date of this annual report, we mainly used approximately $4.5 million to invest in an emerging healthcare company, and $2.3 million for working capital and general corporate needs. We currently reserve our cash balances at a relatively high level against possible risks during the economic downtime. We intend to use the proceeds from our IPO on working capital and general corporate purposes as our business grows, acquiring or investing in technologies, solutions, or businesses that could raise the advertiser customer return rate of the operating entity and improve its data analysis capability when appropriate, hiring experienced employees to improve our systems of internal control and compliance with U.S. GAAP and the Sarbanes-Oxley Act of 2002, and any other purposes as determined by our management from time to time.

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

Based upon this evaluation, our management has concluded that, as of June 30, 2026, we identified material weaknesses in our ICFR, which related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our CFS and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As defined in the standards established by the Public Company Accounting Oversight Board of the U.S., a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of June 30, 2026, the Company’s internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

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

Changes in ICFR

We are currently in the process of remediating the material weaknesses described above. In the fiscal year ending June 30, 2027, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by HCL PLLC, our independent registered public accounting firm for the periods indicated.

	For the years ended June 30,
	2026	2025
	(in USD)
Audit fees (1)	$140,000	$190,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
Total	$140,000	$190,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	Audit related fees include the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(3)	Tax fees represent the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 2, 2026, the audit committee of the board of directors of the Company resolved to dismiss the engagement of Wei, Wei & Co., LLP (the “Former Auditor”) as the Company's independent registered public accounting firm, effective April 3, 2026, and to appoint HCL, PLLC (the “New Auditor”) to serve as its independent registered public accounting firm, effective April 3, 2026.

The Former Auditor's audit reports on the Company's consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years ended June 30, 2025 and 2024, and through the subsequent interim period preceding the Former Auditor's dismissal, there were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the Former Auditor's satisfaction, would have caused the Former Auditor to make reference to the subject matter thereof in its reports for such fiscal years and interim period. During the same period, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided the Former Auditor with a copy of this disclosure prior to its filing with the Commission and has requested the Former Auditor to furnish a letter addressed to the Commission stating whether it agrees with the above statements. The Former Auditor's letter, dated April 6, 2026, confirming that it agrees with all statements pertaining to it and has no basis to agree or disagree with any other statements herein, is attached as Exhibit 16.1 to this annual report and is incorporated herein by reference.

During the two most recent fiscal years ended June 30, 2025 and 2024, and any subsequent interim periods prior to the engagement of the New Auditor, neither the Company, nor someone on behalf of the Company, has consulted the New Auditor regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; (ii) the type of audit opinion that might be rendered on the Company's financial statements by the New Auditor in either case where written or oral advice provided by the New Auditor would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (iii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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

We are allowed to follow Cayman Islands corporate governance practices in lieu of the following Nasdaq corporate governance standards:

●	Majority Independent Board – Rule 5605(b)(1). The majority of the Board of the Company may not be independent directors as defined in Rule 5605(a)(2).

●	Audit Committee Composition – Rule 5605(c)(2)(A). The Audit Committee may not have three members, or one of the three members of the Audit Committee may not satisfy the independence requirement as defined under Rule 5605(a)(2). However, the Company will always have an audit committee that satisfies Rule 5605(c)(3) and ensure that such audit committee members meet the independence requirement in Rule 5605(c)(2) (A)(ii).

●	Audit Committee Charter – Rule 5605(c)(1). The Company may revise the Audit Committee Charter in the future, which may not be in compliance with rule 5605(c)(1).

●	Compensation Committee Charter - Rule 5605(d)(1). The Company may revise the Compensation Committee Charter in the future, which may not be in compliance with rule 5605(d)(1).

●	Compensation Committee Composition – Rule 5605(d)(2). The Compensation Committee may not have three members, or one of the three members of the Audit Committee may not satisfy the independence requirement as defined under Rule 5605(a)(2).

●	Executive Sessions – Rule 5605(b)(2). The Company’s independent directors may not have regularly scheduled meetings at which only independent directors are present.

●	Independent Director Oversight of Director Nominations – Rule 5605(e)(1). The directors of the Company may not be selected, or recommended for the board of directors’ selection by either (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors.

●	Nominations Committee Charter or Board Resolution – Rule 5605(e)(2). The Company may not adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

●	Shareholder Approval – Nasdaq Rule 5635. The Company will not seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of our total outstanding Class A Ordinary Shares (or securities exercisable for our Class A Ordinary Shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A). The Company will not seek shareholders’ approval for the establishment of or material amendments to equity compensation plans.

●	Voting Rights – Rule 5640. The Company is allowed to create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities.

●	Quorum – Rule 5620(c). The Company can establish quorum for an adjourned general meeting of shareholders with less than 33 1/3% of the outstanding shares of the company’s common voting stock.

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Sixth Amended and Restated Memorandum and Articles of Association of Registrant
1.2*	Seventh Amended and Restated Memorandum and Articles of Association of Registrant
1.3*	Eighth Amended and Restated Memorandum and Articles of Association of Registrant
1.4*	Ninth Amended and Restated Memorandum and Articles of Association of Registrant
1.5*	Tenth Amended and Restated Memorandum and Articles of Association of Registrant, currently in effect
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-274214), as amended, initially filed with the SEC on August 25, 2023)
2.2*	Description of Securities
4.1*	English Translation of Agent Data Promotion Business Cooperation Agreement dated November 25, 2025 by and between the operating entity and Henan Ocean Engine Information Technology Co., Ltd.
4.2*	English Translation of Lease Contract effective on July 1, 2026 by and between the operating entity, and Jietong Zhihui Technology Co. Ltd
4.3*	English Translation of Lease Contract Renewal dated August 8, 2026 by and between the operating entity and Xiaohui Mu
4.4	Form of Lock up Agreement dated July 10, 2026, by and between the Company and the Investors (incorporated by reference to Exhibit 10.3 of our current report on Form 6-K filed with the SEC on July 13, 2026)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC August 25, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-274214) initially filed with the SEC August 25, 2023)
11.2	Insider Trading Policy adopted on October 27, 2024 (incorporated by reference to Exhibit 11.2 of our annual report for fiscal year ended June 30, 2024 on Form 20-F filed on October 29, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Sino Pro Law Firm
15.2*	Consent of Wei, Wei & Co., LLP
15.3*	Consent of HCL, PLLC
16.1	Letter from Wei, Wei & Co., LLP to the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our current report on Form 6-K filed with the SEC on April 6, 2026)
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report for fiscal year ended June 30, 2024 on Form 20-F filed on October 29, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2026, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Haoxi Health Technology Limited

	By:	/s/ Zhen Fan
Zhen Fan
Chief Executive Officer, Director, and Chairman of the Board of Directors (Principal Executive Officer)

Date: September 30, 2026

HAOXI HEALTH TECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Haoxi Health Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Haoxi Health Technology Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2026, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended June 30, 2026, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HCL, PLLC

We have served as the Company’s auditor since 2026.

Chicago, IL
September 30, 2026

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$10,933,108	$8,618,461
Accounts receivables, net	5,944	460,272
Advances to suppliers, net	5,745,489	5,699,738
Prepayments, receivables and other assets, net	129,286	4,826,089
Total current assets	16,813,827	19,604,560

Non-current assets
Investment in convertible bond	4,652,250	—
Property and equipment, net	104,169	108,899
Intangible assets	—	1,802,667
Operating right-of-use asset	—	79,188
Total non-current assets	4,756,419	1,990,754
Total Assets	$21,570,246	$21,595,314

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,321,411	$1,307,937
Accounts payables	160,084	153,865
Advance from customers	667,566	537,646
Amount due to related parties	6,246	62,120
Taxes payable	1,237,446	1,307,270
Accrued expenses and other liabilities	1,027	—
Salary and welfare payable	24,665	32,268
Warrant liability	1,414	104,433
Operating right-of-use liabilities-current	—	79,188
Long-term borrowing-current	290,710	300,338
Long-term accounts payable-current	—	26,496
Total current liabilities	3,710,569	3,911,561

Non-current Liabilities

Long-term borrowing	—	307,323
Total non-current liabilities	—	307,323
Total Liabilities	3,710,569	4,218,884

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (95,232 and 862 shares issued and outstanding, as retrospectively adjusted, as of June 30,2026 and June 30, 2025)*	609,482	5,515
Class B Ordinary Shares (15,895 and 270 shares issued and outstanding as of June 30, 2026 and June 30, 2025)*	101,727	1,727
Additional paid-in capital	22,001,505	12,814,826
Statutory reserves	7,318	—
(Accumulated deficit) Retained earnings	(4,943,676)	4,599,887
Accumulated other comprehensive income (loss)	83,321	(45,525)
Total shareholders’ equity	17,859,677	17,376,430

Total liabilities and shareholders’ equity	$21,570,246	$21,595,314

*	Historical legal capital information as of June 30, 2026 and June 30, 2025: the par value per share was $0.32 and $0.0025, respectively. The authorized Class A shares were 100,000,000,000,000 and 300,000,000 shares, respectively. The issued and outstanding Class A shares before retrospective adjustment were 1,904,632 and 2,205,795 shares, respectively. The authorized Class B shares were 10,000,000,000,000 and 100,000,000 shares, respectively. The issued and outstanding Class B shares before retrospective adjustment were 317,897 and 690,800 shares, respectively.

Retrospectively restated for effect of reverse share split on January 14, 2025, May 21, 2026 and August 14, 2026, respectively for share-count and earnings-per-share data only. The historical legal capital information reflects the legal position at each respective balance sheet date before retrospective adjustment (see Notes 12 and 16).

On July 6, 2026, the Company approved a statutory share capital reduction, a non-adjusting subsequent event not reflected in the closing share capital balance (see Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended June 30,
	2026	2025	2024
Revenues	$54,828,834	$32,804,336	$48,519,836
Cost of revenues	54,199,744	31,876,586	45,769,459
Gross profit	629,090	927,750	2,750,377

Operating expenses:
General and administrative expenses	8,605,924	2,797,933	911,531
Selling and marketing expenses	78,852	50,176	41,613
Research and development expenses	104,357	79,544	79,985
Impairment loss on non-current assets	1,504,058	—	—
Total operating expenses	10,293,191	2,927,653	1,033,129

(Loss) income from operations	(9,664,101)	(1,999,903)	1,717,248

Other income (loss):
Interest expense	(52,446)	(45,956)	(41,186)
Interest income	216,809	363,312	76,096
Issuance costs allocated to warrant liability	—	(919,022)	—
Change in fair value of warrant liability	—	6,761,462	—
Other income (expense)	107	(12,469)	(16,909)
Total other income (loss), net	164,470	6,147,327	18,001

(Loss) income before income taxes	(9,499,631)	4,147,424	1,735,249

Income tax expense	(36,614)	(270,744)	(443,582)

Net (loss) income	$(9,536,245)	$3,876,680	$1,291,667

Comprehensive (loss) income
Net (loss) income	$(9,536,245)	$3,876,680	$1,291,667
Foreign currency translation gain (loss)	128,846	(1,133)	387
Total comprehensive (loss) income	$(9,407,399)	$3,875,547	$1,292,054

(Loss) earnings per ordinary share*
– Basic	$(386.40)	$4,251.81	$2,701.53
– Diluted	$(386.40)	$3,385.53	$2,701.53

Weighted average number of ordinary shares outstanding
– Basic	24,680	912	478
– Diluted	24,680	936	478

*	Retrospectively restated for effect of reverse share split on January 14, 2025, May 21, 2026 and August 14, 2026, respectively for share-count and earnings-per-share data only. The historical legal capital information reflects the legal position at each respective balance sheet date before retrospective adjustment (see Notes 12 and 16).
On July 6, 2026, the Company approved a statutory share capital reduction, a non-adjusting subsequent event not reflected in the closing share capital balance (see Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Years Ended June 30, 2024, 2025 and 2026

	Ordinary shares*		Additional paid-in	Statutory	(Accumulated Deficit) Retained	Accumulated other comprehensive	Total shareholders’ Equity
	Shares	Amount	capital	reserves	Earnings	(loss) income	(deficit)
		US$	US$	US$	US$	US$	US$
Balance as of June 30, 2023	461	$2,948	$2,176,796	—	(568,460)	$(44,779)	$1,566,505
Net income	—	—	—	—	1,291,667	—	1,291,667
Issuance of ordinary shares	43	276	8,413,120	—	—	—	8,413,396
Foreign currency translation adjustment	—	—	—	—	—	387	387
Balance as of June 30, 2024	504	$3,224	$10,589,916	—	$723,207	$(44,392)	$11,271,955
Net income	—	—	—	—	3,876,680	—	3,876,680
Issuance of ordinary shares	63	400	1,314,549	—	—	—	1,314,949
Exercise of warrants	560	3,584	3,690,259	—			3,693,843
Cost directly related to the issuing new shares	—	—	(2,838,500)	—	—	—	(2,838,500)
Share-based payment	5	34	58,602	—			58,636
Foreign currency translation adjustment	—	—	—	—	—	(1,133)	(1,133)
Balance as of June 30, 2025	1,132	$7,242	$12,814,826	—	$4,599,887	$(45,525)	$17,376,430
Net income	—	—	—	—	(9,536,245)	—	(9,536,245)
Accrue surplus reserve	—	—	—	7,318	(7,318)	—	—
Issuance of ordinary shares	23,622	151,181	12,118,660	—	—	—	12,269,841
Exercise of warrants	86,373	552,786	103,019	—	—	—	655,805
Cost directly related to the issuing new shares	—	—	(3,035,000)	—	—	—	(3,035,000)
Foreign currency translation adjustment	—	—			—	128,846	128,846
Balance as of June 30, 2026	111,127	$711,209	$22,001,505	$7,318	$(4,943,676)	$83,321	$17,859,677

*	Retrospectively restated for effect of reverse share split on January 14, 2025, May 21, 2026 and August 14, 2026, respectively for share-count and earnings-per-share data only. The historical legal capital information reflects the legal position at each respective balance sheet date before retrospective adjustment (see Notes 12 and 16).

On July 6, 2026, the Company approved a statutory share capital reduction, a non-adjusting subsequent event not reflected in the closing share capital balance (see Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities
Net (loss) income	$(9,536,245)	$3,876,680	$1,291,667
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	308,615	294,611	10,567
Amortization of right-of-use assets	80,943	77,144	—
Provision for doubtful accounts	6,045,255	19,496	—
Share-based payment	—	58,602	—
Change in fair value of warrant liability	—	(6,761,462)	—
Issuance costs allocated to warrant liability	—	919,054	—
Convertible bond investment-Interest	(152,250)	—	—
Impairment loss on non-current assets	1,504,058	—	—
Changes in operating assets and liabilities:
Accounts receivables	439,598	(253,988)	(217,900)
Advances to suppliers	(1,220,526)	(548,581)	(2,723,828)
Prepayments, receivables and other assets	171,723	(777)	(175,298)
Accounts payable	(1,591)	(496,835)	623,168
Advance from customers	99,658	(642,103)	(328,077)
Accrued expenses and other liabilities	(2,242)	(104,501)	60,069
Amount due to related parties, current	(55,874)	55,933	—
Taxes payable	(132,800)	267,330	708,658
Long-term accounts payable	(27,084)	(39,566)	—
Operating lease right-of-use assets	—	—	(90,377)
Operating lease liabilities	(80,943)	(77,144)	90,377
Salary and welfare payable	(8,752)	(1,975)	3,398
Net cash used in operating activities	(2,568,457)	(3,358,082)	(747,576)

Cash flows from investing activities
Purchase of property and equipment	—	—	(55,367)
Purchases of intangible assets	—	(2,080,000)	—
Purchases of investments in convertible bond	(4,500,000)	—	—
Repayments of third parties	—	1,000,000	—
Loans to related party	(1,000,000)	—	—
Repayment of related party	1,000,000	—	—
Loans to third parties	—	(2,500,000)	(3,073,684)
Net cash used in investing activities	(4,500,000)	(3,580,000)	(3,129,051)

Cash flows from financing activities
Proceeds from short-term borrowings	1,285,102	2,033,970	478,404
Repayment of short-term borrowings	(1,336,932)	(1,248,669)	(115,934)
Repayment of long-term borrowings	(338,408)	—	—
Repayment of due to a related party	—	—	(14,329)
Proceeds from the follow-on offering	12,752,470	10,955,666	—
Proceeds from IPO (a shareholder)	—	—	8,975,416
Cost directly related to the issuing new shares	(3,035,000)	(2,838,500)	—
Net cash provided by financing activities	9,327,232	8,902,467	9,323,557

Effect of foreign exchange rate on cash and restricted cash	55,872	(1,658)	5,601
Net increase in cash	2,314,647	1,962,727	5,452,531
Cash and cash equivalents at the beginning of the year	8,618,461	6,655,734	1,203,203
Cash and cash equivalents at the end of the year	$10,933,108	$8,618,461	$6,655,734

Supplemental disclosures of non-cash investing and financing transactions:
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$79,174	$—
Liability extinguished upon exercise of warrants	103,019	9,748,638	—
Initial issuance cost of warrants allocated to equity	—	125,312	—

Supplemental disclosures of cash flow information:
Income taxes paid	$3,912	$7,332	$27,570
Interest paid	33,974	43,307	37,265

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED JUNE 30, 2026 AND 2025 FINANCIAL STATEMENTS

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

(c) Comparatives

Certain items reported in the prior year's consolidated financial statements have been reclassified to conform with the current year's presentation.

(d) Use of estimates

In preparing the CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the CFS, as well as the reported amounts of revenue and expenses during the reporting periods. Items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position, realization of deferred tax assets and warrant liability. Actual results could differ from those estimates.

(e) Cash and cash equivalents

Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use in accounts maintained with commercial banks. The Company maintains bank accounts in mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs. Cash balances in bank accounts in mainland China within the People’s Republic of China of less than RMB 500,000 (equivalent to $73,412) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

(f) Accounts receivables, net

Accounts receivables are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses (“ASC 326”), we measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Advances to suppliers, net

Advances to suppliers represent balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers periodically and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

(h) Investment in convertible bond

On December 9, 2025, the Company acquired an unsecured convertible promissory note issued by Pinnacle Partners Inc. (the “Issuer”), a non-public company, with an original principal amount of $4,500,000. The Company remitted the full purchase price on December 9, 2025. The note bears simple interest at 6% per annum computed on a 360-day-year basis and matures twenty-four months following the Purchase Price Date. The borrower has no right to prepay the note prior to maturity.

Management performs a scope assessment to evaluate whether this bilateral, custom-negotiated promissory note meets the definition of a “security” under ASC 320-10-20. This privately-negotiated note has no active secondary market, not represented by a bearer or registered-form instrument, nor registered in the issuer-maintained transfer books, and is subject to transfer restrictions. It is not part of a class or series of obligations. Based on these contractual characteristics, the Note does not satisfy all required characteristics of a security and therefore falls outside the scope of ASC 320.

The Company’s primary objective for this financing receivable is to collect contractual principal and accrued interest, both payable in a single payment at contractual maturity, and to monitor the Issuer’s credit risk. Management does not rely on potential fair-value appreciation or conversion proceeds as part of its investment strategy for this instrument.

This instrument is accounted for as a financing receivable at amortized cost under ASC 310-10. The Company evaluated the embedded conversion option and other contractual features of this hybrid instrument pursuant to ASC 815-15-25-1 and concluded that none require bifurcation as separate derivative assets.

As of June 30, 2026, the amortized-cost carrying value of this investment in convertible bond was $4,652,250, consisting of principal of $4,500,000 and accrued interest receivable of $152,250. No allowance for credit losses was recognized as of June 30, 2026. The Company will reassess this conclusion should adverse facts and circumstances relating to the Issuer’s credit profile arise in future periods.

(i) Property and equipment, net

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Electronic equipment	3 years
Vehicles	10 years

(j) Intangible assets, net

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

(k) Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “impairment loss on non-current assets” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated.

As of June 30, 2026, the Company performed qualitative impairment screening followed by quantitative recoverability testing for intangible assets. The recoverability test, which uses undiscounted projected future cash flows, indicated that the carrying amount of these assets exceeded their undiscounted future cash flows. Accordingly, the Company measured fair value of the impaired digital assets under ASC 820 using the income-approach. This fair-value measurement is classified within Level 3 of the fair-value hierarchy. Significant unobservable inputs incorporated into the valuation model for fair-value measurement include discounted projected future cash flows, market-participant assumptions, and the estimated remaining useful life assigned to each respective asset group. Based on management’s assessment, the fair value of this intangible asset was zero, and the Company recognized an impairment loss of $1.50 million in the current reporting period.

For the year ended June 30, 2026, the Company performed qualitative and then quantitative impairment assessments on intangible assets, concluding that these digital assets were impaired by $1.50 million.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Fair value of financial instruments

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

Unless otherwise disclosed, the Company’s financial instruments including cash, restricted cash, Accounts receivables, advances to suppliers and other current assets, short-term bank loans, accounts payable, advance from customers, amount due to related parties and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 12.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Advanced from customers

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as an advance from customers when the payment is made. Based on the industry characteristics, customers usually need to pay a certain amount of advance payment before placing advertisements on the media. The average settlement cycle of the Company’s advances from customers is around 90 days, and there is no issue of long-term outstanding accounts. As of June 30, 2026 and June 30, 2025, the balances of advances received were $667,566 and $537,646 respectively, both representing obligations under signed contracts that have not been fulfilled yet.

(n) Leases

The Company follows Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right of use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(o) Revenue recognition

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

CPM, which stands for Cost Per Mille, is a mobile advertising pricing model. In this model, when internet users view an advertisement one thousand times, the advertiser needs to pay the huge platform or the Company, and the fee is calculated as the CPM unit price * the number of completed thousand-impression units.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The core principle underlying revenue recognition in ASC 606 is that the Company recognizes revenue for the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s advertising service contracts have one single performance obligation, being the promise to display customers’ advertisement on the media platform. The services, such as content production, data analysis and advertising campaign optimizations, are performed as inputs to produce or deliver the output specified by the customer, and are interrelated, thus each of services cannot be separately performed to fulfil the promise and is, therefore, not distinct. Under ASC 606, the relevant revenue recognition methods are as follows: The Company provides ad delivery services to customers on the Online Platform under the CPM model. The transfer of service control is determined by "every one thousand valid ad impressions completed". When the ad completes one thousand impressions, the revenue will be recognized simultaneously.

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

In addition, for arrangements in which the Company acts as an agent, revenue is recognized on a net basis, representing the fee or commission to which the Company expects to be entitled, and amounts collected on behalf of the customer are excluded from revenue. Revenue under such arrangements is recognized at the point in time when the related service is completed and control is transferred.

(p) Cost of revenue

The Company’s cost of revenue is costs for providing marketing solution services on an incurred basis, and consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for staff providing marketing solution services including content production, data analysis and advertising campaign optimizations.

(q) Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

(r) Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees are entitled to various government statutory employee benefit plans, including: medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were $75,348, $99,413 and $94,963 for the years ended June 30, 2026 ,2025 and 2024, respectively.

(s) Income taxes

The Company’s subsidiaries in mainland China and Hong Kong are subject to the income tax laws of mainland China and Hong Kong. No taxable income was generated outside the PRC for the years ended June 30, 2026, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2026, 2025 and 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Value added tax (“VAT”)

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

(u) Warrant liabilities

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

The warrants issued by the Company on September 20, 2024 do not meet the "fixed-for-fixed" condition required for equity classification under ASC 815-40, and are therefore accounted for as liabilities. Accordingly, at initial recognition, the Company measures such warrants at their fair value and classifies them as liabilities. This warrant liability is re-measured at each balance sheet date until exercised or expired, with any changes in fair value recognized in the consolidated statements of operations.

The pre-funded warrants issued by the Company on May 11, 2026 were fully exercised shortly after issuance and were therefore accounted for as equity.

For the years ended June 30, 2026 and 2025, the change in fair value of the warrant liability was $nil and $6.76 million, respectively (see Note 12).

(v) (Loss) earnings per share

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

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended June 30, 2026, 2025, and 2024:

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Numerator:
Net (loss) income – basic	$(9,536,245)	$3,876,680	$1,291,667
Add: change in fair value of warrants liabilities	—	(706,668)	—
Net (loss) income for the year - diluted	$(9,536,245)	$3,170,012	$1,291,667

Denominator:
Weighted average shares outstanding - basic	24,680	912	478
Add: effect of dilutive securities	—	24	—
Weighted average shares outstanding - diluted	24,680	936	478

Earnings (loss) earnings per share - basic	$(386.40)	$4,251.81	$2,701.53
Earnings (loss) earnings per share - diluted	$(386.40)	$3,385.53	$2,701.53

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

(x) Foreign currency translation and transactions

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

The value of RMB against US$ and other currencies fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the CFS:

	June 30, 2026	June 30, 2025	June 30, 2024
Period-end spot rate	6.8109	7.1586	7.1268

	For the Years Ended June 30,
	2026	2025	2024
Average rate	7.0034	7.1599	7.1592

(y) Segment reporting

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

(z) Significant risks

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

The Company maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($73,412). However, the Company believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on publicly available information.

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

Our credit risk arises from cash and cash equivalents, accounts receivable, advances to suppliers, amounts due from related parties and investment in convertible notes. As of June 30, 2026, all of the cash and cash equivalents were held by major financial institutions located in mainland China and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, credit is extended based on an evaluation of each customer’s financial condition, generally without collateral or other security. The recoverability of each receivable is assessed at each reporting date to maintain adequate allowances for expected credit losses. Advances to suppliers and third-party loans expose the Company to credit risk. Outstanding balances are monitored on an ongoing basis to manage collection risk. Allowances for expected credit losses on these assets are recognized considering counterparty credit quality, historical loss experience, current conditions and forward-looking information. For amounts due from related parties, we provide advances to the officers for daily operations. The credit risk is mitigated by ongoing monitoring of outstanding balances and timely collection when there is no immediate need for such advances. For the investment in convertible notes, the instrument is accounted for as a financing receivable at amortized cost. Contractual principal and interest payments represent the primary source of recovery, whereas conversion-to-equity rights constitute only a secondary contractual feature to be considered under limited circumstances and are not dependent on the investee’s operating performance. Periodic monitoring is performed over the issuer’s adherence to contractual payment obligations, and scheduled debt-payment collection serves as our primary risk-mitigation focus. The full carrying value represents exposure to credit loss. Indications of payment-related distress or the issuer’s contractual payment default would trigger an evaluation for additional expected-credit-loss allowances.

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

(aa) Related parties

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

(ab) Recent accounting pronouncements

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

Recent Accounting Pronouncements Adopted

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company adopted this ASU on June 30, 2026 which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Issued but not yet Adopted

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

In July 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts receivables and Contract Assets (“ASU 2025-05”). This ASU provides a practical expedient to simplify the application of the CECL expected-credit-loss model for current-trade Accounts receivable and contract assets. The guidance is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years; early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-05 on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	June 30, 2026	June 30, 2025

Accounts receivables	$52,245	$479,772
Less: allowance for credit losses	(46,301)	(19,500)
Accounts receivables, net	$5,944	$460,272

The movement of allowance for credit loss is as follows:

	June 30, 2026	June 30, 2025

Balance at beginning of the year	$19,500	$—
Addition	26,801	19,500
Balance at end of the year	$46,301	$19,500

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	As of June 30,
	2026	2025
Advances for products and services purchased from third parties	$7,172,691	$5,699,738
Less: allowance for doubtful accounts*	(1,427,202)	—
Advances to suppliers, net	$5,745,489	$5,699,738

*	As the Company discontinued the expansion of its overseas user acquisition and traffic investment business, the advances previously paid to overseas traffic suppliers are no longer expected to be recoverable. Accordingly, the Company has recognized an allowance for doubtful accounts related to such advances.

NOTE 5 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of June 30,
	2026	2025
Loans to third parties(1)	$4,585,103	$4,585,103
Other receivables	137,361	268,924
Subtotal	4,722,464	4,854,027
Less: allowance for doubtful accounts	(4,593,178)	(27,938)
Prepaid expenses and other current assets	$129,286	$4,826,089

(1)	The first category is loans issued to business partners for short-term working capital. The loan term is within 1 year, with an annual interest rate of 8%, and interest is paid semi-annually.

NOTE 5 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET (cont.)

Among these, the US$1.5 million loan of Borrower A was extended on March 11, 2025, with the maturity date of the extended loan being March 12, 2026. The US$1 million loan of Borrower A was matured on November 11, 2025. The US$0.5 million loan of Borrower A was extended on June 16, 2025, and the maturity date of the extended loan is June 16, 2026. The US$1.02 million loan of Borrower B was extended on February 15, 2025, and the maturity date of the extended loan is February 15, 2026. As of June 30, 2026, the aggregate principal and interest outstanding for Borrower A amounted to $3,027,671, and the aggregate principal and interest outstanding for Borrower B amounted to $1,051,199.

The second category is the funds facilitated to a third party for higher yield of idle funds. As of June 30, 2025, the company has paid a total of $500,000. The maturity date of this entrusted fund is 203 days, with a yield rate of 4.3%. Among this, $150,000 matured on August 13, 2025. The company re-entrusted the total matured principal and earnings of $153,587, and the updated maturity date is March 14, 2026. The maturity date of the remaining $350,000 entrusted fund is October 28, 2025. As of June 30, 2026, the combined carrying amount of receivable principal and interest amounted to $506,233.

As of June 30, 2026, none of the aforementioned loans and entrusted funds were extended. The counterparty’s financial condition deteriorated, and it failed to repay both principal and interest in accordance with the contractual terms. The Company evaluated the recoverability of these loans and entrusted funds. Based on such evaluation, the Company determined that these financial assets exhibited significant collectibility risks, and accordingly recognized an allowance for credit losses of $4,585,103.

Individual loan exceeding 5% of current assets are as following:

	June 30, 2026
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable as of June 30, 2026	Contract Term
Borrowers A*	$1,500,000	8%	$5,836	2025.03.11-2026.03.12
Borrowers A*	1,000,000	8%	$20,411	2024.11.12-2025.11.11
Borrowers B*	$1,020,000	8%	$31,199	2025.02.15-2026.02.15

*	As the principal and interest have not been received in accordance with the contractual terms, the Company anticipates that full recovery of such receivables may not be probable. Interest receivable was accrued only up to June 30, 2025, and no additional interest income was accrued for the year ended June 30, 2026.

	June 30, 2025
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable as of June 30, 2025	Contract Term
Borrowers A	$1,500,000	8%	$5,836	2025.03.11-2026.03.12
Borrowers A	1,000,000	8%	$20,411	2024.11.12-2025.11.11
Borrowers B	$1,020,000	8%	$31,199	2025.02.15-2026.02.15

The movement of allowance of doubtful accounts is as follows:

	Years Ended June 30,
	2026	2025
Balance at beginning of the year	$27,938	$28,063
Current year addition	4,565,240	(125)
Balance at end of the year	$4,593,178	$27,938

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30,
	2026	2025
Electronic equipment and vehicles	$163,704	$155,753
Less: accumulated depreciation	(59,535)	(46,854)
Property, plant and equipment, net	$104,169	$108,899

Depreciation expense was $10,006 and $17,278 for the years ended June 30, 2026 and 2025, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of June 30,
	2026	2025
	US$	US$

Digital assets	$2,080,000	$2,080,000
Less: accumulated amortization	(575,942)	(277,333)
Less: impairment(a)	(1,504,058)	—
Intangible assets, net	$—	$1,802,667

(a)

Following the launch of the new-generation AI modeling platform, high-quality digital models that previously required manual production can now be automatically generated within minutes via AI technology based on text or image prompts. This fundamental technological upgrade has caused a substantial decline in both the replacement cost and market licensing value of the Company’s general-purpose digital assets.

As of June 30, 2026, the Company concluded that the intangible assets were no longer expected to generate future economic benefits and that clear impairment indicators existed for such assets.

The Company performed recoverability tests on its intangible assets as of December 31, 2025 and June 30, 2026, by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the asset group. The test results indicated that the estimated future cash flows of the asset group were lower than its carrying amount, and thus the carrying amount of the asset group was unrecoverable. The Company recognized intangible asset impairment losses of $0.90 million and $0.60 million as of December 31, 2025 and June 30, 2026, respectively. For the fiscal year ended June 30, 2026, the Company recorded total intangible asset impairment losses of $1.50 million.

Fair-value measurement for the impaired intangible assets is classified within Level 3 of the fair-value hierarchy in accordance with ASC 820. The Company utilized the income approach for the Level 3 fair-value measurement. Significant unobservable inputs incorporated into the valuation model are projected future cash flows and the estimated remaining useful life for each respective asset group.

Amortization expense was $ 298,609 and $277,333 for the years ended June 30, 2026 and 2025, respectively.

NOTE 8 – LEASES

On June 24, 2019, Haoxi BJ entered into an office lease with an individual (the “Landlord 1”). The lease was from July 1, 2019 to July 1, 2021, and annual rental was RMB431,460 ($63,348). On June 21, 2021, Haoxi BJ extended the lease to June 30, 2023, with an annual payment of RMB675,120 ($99,123), to be paid quarterly. On May 12, 2023, Haoxi BJ extended the lease from July 1, 2023 to March 31, 2024. On March 25, 2024, Haoxi BJ extended the lease from April 1, 2024 to June 30, 2024. On July 9, 2024, the Company renewed the lease from July 1, 2024 to June 30, 2026.

On July 29, 2022, Haoxi BJ entered into an office lease with an individual (the “Landlord 2”) at Room 902, Unit 1, Floor 9, Wantong Tower, Jia No.6, Chao Yang Men Wai Ave., Chaoyang District, Beijing, China. The lease was from August 8, 2022 to August 7, 2024, and annual rental of RMB660,000 ($96,903) to be paid every four month. The latest renewal extends the lease term from August 8, 2025 to August 7, 2027. The lease agreement provides that the leased property may be sold during the lease term. The Company elected not to record operating lease right-of-use assets for short-term leases that have a term of less than 12 months. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

These leases do not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	June 30, 2026	June 30, 2025

Operating lease right-of-use assets	$—	79,188
Operating lease liabilities – current	$—	79,188
Total operating lease liabilities	$—	79,188

As of June 30, 2026, ROU assets and lease liabilities were $nil and $nil, respectively. As of June 30, 2025, ROU assets and lease liabilities were $79,188 and $79,188 (from lease liabilities current portion), respectively.

For the fiscal years ended June 30, 2026 and 2025, the Company had operating lease costs of $80,943 and $77,144, respectively.

NOTE 9 – LONG TERM PAYABLE

On February 7, 2023, Beijing Haoxi signed an auto loan with Mercedes-Benz Auto Finance Co., Ltd. for RMB800,000 ($117,459) to purchase a car worth RMB1,000,000 ($146,823) with a down payment of RMB200,000 ($29,365). The loan repayment period is 3 years with a monthly installment of RMB24,698 ($3,626). Mr. Xu Lei was the guarantor. As of June 30, 2026 and 2025, long-term payable were $nil and $26,496, respectively. As of June 30, 2026 and 2025, the unrecognized financing expense amortized was $1,129 and $3,211, respectively. The remaining unrecognized financing expense was $nil and $1,105, respectively.

As of June 30, 2026
Long-term accounts payable-current	$—
Unrecognized financing expense	—
Long-term accounts payable-current, net	$—

As of June 30, 2025
Long-term accounts payable-current	$27,601
Unrecognized financing expense	(1,105)
Long-term accounts payable-current, net	$26,496

NOTE 10 – LOANS

Short-term loans of the Company consist of the following:

	June 30, 2026
	Principal Amount	Annual Interest Rate	Loan term
Bank of Communication(2)	$440,470	2.30%	09/24/2025 - 09/24/2026
Bank of China(3)	587,294	2.24%	05/14/2026 - 05/14/2027
Bank of China(3)	293,647	2.24%	04/28/2026 - 04/28/2027
Total	$1,321,411

	June 30, 2025
	Principal Amount	Annual Interest Rate	Loan term
China Construction Bank(1)	$78,227	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	120,834	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	270,723	3.82%	11/13/2024 - 11/13/2025
Bank of China(3)	838,153	2.15%	06/30/2025 - 06/30/2026
Total	$1,307,937

Long-term loans consist of the following:

	June 30, 2026
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(4)	$290,710	3.00%	06/30/2025 - 06/30/2027
Long-term loans current total	$290,710

	June 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	$300,338	2.85%	11/27/2023 – 11/27/2025
Long-term loans current total	$300,338

	June 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(4)	$307,323	3.00%	06/30/2025 - 06/30/2027
Long-term loans non-current total	$307,323

(1)	These loans with China Construction Bank carry a fixed interest rate and are unsecured.

(2)	The loans from Bank of Communications of China are unsecured and carry floating interest rates. The interest rate of each loan is based on the one-year Chinese Loan Prime Rate, or LPR, to the agreed “Pricing Benchmark date,” according to the value of addition (subtraction) points agreed upon in the Application for the Use of Loan on the draw date. The applicable date of the Pricing base shall be the draw date, and the applicable LPR value shall be the last published LPR value before the draw date.

(3)	In connection with the loan with the Bank of China, Mr. Lei Xu provided a guarantee for the repayment of the loan.

(4)	In connection with the loan with the Bank of China, Beijing Capital Financing Guarantee Co., Ltd. provided a guarantee for the repayment of the loan.

Interest for the years ended June 30, 2026 and 2025 was $52,446 and $45,956 respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2026 and 2025:

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company
Lei Xu	A shareholder of the Company

	June 30,
	2026	2025
Amount due to related parties
Zhen Fan	$6,187	$6,187
Lei Xu	59	55,933
Amount due to related parties	$6,246	$62,120

In the 2026 fiscal year, the bonuses awarded by the Company to Fan Zhen and Xu Lei were $300,000 and $500,000, respectively.

Related party transaction

On May 18, 2026, the Company entered into a securities purchase agreement with Mr. Zhen Fan to issue 40,000,000 Class B ordinary shares with a par value of $0.0025 per share at a subscription price of $0.018 per share, for an aggregate consideration of $720,000. As of June 30, 2026, the full subscription proceeds had been received.

On November 26, 2025, Mr. Zhen Fan borrowed an interest-free loan of $1,000,000 from the Company. The loan was fully repaid on June 22, 2026, and no balance remained outstanding as of the end of the reporting period.

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

On August 5, 2022, Haoxi’s shareholders approved a Memorandum and Articles of Association, pursuant to which 2,344(Pre-consolidations 150,000,000) shares were authorized as Class A ordinary shares and 781(Pre-consolidations 50,000,000) shares were authorized as Class B ordinary shares with a par value of $6.40(Pre-consolidations $0.0001) per share (each are hereinafter referred to as “Class A Ordinary Shares” and “Class B Ordinary Shares”, respectively). Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to 10 votes per share. Haoxi issued 270(Pre-consolidations 17,270,000) Class B Ordinary Shares to Mr. Fan Zhen and 121(Pre-consolidations 7,730,000) Class A Ordinary Shares to Mr. Lei Xu and four other shareholders on August 5, 2022. On November 28, 2022, the Company issued 70 (Pre-consolidations 4,480,000) Class A Ordinary Shares to an investor. On December 8, 2025, the Company increased the voting rights attaching to each Class B ordinary share from 10 votes per share to 30 votes per share.

The Class A ordinary shares of the Company commenced trading on the Nasdaq Capital Market under the ticker symbol "HAO" on January 26, 2024. The Company completed an IPO on NASDAQ on January 30, 2024, offering 38 (Pre-consolidations 2,400,000) Class A Ordinary Shares. On March 8, 2024, EF Hutton LLC, the lead underwriter of the IPO, exercised its overallotment option to purchase an additional 6 (Pre-consolidations 360,000) shares of the Company's Class A Ordinary Shares at $256,000 (Pre-consolidations $4.00) per share. The closing date for the sale of the overallotment shares was March 8, 2024.

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

NOTE 12 – SHAREHOLDERS’ EQUITY (cont.)

Due to the impact of the stock reverse split on January 14, 2025, May 21, 2026 and August 14, 2026, the number of shares to be exchanged in the company's above-mentioned issued portfolio needs to be reduced at a ratio of 25 to 1, 128 to 1 and 20 to 1, respectively. That is, the number of shares issued is 63 (Pre-consolidations 4,000,000), and the specific number of shares for the warrant exercise is detailed in the following instructions.

On November 27, 2024, the Holders exchanged a total of 62 Series A warrants (3,998,000 before the split) by signing a stock exchange agreement., and the Company issued 312 (Pre-consolidations 19,990,000) Class A ordinary shares on the same day.

In October, 2024, the Holders exercised an aggregate of 55 (Pre-consolidations 3,497,241) Series B warrants through an alternative cashless exercise option, and the Company issued 219 (Pre-consolidations 13,988,964) Class A ordinary shares in October, 2024.

On October 30, 2024, the Company issued 5 (Pre-consolidations 340,910) restricted shares to the IR institution Outside the Box Capital Inc. as compensation.

On January 14, 2025, the Company effected a reverse stock split at a ratio of 25-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

On September 17, 2025, the Holders exercised an aggregate of 7 (Pre-consolidations 31,390 ) Series B warrants through an alternative cashless exercise option, and the Company issued 31(Pre-consolidations 79,842) Class A ordinary shares on the same day.

On October 13, 2025, the Company entered into a purchase agreement with investors, agreeing to sell a total of 2,038 (Pre-consolidations 5,217,391) shares of the Company's Class A common stock, with a par value of $6.40(Pre-consolidations $0.0025) per share, and the total purchase price is approximately $1.2 million.

On December 3, 2025, the Company issued and sold 2,441 (Pre-consolidations 6,250,000) Class A ordinary shares accompanying warrants of 4,883 (Pre-consolidations 12,500,000) shares to several accredited investors. The purchase price for each ordinary shares at an initial exercise price of $2,048 (Pre-consolidations $0.80). The gross proceeds from this Offering were $5 million.

On December 26, 2025, the Holders exchanged a total of 4,883 Series A warrants (12,500,000 before the split) by signing stock exchange agreements, and the Company issued 17,578 (Pre-consolidations 45,000,000) Class A ordinary shares on the same day.

On January 23, 2026, the Company entered into a sales agreement with Aegis Capital Corp., as sales agent, establishing an at-the-market offering program pursuant to which the Company could offer and sell Class A ordinary shares having an aggregate offering price of up to $80 million. On February 7, 2026, the Company and the sales agent mutually terminated the sales agreement. No Class A ordinary shares were sold pursuant to the sales agreement.

On May 12, 2026, the Company issued 3,516 (Pre-consolidations 9,000,000) Class A ordinary shares accompanying Pre-Funded Warrants of 6,641 (Pre-consolidations 16,999,998) shares to several accredited investors. The gross proceeds from this Offering were $6.46 million. For accounting classification purposes, these Pre-Funded Warrants were classified within equity, as all warrants were fully exercised shortly after issuance, and therefore these Pre-Funded Warrants are not presented within the liability-warrant movement roll forward. The exercise price per whole Class A Ordinary Share purchasable upon exercise of the Pre-Funded Warrants is $6.66 (Pre-consolidations $0.0026). Each Pre-Funded Warrant is exercisable to purchase 10.355 Class A Ordinary Shares. In total, the 6,641 (Pre-consolidations 16,999,998) Pre-Funded Warrants are exercisable to purchase up to 68,764 (Pre-consolidations 176,034,979) Class A Ordinary Shares. During the subsequent month of May, all Pre-Funded Warrants were exercised, and consequently the Company issued 68,764 (Pre-consolidations 176,034,979) Class A ordinary shares.

On May 18, 2026, the Company entered into a Securities Purchase Agreement with Mr. Zhen Fan. Pursuant to the agreement, the Company agreed to issue and sell 15,625 (Pre-consolidations 40,000,000) Class B ordinary shares of the Company to Mr. Zhen Fan, at a par value of $6.4 (Pre-consolidations $0.0025) per share and a purchase price of $46.08 (Pre-consolidations $0.018) per share.

On May 21, 2026, the Company effected a reverse stock split at a ratio of 128-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

On June 2, 2026, at an extraordinary general meeting, the Company’s shareholders approved an increase in authorized share capital. The authorized shares were increased to 100,000,000,000,000 Class A ordinary shares and 10,000,000,000,000 Class B ordinary shares, with par value of $0.32 per share.

On August 14, 2026, the Company effected a reverse stock split at a ratio of 20-to-1. All share-counts, weighted-average shares outstanding and earnings-per-share data for all periods presented within the consolidated financial statements and accompanying notes have been retrospectively adjusted to give effect to this 20-to-1 reverse stock-split. The par value and carrying amount of Class A and Class B ordinary shares as of June 30, 2026 have not been adjusted, as this reverse stock-split, together with the statutory share-capital reduction on July 6, 2026 (See Note 16), represent non-adjusting subsequent events under ASC 855.

NOTE 12 – SHAREHOLDERS’ EQUITY  (cont.)

Warrants (“The Warrant”)

Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value.

The movement of warrants is as follows:

	As of June 30, 2026
	Valuation	Series A		Series B
	US$	Share	Valuation	Share	Valuation
Balance at beginning of the year	$104,433	1	32	8	104,401
Issuance(a)	—	—	—	—	—
Exercise(b)	103,019	—	—	7	103,019
Fair value changes(c)	—	—	—	—	—
Balance at end of the year	$1,414	1	32	1	1,382

	As of June 30, 2025
	Valuation	Series A		Series B
	US$	Share	Valuation	Share	Valuation
Balance at beginning of the year	$—	—	—	—	—
Issuance(a)	10,559,739	63	4,122,940	63	6,436,799
Exerciset(b)	3,693,843	62	918,183	55	2,775,660
Fair value changes(c)	(6,761,463)	—	(3,204,725)	—	(3,556,738)
Balance at end of the year	$104,433	1	32	8	104,401

(a)

On September 20, 2024, the Company issued 63(Pre-consolidations 4,000,000) units to public, and each unit in such offering included one Class A Ordinary Share, one Series A warrant and one Series B warrant. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $10,559,739.

On December 3, 2025, the Company issued and sold 2,441(Pre-consolidations 6,250,000) Class A ordinary shares accompanying warrants of 4,883(Pre-consolidations 12,500,000) shares to several accredited investors. The investors exercised all of the warrants within the following few days, pursuant to which the Company issued 17,578(Pre-consolidations 45,000,000) Class-A ordinary shares on December 26, 2025.

On May 11, 2026, the Company issued and sold 3,516(Pre-consolidations 9,000,000) Class A ordinary shares accompanying Pre-Funded Warrants of 6,641(Pre-consolidations 16,999,998) shares to several accredited investors. The investors exercised all of the warrants within the following few days, pursuant to which the Company issued 68,764 (Pre-consolidations 176,034,979) Class-A ordinary shares in May, 2026.

(b)

On November 27, 2024, the holder exchanged a total of 62 Series A warrants (3,998,000 before the splits) by signing a stock exchange agreement. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series A warrants at the date of exchange was $918,183.

In October, 2024, the Holders exercised an aggregate of 55(Pre-consolidations 3,497,241 ) Series B warrants through an alternative cashless exercise option. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series B warrants at the date of exercise was $2,775,660.

On September 17, 2025, the Holders exercised an aggregate of 7(Pre-consolidations 31,390 ) Series B warrants through an alternative cashless exercise option, and the Company issued 31(Pre-consolidations 79,842) Class A ordinary shares on the same day. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series B warrants at the date of exercise was $103,019.

(c)	The number of remaining unexercised Series A warrants and Series B warrants is 1 (Pre-consolidations 80) and 1 (Pre-consolidations 440) respectively. The fair value of these warrants as of June 30, 2026 and 2025 is $1,414 and $104,433, respectively.

NOTE 12 – SHAREHOLDERS’ EQUITY  (cont.)

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

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of June 30,	As of November 27,	As of October 7,	As of September 20,
	2026*	2025	2024	2024	2024
Volatility	64.7%	64.7%	64.6%	63.5%	63.0%
Stock price	1.3	1.3	0.21	0.29	0.58
Expected life of the warrants to convert	4.2	4.2	4.81	4.95	5
Risk free rate	3.7%	3.7%	4.1%	3.9%	3.5%
Dividend yield	0%	0%	0%	0%	0%

*	As of June 30, 2026, the remaining outstanding warrants are considered immaterial with respect to both the number of exercisable warrants and their fair value. Accordingly, a separate fair value measurement was not conducted. As of June 30, 2026, the fair value of outstanding warrants was carried forward from the valuation as of the prior year-end.

Statuary Reserve

In accordance with the Regulations on Enterprises of PRC, WFOE and Haoxi BJ in the PRC are required to provide statutory reserves, appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves reach 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.. As of June 30, 2026 and 2025, the balances of the statutory reserves were $7,318  and nil, respectively.

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

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of June 30, 2026, and 2025, restricted net assets of the Company’s PRC subsidiaries were $1,082,684 and $755,505, respectively.

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

The provision for income tax consisted of the following:

	Years Ended June 30,
	2026	2025	2024
Current
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
China	36,614	270,744	443,582

Deferred
Cayman Islands	—	—	—
Hong Kong	—	—	—
China	—	—	—
Income tax provision	$36,614	$270,744	$443,582

A reconciliation between the Company’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the years ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
Computed income tax benefit with statutory Enterprise Income Tax rate	$(2,374,908)	25.00%	$1,036,856	25.00%	$433,812	25.00%
Effect of tax rates in a foreign jurisdiction	2,342,701	(24.66)%	(828,009)	(19.97)%	(4,101)	(0.24)%
Change in value allowance on provision for doubtful debt	8,238	(0.09)%	4,874	0.12%	—	—
Effect of other non-deductible expenses	723	(0.01)%	1,929	0.05%	3,684	0.21%
Change in valuation allowance on tax losses generated during the year	59,860	(0.63)%	55,094	1.33%	10,187	0.59%
Income tax expense/(benefit)	$36,614	(0.39)%	$270,744	6.53%	443,582	25.56%

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of June 30,
	2026	2025	2024
Net operating loss carry forwards	$130,177	$65,292	$10,233
Provision for doubtful debt	13,594	4,875	—
Deferred tax assets, gross	143,771	70,167	10,233
Valuation allowance on net operating loss	(143,771)	(70,167)	(10,233)
Deferred tax assets	$—	$—	$—

The Company’s PRC subsidiaries had cumulative net operating loss of $520,707, $261,167, $40,932 as of June 30, 2026, 2025 and 2024, respectively, which may be available for reducing future taxable income.

NOTE 13 – TAXES (cont.)

As of each reporting date, management evaluates all available positive and negative evidence to determine whether it is more likely than not that the Company's deferred tax assets will be realized. As of June 30, 2026, the gross deferred tax assets mainly arose from the Company's PRC non-operating entities and consisted primarily of net operating loss carryforwards and allowances for doubtful accounts. Management determined that these assets did not meet the more-likely-than-not realization criteria. Accordingly, a valuation allowance of $143,771 was recorded against the gross deferred tax asset balance as of June 30, 2026, as management concluded that it is not more likely than not that sufficient future taxable income will be generated to utilize these deferred tax assets.

The tax payable consisted of the following:

	As of June 30,
	2026	2025	2024
VAT	$216,570	$369,260	366,720
Income tax	1,017,143	935,989	675,842
Other tax	3,733	2,021	1,795
Tax payable	$1,237,446	$1,307,270	$1,044,357

NOTE 14 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major Customers

For the fiscal year ended June 30, 2026, one customer accounted for approximately 10% of the revenue of the Company. As of June 30, 2026, two customers accounted for approximately 23% and 22% of the Company’s total Accounts receivables.

For the fiscal year ended June 30, 2025, no customer contributed over 10% of the revenue of the Company. As of June 30, 2025, Customers C, and B accounted for approximately 66% and 14% of the Company’s total Accounts receivables.

Major Suppliers

For fiscal 2026, one supplier accounted for approximately 99.41% of our total purchases. As of June 30, 2026, one supplier accounted for approximately 99.17% of the Company’s accounts payable.

For fiscal 2025, Supplier L accounted for approximately 97.48% of our total purchases. As of June 30, 2025, Supplier P accounted for approximately 98.17% of the Company’s accounts payable.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments

On June 30, 2026, the Company entered into an office lease agreement. The lease term commences on July 1, 2026 and ends on June 30, 2028, with total lease payments of $ 101,999.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines if an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2026, the Company was not aware of any litigation or lawsuit against it.

NOTE 16 – SUBSEQUENT EVENT

On July 6, 2026, the Company’s shareholders approved a statutory reduction and reorganization of the Company’s share capital. The share capital reduction became effective on July 22, 2026, upon registration of the solvency statement and minute of reduction by the Registrar of Companies of the Cayman Islands. Pursuant to the share capital reduction, the par value of each issued and outstanding Class A ordinary share and Class B ordinary share was reduced from US$0.32 to US$0.0000001 by cancelling US$0.3199999 of paid-up capital per share. The credit arising from the reduction was transferred to a distributable reserve account that may be utilized by the Company as the Board of Directors deems fit and as permitted under applicable Cayman Islands law, including to eliminate or offset accumulated losses. Following the related reorganization of the Company’s authorized share capital, the Company’s authorized share capital was US$11,000,000, divided into 100,000,000,000,000 Class A ordinary shares and 10,000,000,000,000 Class B ordinary shares, each with a par value of US$0.0000001. No cash distributions to shareholders were made in connection with the share capital reduction.

On July 13, the Company issued 15,000 (Pre-consolidation 300,000) Class A ordinary shares accompanying pre-funded warrants of 485,000 (Pre-consolidation 9,700,000) shares to several accredited investors. The offering price for each Class A ordinary share was $8 (Pre-consolidation $0.40) and the pre-funded warrants had an exercise price of $6.6 (Pre-consolidation $0.33) per share. As of the date of this Annual Report, the investor had fully exercised the pre-funded warrants issued in this offering. On July 14, 2026, the Company received net proceeds of approximately US$3.59 million in connection with the aforementioned offering, after deducting the placement agent's fees and other offering expenses payable by the Company.

On August 2, 2026, the Company paid a $2 million cash deposit for a proposed acquisition of an online advertising company. The $2 million cash deposition will be fully refunded to the Company if the proposed acquisition is not consummated by February 1, 2027. As of the date of this annual report, the proposed acquisition remains under negotiation between the parties and the Company has not entered into any definitive agreement with respect to such proposed acquisition.

On August 14, 2026, the Company effected a reverse stock split at a ratio of 20-to-1. All share-counts, weighted-average shares outstanding and earnings-per-share data for all periods presented within the consolidated financial statements and accompanying notes have been retrospectively adjusted to give effect to this 20-to-1 reverse stock-split. The par value and carrying amount of Class A and Class B ordinary shares as of June 30, 2026 have not been adjusted, as this reverse stock-split, together with the statutory share-capital reduction on July 6, 2026, represent non-adjusting subsequent events under ASC 855.

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